As filed with the U.S. Securities and Exchange Commission on September 1, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROKU, INC.

(Exact name of registrant as specified in its charter)

Delaware	4841	26-2087865
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Winchester Circle

Los Gatos, California 95032

(408) 556-9040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anthony Wood

President, Chief Executive Officer and Chairman

Roku, Inc.

150 Winchester Circle

Los Gatos, California 95032

(408) 556-9040

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Mark P. Tanoury John T. McKenna Seth J. Gottlieb Alex K. Kassai Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Stephen H. Kay David Y. Oh Roku, Inc. 150 Winchester Circle Los Gatos, California 95032 (408) 556-9040	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.0001 par value per share	$100,000,000	$11,590.00

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 1, 2017

             Shares

CLASS A COMMON STOCK

Roku, Inc. is offering              shares of its Class A common stock. This is our initial public offering and no public market currently exists for our shares of Class A common stock. We anticipate that the initial public offering price will be between $         and $         per share.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock immediately following this offering, with our directors, executive officers and principal stockholders representing approximately     % of such voting power.

We have applied to list our Class A common stock on The NASDAQ Global Select Market under the trading symbol “ROKU.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Roku
Per share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional              shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2017.

MORGAN STANLEY	CITIGROUP

ALLEN & COMPANY LLC	RBC CAPITAL MARKETS

NEEDHAM & COMPANY	OPPENHEIMER & CO.	WILLIAM BLAIR

                    , 2017

Roku TV
12:40 pm
Options
12 Items
Home
My Feed
Movie Store
TV Store
News
Search
Streaming Channels
Settings
Antenna TV
Cable Box
Game Console
NETFLIX
hulu
SHOWTIME
4K
TRIBECA
SHORTLIST
HBO NOW

We are in a golden age of TV. Our mission is to be the streaming platform that connects the entire TV ecosystem.

Roku Active accounts2 15.1M1 +43%

Roku Quarterly Streaming Hours3 3.5B1 + 60%

Roku ARPU4 $11.221 +35%

Annual Streaming Hours

0.9B 2012

1.7B 2013

3.2B 2014

5.5B 2015

9.4B 2016

11.9B5 TTM

Roku®

1 Fiscal Quarter ending June 30, 2017, and year-over-year comparison to the same period in the prior year.

2 Active Accounts represent distinct users who have streamed content on our platform in the last thirty days of the period.

3 Streaming hours are the aggregate amount of time users streamed content from channels on our platform in a given period.

4 Average Revenue per User (ARPU) represents platform revenue during the preceding four quarters divided by the average number of active accounts at the end of the period and the end of the prior four fiscal quarters.

5 Represents total streaming hours over the 12 months ended June 30, 2017.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we, nor any of the underwriters, have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, nor any of the underwriters, take responsibility for, or can provide any assurance about the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Until                     , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under the heading “Risk Factors,” and our consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Roku,” “the Company,” “we,” “us” and “our” refer to Roku, Inc. and its wholly-owned subsidiaries.

ROKU, INC.

Overview

We pioneered streaming to the TV. Roku connects users to the streaming content they love, enables content publishers to build and monetize large audiences, and provides advertisers with unique capabilities to engage consumers. We do this at scale today. As of June 30, 2017, we had 15.1 million active accounts. By comparison, the fourth largest multichannel video programming video distributor in the United States had approximately 13.3 million subscribers as of June 30, 2017. Our users streamed more than 6.7 billion hours on the Roku platform in the six months ended June 30, 2017, 62% growth from the six months ended June 30, 2016. TV streaming’s disruptive content distribution model is shifting billions of dollars of economic value. Roku is capitalizing on this large economic opportunity as a leading TV streaming platform for users, content publishers and advertisers.

Consumers win with TV streaming—they get a better user experience, more entertainment options and more control over what they spend on content. When users want to enjoy streaming entertainment, they start at the Roku home screen where we put users first by helping them find the content they want to watch. From our home screen, users can easily search, discover and access over 500,000 movies and TV episodes in the United States, as well as live sports, music, news and more. Users can also compare the price of content from various channels available on our platform and choose from ad-supported, subscription and transactional video on-demand content. The Roku platform delivers a significant expansion in consumer choice. Consumers can personalize their content selection with cable TV replacement offerings and other streaming services that suit their budgets and needs. Ad-supported channels available on the Roku platform include CBS News, Crackle, The CW and Vice; subscription channels include HBO Now, Hulu and Netflix, as well as traditional pay TV replacement services like DirecTV Now, Sling TV and Sony PlayStation Vue; and transactional channels include Amazon Video, Google Play and Vudu. Consumers are increasingly streaming ad-supported content. In the six months ended June 30, 2017, hours streamed on the Roku platform that included advertising grew to 2.9 billion hours, up 76% year-over-year from the six months ended June 30, 2016. Last year, searching for free content was the top reason users visited our website other than to manage their Roku accounts.

Roku operates the number one TV streaming platform in the United States as measured by total hours streamed, according to a survey conducted in the first quarter of 2017 by Kantar Millward Brown that we commissioned. Content publishers and advertisers win with Roku because our large and growing user base simplifies their access to the fragmented and complex over the top, or OTT, market and we provide them with direct to consumer engagement and monetization opportunities. We provide our content publishers with access to the most engaged OTT audience, as measured by average hours streamed, and the ability to monetize their content with advertising, subscription or transactional business models. Furthermore, as a pure play, neutral TV streaming platform, we are better able to serve content publishers compared to other platforms that have diversified business operations and competitive content offerings. Advertisers on our platform can reach our desirable OTT audience with ads that are more relevant, interactive and measurable than advertising delivered on traditional linear TV. As traditional TV audiences shrink, OTT audiences have become increasingly important to advertisers who must continue to reach large audiences. Our growth in active accounts and hours streamed has attracted more content publishers and advertisers to our TV streaming platform, creating a better user experience, which in turn attracts more users.

We have achieved significant growth. In the six months ended June 30, 2017, we generated revenue of $199.7 million, up 23% from $162.3 million in the six months ended July 2, 2016. In fiscal 2016, we generated revenue of $398.6 million, up 25% from $319.9 million in fiscal 2015. We generate player revenue from the sale of streaming players and platform revenue primarily from advertising and subscription revenue share on our platform. We earn platform revenue as users engage with content on our platform and we intend to continue to grow platform revenue by monetizing our TV streaming platform. In the six months ended June 30, 2017, player revenue represented 59% of total revenue and declined 2%, and platform revenue represented 41% of total revenue and grew 91% from the six months ended July 2, 2016. In fiscal 2016, player revenue represented 74% of total revenue and grew 9%, and platform revenue represented 26% of total revenue and grew 110% from fiscal 2015. In fiscal 2016 and the six months ended June 30, 2017, respectively, advertising revenue represented 63% and 67% of total platform revenue.

While we currently generate a majority of our revenue from sales of our streaming players, our business model is to grow gross profit by increasing the number of active accounts and growing average revenue per user, or ARPU, which we believe represents the inherent value of our business model. In the six months ended June 30, 2017, we generated gross profit of $76.5 million, up 52% from $50.3 million in the six months ended July 2, 2016. In fiscal 2016, we generated gross profit of $121.0 million, up 35% from $89.8 million in fiscal 2015. In the six months ended June 30, 2017, player gross profit represented 19% of total gross profit and declined 28%, and platform gross profit represented 81% of total gross profit and grew 104% from the six months ended July 2, 2016. In fiscal 2016, player gross profit represented 36% of total gross profit and declined 9%, and platform gross profit represented 64% of total gross profit and grew 87% from fiscal 2015. ARPU, which we define as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters, was $11.22 per active user in the period ended June 30, 2017 and $9.28 per active user in 2016, up 43% from $6.48 in 2015.

In the six months ended June 30, 2017, our net loss was $(24.2) million and our Adjusted EBITDA was $(14.0) million. In fiscal 2016 our net loss was $(42.8) million and our Adjusted EBITDA was $(29.9) million. See the section titled “Non-GAAP Financial Measures” below for a reconciliation between Adjusted EBITDA and net loss, the most directly comparable generally accepted accounting principle, or GAAP, financial measure and a discussion about the limitations of Adjusted EBITDA.

Our Market Opportunity

We believe all TV content will be available through streaming. The rapid adoption of TV streaming has disrupted the traditional linear TV distribution model, creating new options for consumers and new economic opportunities for content publishers and advertisers. OTT viewing has become mainstream in the United States. According to an April 2017 comScore report, 51 million U.S. homes have used OTT, and OTT has a 54% reach among homes with WiFi. Although traditional live TV still represents the majority of hours viewed by consumers, it declined year-over-year from 2015 to 2016 among adults by 1.5% on a Nielsen’s ratings basis, while streaming hours continue to grow both on an absolute basis, as well as on a percentage of total hours viewed basis. According to Activate, a high-tech, media and consumer retail consultancy firm in New York, it is projected that the average daily video consumption will increase to over 7 hours in 2018, 34% of which is attributed to digital video content, from 6.5 hours in 2013, 18% of which was attributed to digital video content. Further, the number of traditional pay TV subscribers continues to decline as consumers increasingly favor a streaming experience. As stated in a July 2017 eMarketer report, there were 25 million U.S. cord-cutter and cord-never households in 2016. We believe these consumer trends are creating significant opportunities for the TV streaming market.

When ad-supported TV is streamed, it creates an opportunity for content publishers and advertisers to use advanced digital advertising capabilities, such as one-to-one personalized delivery. We believe this presents a large market opportunity for streaming advertising to the TV. Consumers have watched TV content on an ad-supported basis since the 1940s. According to a March 2017 eMarketer report, the traditional TV advertising spend is large and continues to grow. In 2016, traditional TV advertising spend in the United States totaled $71 billion, and is expected to grow to approximately $80 billion in 2021. Simultaneously, total OTT revenue worldwide is expected to reach $60 billion by 2022, from $32 billion in 2016, with the greatest share of revenue in the United States, according to Ovum. While the majority of OTT revenue in the United States in 2016 was generated on a subscription or transactional basis according to Ovum, we believe there is a large opportunity for growth in the OTT advertising market given the long-standing consumer model of choosing ad-supported content, in addition to paid content.

How Our TV Streaming Platform Provides Value to Users, Content Publishers and Advertisers

Users. We provide a best-in-class TV experience for our users which drives our user growth and hours streamed. Key benefits we offer users include:

•	Simple intuitive interface. Our user interface is easy to navigate and makes the search and discovery of relevant content a seamless part of the user experience. Our powerful cross-channel search capabilities make it easy to find TV episodes and movies across a wide variety of channels.

•	Choice, control and value. From the Roku home page users can choose content on an ad-supported, subscription or transactional basis, and users are able to decide what content they want to pay for. We use simple and intuitive navigation to quickly bring users to the content they desire and compare price among available channels to select what they watch.

•	Access to exceptional streamed content. Consumers are attracted to great content, and we believe that we offer unmatched breadth and depth of TV streaming content when compared to any other OTT platform.

Content Publishers. We provide a robust platform for content publishers to build and monetize OTT audiences. We offer over 5,000 streaming channels on our platform in the United States and over 3,000 internationally. Key benefits we offer content publishers include:

•	Direct-to-consumer distribution. Through our platform, content publishers can directly reach large and relevant audiences, including consumers who no longer use traditional linear TV services. We are an increasingly valuable partner to content publishers who deliver content exclusively via streaming, as well as traditional TV content programmers and distributors.

•	Ease of publishing and monetization. We make it easy for content publishers to launch streaming offerings on the Roku platform and build their audience through our open publishing platform. Our solution also allows content publishers to partner with Roku to sell advertising, and to designate Roku to monetize their content using our advertising sales or billing services.

•	Unmatched opportunity to drive tune in. We enable content publishers to drive tune in, or increase the audience for their content, through a range of advertising capabilities on our platform. Content publishers are featured prominently throughout a user’s experience on the Roku platform, such as channel promotions during the new user setup process and through ads in our user interface, including on the Roku home screen. We employ a wide variety of data-driven capabilities to help content publishers broaden their user base, drive engagement, and retain existing users.

Advertisers. Our TV streaming platform provides a differentiated advertising opportunity. We serve advertisers across multiple industry verticals and in 2016, we worked with seven of the ten largest advertisers in the United States as ranked by Ad Age. Some of the key benefits we offer advertisers include:

•	Access to a hard to reach audience. With audiences consuming more TV via OTT, cord-cutters and cord-nevers are on the rise and traditional linear TV ratings are in decline, advertisers are increasingly focused on OTT platforms to reach the population of consumers who are watching less traditional linear TV. We aggregate this audience on our platform for advertisers.

•	Best of TV and digital advertising delivery. Video advertising on our platform offers the best of both traditional TV and advanced digital advertising. We offer the large format sight, sound and motion of traditional TV advertising and the relevance, interactivity and measurability of digital advertising—all within the context of what the user is watching. Our advertising capabilities offer many relevance and measurement advantages when compared to traditional TV advertising, because ads are delivered in real-time based on personalized user insights.

•	Large scale. Our platform offers advertisers access to the most engaged OTT audience, as measured by hours streamed, and we believe it offers the largest number of ad-supported TV streaming channels. Advertisers benefit because they can reach a large audience across a variety of video genres and audience attributes. We have 15.1 million active accounts streaming an average of approximately three hours per day across thousands of channels as of the second quarter of 2017. Given our significant scale, the age, gender and geographic demographics of our U.S. user base are approximately the same as the overall U.S. population, which we believe makes us attractive to a wide variety of advertisers.

Our Products

Advertising. Our advertising products enable advertisers to serve relevant ads to our users and measure return on investment. Our primary advertising products include:

•	Video ads. Our ad-supported content publishers use video ads to monetize our audiences and we also use video ads to monetize our platform. Video ads are sold as 15-second or 30-second spots inserted before a program starts, or during a program break, within channels on the Roku platform where we have video inventory access. One of the ways we secure video ad insertion rights from content publishers is via our distribution deals with those publishers. In addition, many publishers also authorize us to fill their own unsold inventory. For many small and medium publishers on our platform, Roku sells all or a majority of the ads on their channels.

•	Interactive video ads. We offer advertisers the ability to make their TV advertising interactive with customized clickable overlays that invite viewers to engage more intimately with brands, by watching additional videos, obtaining offer details, getting a coupon code via text or finding the nearest retailer to buy a product.

•	Audience development promotions. We utilize a variety of ad placements, particularly native display ads, on the Roku home screen and screen saver, to promote content publishers and their services to our users. We help them to drive channel downloads and traffic to their channels, and to drive subscriptions or movie and TV show consumption. Given our strategic role as a user’s TV streaming home screen, we are increasingly able to predict a user’s likelihood of taking action in response to an ad we serve. We also sell branded buttons on our remote controls which are reserved for content publishers who are in more prominent placement on the remote to drive incremental usage and reduce friction by allowing the user to launch straight to the channel.

•	Brand sponsorships. We support a variety of promotional opportunities for advertisers, such as sponsored themes to take over our home screen and content sponsorships to give users the opportunity to experience a free movie or show (e.g. “Family movie night brought to you by…”).

Roku TVs. Roku TVs are manufactured and sold by our TV brand licensees, integrate our Roku Operating System, or Roku OS, and leverage our smart TV hardware reference design. Current licensee brands include Element, Hisense, Hitachi, Insignia, RCA, Sharp and TCL. Roku TVs are available in sizes ranging from 24” to 65” at leading retailers in the United States, Canada and Mexico. In 2017, we expect over 150 models to be available to consumers in North America, up from approximately 100 in 2016, featuring a wide range of prices as well as picture and display capabilities.

Streaming Players. We offer a popular, industry-leading line of streaming players for sale under the Roku brand in the United States, Canada, Mexico, the United Kingdom, France and the Republic of Ireland, that allow users to access our TV streaming platform. All players run on the Roku OS and stream content via built-in Ethernet or Wi-Fi capability, depending on the model.

Competitive Strengths

•	Large and engaged user base. Millions of users come to the Roku home screen to stream billions of hours of content per year. According to an analysis of Nielsen data from their national panel, Roku players accounted for approximately 48% of TV-connected digital streaming device usage (as compared among the top four brands) in the U.S. for the month of December 2016. Roku provides a best-in-class user experience by removing the complexity and driving the proliferation of OTT TV streaming. As we grow our large and engaged user base, we become an increasingly important partner for our content publishers and advertiser partners. As we attract more partners, our user experience improves, attracting more users to our platform in a virtuous cycle.

•	Roku OS purpose built for TV streaming. Our proprietary Roku OS is purpose built to manage TV streaming and integrates our streaming software, APIs, user interface, advertising technology stack, billing services and data insight tools. We continue to invest significantly in the Roku OS, and we believe it is difficult to replicate.

•	Powerful data analytics engine. Users have a direct relationship with Roku, and we provide their TV streaming home screen. This provides us with detailed insights about our users and their behavior on our platform, such as what channels they install and what content they search for. We collect and process 18 terabytes of uncompressed data per day, and we are able to develop actionable insights from the data on our platform to improve our user experience, as well as to enable our content publishers and advertisers to find relevant users and engage them.

•	Neutral OTT platform. We are a neutral OTT platform, making us an attractive partner. We do not focus on competing with content publishers on our platform, but instead, look to partner with publishers to build their audiences and maximize our mutual success on the platform. As a result, unlike other TV streaming platforms, we have not developed any original programming and do not have our own subscription service or video on-demand store. In addition, we do not compete directly with our retailers or our TV brand partners. We also endeavor to build trust with our users by providing unbiased search results and recommendations.

•	Ability to power TV streaming at low cost. The Roku OS is designed for exceptional performance using relatively low cost hardware. This approach enables us to drive account growth by offering Roku players at great value to consumers. We also believe we will be able to continue to drive active account growth from our TV brand partnerships. The low bill of materials required to run the Roku OS enables our TV brand license partners to build smart TVs using our operating system that are more competitively priced. As smart TVs take over most of the overall TV installed base over time, we believe we can power a very large portion of TVs based on our unique solution for TV brands.

•

Ability to rapidly deploy IP-based solution. There were over 918 million pay TV subscribers worldwide in 2016, according to Ovum. According to Kagan, a media research group within S&P Global Market intelligence, it is estimated, that 273 million cable boxes were shipped worldwide in

2016. Given the technology benefits of delivering content via internet instead of cable or satellite, many service operators are adding Internet protocol based, or IP-based, solutions for their customers. The Roku Powered program enables service operators to rapidly deploy an IP-based solution to deliver content to their subscribers.

Growth Strategy

We are capitalizing on the large economic opportunity for a leading TV streaming platform for users, content publishers and advertisers. Our key growth strategies include:

•	Grow active accounts. We intend to increase user adoption of the Roku platform by continuing to improve our user experience, to increase the depth and breadth of our content offering, and to enhance our TV streaming platform. We plan to continue to attract more users with a highly compelling TV streaming value proposition that allows users to access the largest collection of channel applications, pay only for the channels that they want, utilize the best search and discovery tools, and navigate a simple and easy to use user interface. We also plan to increase active accounts by continuing to expand our retail presence and grow our Roku OS licensing program for TV brands and service operators.

•	Grow hours streamed. We intend to increase user engagement and hours streamed by offering more content that is easier to find and discover on our platform. By increasing the available content on our platform and making it easily accessible, we have diversified the type of content streamed. To improve content discovery, we introduced “More Ways to Watch” on Roku TVs. This feature uses automatic content recognition technology to suggest relevant content options to users.

•	Grow ARPU. We expect to continue to grow ARPU by growing hours streamed and our monetization capabilities. We have experienced the fastest growth in hours streamed from our advertising-based content as measured by the number of hours streamed in the six months ended June 30, 2016, as compared to the six months ended June 30, 2017. We are increasing the monetization of these hours by expanding our advertising capabilities both on and off the Roku platform.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

•	TV streaming is highly competitive and many companies, including large technology companies, TV brands and service operators, are actively focusing on this industry. If we fail to differentiate ourselves and compete successfully with these companies it will be difficult for us to attract users and our business will be harmed.

•	We may not be successful in our efforts to further monetize our streaming platform, which may harm our business.

•	We depend on a small number of content publishers for a majority of our streaming hours and if we fail to monetize these relationships, directly or indirectly, our business could be harmed.

•	We operate in an evolving industry, which makes it difficult to evaluate our business and prospects. If TV streaming develops more slowly than we expect, our operating results and growth prospects could be harmed. In addition, our future growth depends on the growth of TV streaming advertising.

•	If we are unable to maintain an adequate supply of ad inventory on our platform, our business may be harmed.

•	Our players and Roku TVs must operate with various offerings, technologies and systems from our content publishers that we do not control. If Roku devices do not operate effectively with those offerings, technologies and systems, our business may be harmed.

•	Changes in consumer viewing habits could harm our business.

•	If we fail to obtain and maintain popular content, we may fail to retain existing users and attract new users.

•	If the advertisements on our platform are not relevant or not engaging to our users, our growth in active accounts and hours streamed may be adversely impacted.

If we are unable to adequately address these and other risks we face, our business may be harmed.

In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company,” whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have not elected to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Corporate Information

We originally organized as a limited liability company in Delaware in October 2002 and subsequently incorporated in Delaware in February 2008. Our principal executive offices are located at 150 Winchester Circle, Los Gatos, California 95032, and our telephone number is (408) 556-9040. Our website address is www.roku.com. Information contained on or accessible through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Roku, the Roku logo and other trade names, trademarks or service marks of Roku appearing in this prospectus are the property of Roku. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Class A common stock offered	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock offered	shares

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to 10 votes per share, on all matters that are subject to stockholder vote. Following this offering, each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder thereof, and will be converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, research and development, business development, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds from this offering for acquisitions of, or investments in, technologies or businesses that complement our business, although we have no commitments or agreements to enter into such acquisitions or investments. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed Nasdaq symbol	“ROKU”

The number of shares of Class A and Class B common stock to be outstanding after this offering is based on no shares of our Class A common stock and 514,491,589 shares of our Class B common stock (including preferred stock on an as-converted basis) outstanding as of June 30, 2017, and excludes:

•	147,361,901 shares of Class B common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 with a weighted-average exercise price of $0.65 per share and 19,320,000 shares of Class B common stock issuable upon the exercise of outstanding stock options which were granted in August 2017 with an exercise price of $1.47 per share;

•	13,355,811 shares of Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2017 with a weighted-average exercise price of $0.45 per share, which are expected to remain outstanding after the closing of this offering;

•	2,143,700 shares of our Class B common stock issued in July 2017 upon the automatic net exercise of a warrant to purchase 2,250,000 shares of our Class B common stock outstanding as of June 30, 2017;

•	25,533,017 additional shares of Class B common stock reserved for future issuance under our 2008 Equity Incentive Plan as of June 30, 2017 (excluding options granted in August 2017), which shares will cease to be available for issuance at the time our 2017 Equity Incentive Plan becomes effective in connection with this offering;

•	shares of Class A common stock reserved for future issuance under our 2017 Equity Incentive Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as (i) any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan and (ii) upon the expiration or termination prior to exercise of any shares of Class B common stock issuable upon the exercise of stock options outstanding under our 2008 Equity Incentive Plan, an equal number of shares of Class A common stock; and

•	shares of Class A common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement for this offering.

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	the reclassification of all 29,426,596 outstanding shares of our common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock;

•	that our amended and restated certificate of incorporation, which we will file in connection with the closing of this offering, and our amended and restated bylaws adopted in connection with this offering are effective;

•	the conversion of all 485,064,993 outstanding shares of our preferred stock into an equal number of shares of Class B common stock immediately upon the closing of this offering;

•	the conversion of all of our outstanding warrants to purchase shares of preferred stock into warrants to purchase an equal number of shares of our Class B common stock immediately upon the closing of this offering;

•	no exercise of outstanding options or warrants; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We derived the consolidated statements of operations data for the fiscal years ended December 26, 2015 and December 31, 2016 from our audited financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended July 2, 2016 and June 30, 2017 and the consolidated balance sheet data as of June 30, 2017 from our unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and results for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for the full fiscal year.

Prior to 2017, our fiscal year was the 52- or 53-week period that ends on the last Saturday of December. Our fiscal years 2015 and 2016 ended on December 26, 2015 and December 31, 2016, respectively. In 2017, we changed our fiscal year-end to match the calendar year-end. Fiscal year 2015 spanned 52 weeks and fiscal year 2016 spanned 53 weeks. The two fiscal quarters ended July 2, 2016 and June 30, 2017 spanned 27 weeks and 26 weeks, respectively, and references to the six months ended July 2, 2016 refer to the two fiscal quarters ended July 2, 2016, unless otherwise indicated.

You should read this data together with our consolidated financial statements and related notes, “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue:
Player	$269,977	$293,929	$119,116	$117,329
Platform	49,880	104,720	43,140	82,391

Total net revenue	319,857	398,649	162,256	199,720

Cost of revenue:
Player(1)	221,416	249,821	99,375	103,122
Platform(1)	8,663	27,783	12,549	20,121

Total cost of revenue	230,079	277,604	111,924	123,243

Gross profit:
Player	48,561	44,108	19,741	14,207
Platform	41,217	76,937	30,591	62,270

Total gross profit	89,778	121,045	50,332	76,477

Operating expenses:
Research and development(1)	50,469	76,177	38,471	48,118
Sales and marketing(1)	45,153	52,888	26,245	28,722
General and administrative(1)	31,708	35,341	18,255	20,855

Total operating expenses	127,330	164,406	82,971	97,695

Loss from operations	(37,552)	(43,361)	(32,639)	(21,218)

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Other income (expense), net:
Interest expense	$(696)	$146	$(131)	$(471)
Change in fair value of preferred stock warrant liability	(1,768)	888	(394)	(2,651)
Other income (expense), net	(448)	(220)	(25)	211

Net loss before income taxes	(40,464)	(42,547)	(33,189)	(24,129)
Income tax expense	147	211	53	86

Net loss attributable to common stockholders	$(40,611)	$(42,758)	$(33,242)	$(24,215)

Net loss per share attributable to common stockholders—basic and diluted	$(1.68)	$(1.50)	$(1.18)	$(0.83)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted(2)	24,183,442	28,475,699	28,177,035	29,196,191

Pro forma net loss per share attributable to common stockholders-basic and diluted (unaudited)(2)		$(0.08)		$(0.04)

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders-basic and diluted (unaudited)(2)		513,540,692		514,261,184

Other Financial and Operational Data (unaudited):
Adjusted EBITDA (in thousands)(3)	$(29,713)	$(29,853)	$(25,784)	$(14,045)
Hours Streamed (in millions)(4)	5,498	9,351	4,172	6,742
Active Accounts (in thousands)(5)	9,179	13,383	10,552	15,116
ARPU for the preceding four fiscal quarters (in dollars)(6)	$6.48	$9.28	$8.32	$11.22

(1)	Stock-based compensation was allocated as follows:

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands)
Cost of player revenue	$90	$136	$58	$74
Cost of platform revenue	54	224	102	40
Research and development	1,685	2,766	1,273	1,881
Sales and marketing	1,678	2,292	1,157	1,291
General and administrative	1,777	2,788	1,415	1,307

Total stock-based compensation	$5,284	$8,206	$4,005	$4,593

(2)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of basic and diluted net loss per common share and pro forma net loss per common share.
(3)

We define Adjusted EBITDA as net loss, plus: other (income) expense, net, stock-based compensation, depreciation and amortization, and income tax expense. See the section titled “Non-GAAP Financial Measures” below for a reconciliation between Adjusted EBITDA and net loss, the most directly comparable generally accepted accounting principle, or GAAP, financial measure and a discussion about the limitations of Adjusted EBITDA.
(4)	We define hours streamed as the aggregate amount of time users streamed content from channels on our platform in a given period, including both channels installed from our channel stores and non-certified channels. Non-certified channels are channels that are accessed by users utilizing a code provided to the user by the content publisher and are not found in the Roku Channel Store. In each of the periods presented, hours streamed from non-certified channels comprised less than 8% of total hours streamed. Hours streamed are reported on a calendar basis.
(5)	We define active accounts as the number of distinct user accounts that have streamed any content on our platform in the last 30 days of the period. Active accounts are reported on a calendar basis.
(6)	We define average revenue per user as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters.

	As of June 30, 2017
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$70,169	$70,169
Total assets	184,996	184,996
Long term debt	22,811	22,811
Preferred stock warrant liability	14,673	—
Total liabilities	185,166	170,493
Convertible preferred stock	213,180	—
Total stockholders’ (deficit) equity	(213,350)	14,503

(1)	The pro forma column reflects the conversion of all outstanding shares of convertible preferred stock into 485,064,993 shares of Class B common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital immediately upon the closing of this offering.
(2)	The pro forma as adjusted column further reflects the receipt of $ million in net proceeds from our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between Adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

Some limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not include other (income) expense, net, which primarily includes changes in the fair value of warrants to purchase convertible preferred stock and interest expense;

•	Adjusted EBITDA does not include the impact of stock-based compensation;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our financial results presented in accordance with GAAP. The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Fiscal Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(40,611)	$(42,758)	$(33,242)	$(24,215)
Other (income) expense, net	2,912	(814)	550	2,911
Stock-based compensation	5,284	8,206	4,005	4,593
Depreciation and amortization	2,555	5,302	2,850	2,580
Income tax expense	147	211	53	86

Adjusted EBITDA	$(29,713)	$(29,853)	$(25,784)	$(14,045)

A LETTER FROM ANTHONY WOOD

Do you watch TV?

Most people do, and there are probably many shows that you absolutely love to watch and can’t wait to see. We are in a golden age of TV, with more creators developing more amazing content than ever before.

At the same time, you probably also say “but I am watching TV differently than I used to.” Except for sports and a few other live events, you are probably watching a lot less live TV, and with increasing frequency streaming content to your TV.

The massive TV ecosystem is in the midst of a complete re-platforming, with streaming (aka OTT) at the heart of the industry’s transformation. Companies like Netflix and Hulu—and there are hundreds more—are delighting consumers by making streamed content available on the consumer’s terms, when and how you want it, paying only for what you want.

Over time, I believe that streaming will allow consumers on-demand access to every movie and TV show ever made as well as brand new categories of short form videos and specialty content. As this essentially infinite amount of content is unleashed and made available from many sources, a new challenge emerges:

•	How will you find the best content, the kind of content you stay up all night watching?

•	In a world where TV distribution is changing so dramatically, how will content publishers get paid so they can keep creating shows?

•	How will advertisers connect with the massive, yet fragmented audience in an OTT world?

That’s where Roku comes in.

Our mission is to be the TV streaming platform that connects the entire TV ecosystem. We connect consumers with the content they love. We help content publishers find their audience and make money. We are pushing TV advertising out of the 1940s—when Bulova watches launched the first TV ad—and into the data-driven, machine learning, era of relevant and interactive TV ads. We partner with TV brands and service operators so they can thrive in this rapidly changing ad world.

I believe that just like mainframe operating systems didn’t transition to PCs, and just like PC operating systems didn’t make the transition to phones (is your phone powered by Windows?), TVs will be powered by a purpose-built operating system optimized for streaming.

Roku shipped the first Netflix player. Since then, we have expanded and delivered our platform through millions of little boxes and sticks that plug into the TV, and increasingly our OS is directly powering the TV itself.

Since starting Roku 15 years ago, we have been leading the streaming revolution. I believe the TV ecosystem is at a tipping point, and I couldn’t be more excited about what the next 15 years of transformation and disruption will bring.

It’s a great time to be in the TV streaming business!

Anthony

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occur, it could harm our business, prospects, operating results and financial condition. Unless otherwise indicated, references to our business being harmed in these risk factors will include harm to our business, reputation, user growth and engagement, financial condition, results of operations, revenue, gross profit and future prospects. In such event, the trading price of our Class A common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

We began operations in 2002 and for all of our history we have experienced net losses and negative cash flows from operations. As of June 30, 2017, we had an accumulated deficit of $244.0 million and for the six months ended June 30, 2017, we experienced a net loss of $(24.2) million. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. If our revenue and gross profit do not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability. We expect to incur significant losses in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If our expenses exceed our revenue, we may never achieve or maintain profitability and our business may be harmed.

TV streaming is highly competitive and many companies, including large technology companies, TV brands and service operators, are actively focusing on this industry. If we fail to differentiate ourselves and compete successfully with these companies, it will be difficult for us to attract users and our business will be harmed.

TV streaming is increasingly competitive and global. Our success depends in part on attracting and retaining users on, and effective monetization of, our TV streaming platform. To attract and retain users, we need to be able to respond efficiently to changes in consumer tastes and preferences and continue to increase the type and number of content offerings. Effective monetization requires us to continue to update the features and functionality of our streaming platform for users, content publishers and advertisers. We must also effectively support the most popular sources of streaming content, such as Netflix, Amazon.com, Inc. and Hulu, including rapid responses to actual and anticipated market trends in the U.S. TV streaming industry.

Companies such as Amazon.com, Apple Inc. and Google Inc. offer TV streaming products that compete with our streaming players. Amazon.com has also recently launched a co-branded TV that natively runs its TV streaming platform that competes with Roku TV. In addition, Google licenses its operating system software for integration into smart TVs and service provider set top boxes. These companies have the financial resources to subsidize the cost of their streaming devices in order to promote their other products and services making it harder for us to acquire new users and increase hours streamed. These companies could also implement standards or technology that are not compatible with our products or that provide a better streaming experience on competitive products. These companies also promote their brands through traditional forms of advertising, such as TV commercials, as well as Internet advertising or website product placement, and have greater resources than us to devote to such efforts.

In addition, many TV brands, such as LG, Samsung Electronics Co., Ltd. and VIZIO, Inc., offer their own TV streaming solutions within their TVs. Other devices, such as Microsoft’s Xbox and Sony’s PlayStation game consoles and many DVD and Blu-ray players, also incorporate TV streaming functionality. Similarly, some service operators, such as Comcast and Cablevision, offer TV streaming applications as part of their cable service plans and can leverage their existing consumer bases, installation networks, broadband delivery networks and name recognition to gain traction in the TV streaming market. If users of TV streaming content prefer these alternative products to Roku streaming players and Roku TVs, we may not able to achieve our expected growth in player revenue or gross profit.

We expect competition in TV streaming from the large technology companies and service operators described above, as well as new and growing companies, to increase in the future. This increased competition could result in pricing pressure, lower revenue and gross profit or the failure of our players, Roku TV and our platform to gain or maintain broad market acceptance. To remain competitive and maintain our position as a leading TV streaming provider we need to continuously invest in product development, marketing, service and support and device distribution infrastructure. We may not have sufficient resources to continue to make the investments needed to maintain our competitive position. In addition, most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us, which provide them with advantages in developing, marketing or servicing new products and offerings. As a result, they may be able to respond more quickly to market demand, devote greater resources to the development, promotion and sales of their products or the distribution of their content, and influence market acceptance of their products better than we can. These competitors may also be able to adapt more quickly to new or emerging technologies or standards and may be able to deliver products and services at a lower cost. Increased competition could reduce our market share, revenue and operating margins, increase our operating costs, harm our competitive position and otherwise harm our business.

We may not be successful in our efforts to further monetize our streaming platform, which may harm our business.

In addition to generating player revenue, our business model depends on our ability to generate platform revenue from content publishers and advertisers. We generate platform revenue from advertising campaigns and on a transactional basis from new subscription purchases and content transactions that occur on our platform. As such, we are seeking to expand our user base and increase the number of hours that are streamed across our platform in an effort to create additional platform revenue opportunities and grow our ARPU, which we define as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters. The total number of hours streamed, however, does not correlate with platform revenue or ARPU on a period-by-period basis, because we do not monetize every hour streamed on our platform. As our user base grows and as we increase the amount of content offered and streamed across our platform, we must effectively monetize our expanding user base and streaming activity.

Our ability to deliver more relevant advertisements to our users and to increase our platform’s value to advertisers depends on the collection of user engagement data, which may be restricted or prevented by a number of factors. Users may decide to opt out or restrict our ability to collect personal viewing data or to provide them with more relevant advertisements. Content publishers may also refuse to allow us to collect data regarding user engagement or refuse to implement mechanisms we request to ensure compliance with our legal obligations or technical requirements. For example, we are not able to fully utilize program level viewing data from many of our most popular channels to improve the relevancy of advertisements provided to our users. Other channels available on our platform, such as Amazon, Hulu and YouTube, are focused on increasing user engagement and time spent within their channel by allowing them to purchase additional content and streaming services within their channels. In addition, we do not currently monetize content provided on non-certified channels on our platform. If our users spend most of their time within particular channels where we have limited or no ability to place advertisements or leverage user information, or users opt out from our ability to collect data for use in providing more relevant advertisements, then we may not be able to achieve our expected growth in platform revenue or gross profit. If we are unable to further monetize our platform, our business may be harmed.

To date, the majority of the hours streamed on our platform have consisted of subscription video on demand content; however, in order to materially increase the monetization of our platform through the sale of advertising-supported video, we will need our users to stream significantly more ad-supported content. Furthermore, our efforts to monetize our platform through ad-supported content is still developing, and may not grow as we expect. Accordingly, there can be no assurance that we will be successful in monetizing our platform through the sale of advertising-supported video.

We depend on a small number of content publishers for a majority of our streaming hours, and if we fail to monetize these relationships, directly or indirectly, our business could be harmed.

Historically, a small number of content publishers have accounted for a significant portion of the content streamed across our platform and the terms and conditions of our relationships with content publishers vary. For fiscal 2016 and the six months ended June 30, 2017, content streamed from our top five streaming channels accounted for approximately 70% and 69%, respectively, of the total hours of content streamed across our platform, with Netflix alone accounting for approximately one-third of all hours streamed in each period. However, although Netflix is the largest provider of content across our platform, revenue generated from Netflix was not material to our overall revenue during the six months ended June 30, 2017, and we do not expect revenue from Netflix to be material to our operating results for the foreseeable future. In addition, our agreements with content publishers generally have a term of one to three years and can be terminated before the end of the term by the content publisher under certain circumstances, such as if we materially breach the agreement, become insolvent, enter bankruptcy, commit fraud or fail to adhere to the content publisher’s security requirements. Further, we receive no revenue from YouTube, the most viewed ad-supported channel by hours streamed on our platform for fiscal 2016 and the six months ended June 30, 2017. If we fail to maintain our relationships with the content publishers that account for a significant amount of the content streamed by our users or if these content publishers face problems in delivering their content across our platform, we may lose users and our business may be harmed.

We operate in an evolving industry, which makes it difficult to evaluate our business and prospects. If TV streaming develops more slowly than we expect, our operating results and growth prospects could be harmed. In addition, our future growth depends on the growth of TV streaming advertising.

TV streaming is relatively new and rapidly evolving industry, making our business and prospects difficult to evaluate. The growth and profitability of this industry and the level of demand and market acceptance for our products and TV platform are subject to a high degree of uncertainty. We believe that the continued growth of streaming as an entertainment alternative will depend on the availability and growth of cost-effective broadband Internet access, the quality of broadband content delivery, the quality and reliability of new devices and technology, the cost for users relative to other sources of content, as well as the quality and breadth of content that is delivered across streaming platforms. These technologies, products and content offerings continue to emerge and evolve. Users, content publishers or advertisers may find TV streaming platforms to be less attractive than traditional TV, which would harm our business. In addition, many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as TV, radio and print. The future growth of our business depends on the growth of TV streaming advertising, and on advertisers increasing spend on such advertising. We cannot be certain that they will do so. If advertisers do not perceive meaningful benefits of TV streaming advertising, then this market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

If we are unable to maintain an adequate supply of video ad inventory on our platform, our business may be harmed.

We may fail to attract content publishers that generate sufficient ad-supported content hours on our platform and continue to grow our video ad inventory. Our business model depends on our ability to grow video ad inventory on our platform and sell it to advertisers. We grow ad inventory by adding and retaining content publishers on our platform with ad-supported channels that we can monetize. In addition, we do not have access to all video ad inventory on our platform, and we may not secure access in the future. The amount, quality and cost of inventory available to us can change at any time. If we are unable to grow and maintain a sufficient supply of quality video advertising inventory at reasonable costs to keep up with demand, our business may be harmed.

We operate in a highly competitive industry and we compete for advertising revenue with other Internet streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and Internet radio. These competitors offer content and other advertising mediums that may be more attractive to advertisers than our TV streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue and gross profit from advertising. If we are unable to increase our advertising revenue by, among other things, continuing to improve our platform’s data capabilities to further optimize and measure advertisers’ campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Our players and Roku TVs must operate with various offerings, technologies and systems from our content publishers that we do not control. If Roku devices do not operate effectively with those offerings, technologies and systems, our business may be harmed.

Our Roku OS is designed for performance using relatively low cost hardware, which enables us to drive user growth with our players and Roku TVs offered at a low cost to consumers. However, our hardware must be interoperable with all channels and other offerings, technologies and systems from our content publishers, including virtual multi-channel video programming distributors such as Sling TV. We have no control over these offerings, technologies and systems beyond our channel certification requirements, and if our players don’t provide our users with a high quality experience on those offerings on a cost effective basis or if changes are made to those offerings that are not compatible with our players, we may be unable to increase user growth and content hours streamed, we may be required to increase our hardware costs and our business will be harmed. We plan to continue to introduce new products regularly and we have experienced that it takes time to optimize such products to function well with these offerings, technologies and systems. In addition, many of our largest content publishers have the right to test and certify our new products before we can publish their channels on new products. These certification processes can be time consuming and introduce third party dependencies into our product release cycles. If content publishers do not certify new products on a timely basis, or require us to make changes in order to obtain certifications, our product release plans may be adversely impacted. To continue to grow our active accounts and user engagement, we will need to prioritize development of our products to work better with new offerings, technologies and systems. If we are unable to maintain consistent operability of Roku devices that is on parity with or better than other platforms, our business could be harmed. In addition, any future changes to offerings, technologies and systems from our content publishers such as virtual service operators may impact the accessibility, speed, functionality, and other performance aspects of our products, which issues are likely to occur in the future from time to time. We may not successfully develop products that operate effectively with these offerings, technologies or systems. If it becomes more difficult for our users to access and use these offerings, technologies or systems, our business could be harmed.

Changes in consumer viewing habits could harm our business.

The manner in which consumers access streaming content is changing rapidly. As the technological infrastructure for Internet access continues to improve and evolve, consumers will be presented with more opportunities to access video, music and games on-demand with interactive capabilities. Time spent on mobile devices is growing rapidly, in particular by young adults streaming video content, including popular streaming channels like Netflix and YouTube, as well as content from cable or satellite providers available live or on-demand on mobile devices. In addition, personal computers, smart TVs, DVD players, Blu-ray players, gaming consoles and cable set top boxes allow users to access streaming entertainment content. If other streaming or technology providers are able to respond and take advantage of changes in consumer viewing habits and technologies better than us, our business could be harmed.

New entrants may enter the TV streaming market with unique service offerings or approaches to providing video. In addition, our competitors may enter into business combinations or alliances that strengthen their competitive positions. If new technologies render the TV streaming market obsolete or we are unable to successfully compete with current and new competitors and technologies, our business will be harmed, and we may not be able to increase or maintain our market share and revenue.

If we fail to obtain or maintain popular content, we may fail to retain existing users and attract new users.

We have invested a significant amount of time to cultivate relationships with our content publishers; however, such relationships may not continue to grow or yield further financial results. We currently have over 5,000 streaming channels on our platform in the United States and over 3,000 channels in our international markets, and we must continuously maintain existing relationships and identify and establish new relationships with content publishers to provide popular content. In order to remain competitive, we must consistently meet user demand for popular streaming channels and content; particularly as we launch new players or enter new markets, including international markets. If we are not successful in helping our content publishers launch and maintain streaming channels that attract and retain a significant number of users on our platform or if we are not able to do so in a cost-effective manner, our business will be harmed. Our ability to successfully help content publishers maintain and expand their channel offerings on a cost-effective basis largely depends on our ability to:

•	effectively market new streaming channels and enhancements to our existing streaming channels;

•	minimize launch delays of new and updated streaming channels; and

•	minimize platform downtime and other technical difficulties.

If we fail to help our content publishers maintain and expand their channel offerings our business may be harmed.

If the advertisements on our platform are not relevant or not engaging to our users, our growth in active accounts and hours streamed may be adversely impacted.

We have made, and are continuing to make, investments to enable advertisers to deliver relevant advertising content to users on our platform. Existing and prospective Roku advertisers may not be successful in serving ads that lead to and maintain user engagement. Those ads may seem irrelevant, repetitive or overly targeted and intrusive. We are continuously seeking to balance the objectives of our users and advertisers with our desire to provide an optimal user experience, but we may not be successful in achieving a balance that continues to attract and retain users and advertisers. If we do not introduce relevant advertisements or such advertisements are overly intrusive and impede the use of our TV streaming platform, our users may stop using our platform which will harm our business.

Our growth will depend in part upon our ability to develop relationships with TV brands and, to a lesser extent, service operators.

We developed, and intend to continue to develop, relationships with TV brands and service operators in both the United States and international markets. Our licensing arrangements are complex and time-consuming to negotiate and complete. Our potential partners include TV brands, cable and satellite companies and telecommunication providers. Under these license arrangements, we generally have limited control over the amount and timing of resources these entities dedicate to the relationship. If our TV brand or service operator partners fail to meet their forecasts for distributing licensed devices, our business may be harmed.

We license our Roku OS to certain TV brands to manufacture co-branded smart TVs, or Roku TVs. The primary economic benefits that we derive from these license arrangements have been and will likely continue to be indirect, primarily from growing our active accounts and increasing hours streamed. We have not received, nor do we expect to receive significant license revenue from these arrangements in the near term, but we expect to incur expenses in connection with these commercial agreements. If these arrangements do not result in increased users, hours streamed or we are unable to increase the revenue under these arrangements, our business may be harmed. The loss of a relationship with a TV brand or service operator could harm our results of operations, damage our reputation, increase pricing and promotional pressures from other partners and distribution channels or increase our marketing costs. If we are not successful in maintaining existing and creating new relationships with TV brands and, to a lesser extent, service operators, or if we encounter technological, content licensing or other impediments to our development of these relationships, our ability to grow our business could be adversely impacted.

If our users sign up for offerings and services outside of our platform or though other channels on our platform, our business may be harmed.

We earn revenue by acquiring subscribers for certain of our content publishers activated on or through our platform. If users do not use our platform for these purchases or subscriptions for any reason, and instead pay for services directly with content publishers or by other means that we do not receive attribution for, our business may be harmed. In addition, certain channels available on our platform allow users to purchase additional streaming services from within their channels. The revenues we earn from these transactions are generally not equivalent to the revenues we earn from activations on or through our platform that we receive full attribution credit for. Accordingly, if users activate their subscriptions for content or services through other channels on our platform, our business may be harmed.

If we were to lose the services of our Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of key members of our senior management team. In particular, our founder, President and Chief Executive Officer, Anthony Wood, is critical to our overall management, as well as the continued development of our devices and the Roku platform, our culture and our strategic direction. All of our executive officers are at will employees, and we do not maintain any key person life insurance policies. The loss of any member of our senior management team could harm our business.

If we are unable to attract and retain highly qualified employees, we may not be able to continue to grow our business.

Our ability to compete and grow depends in large part on the efforts and talents of our employees. Our employees, particularly engineers and other product developers, are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. As competition with other companies’ increases, we may incur significant expenses in attracting and retaining high quality engineers and other employees. The loss of employees or the inability to hire additional skilled employees as necessary to support the rapid growth of our business and the scale of our operations could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

We believe a critical component to our success and our ability to retain our best people is our culture. As we continue to grow and develop a public company infrastructure, we may find it difficult to maintain our entrepreneurial, execution-focused culture. In addition, many of our employees, may be able to receive significant proceeds from sales of our equity in the public markets after our initial public offering, which may reduce their motivation to continue to work for us. Moreover, this offering could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business.

Most of our agreements with content publishers are not long term. Any disruption in the renewal of such agreements may result in the removal of certain content from our platform and may harm our active account growth and engagement.

We enter into agreements with all our content publishers, which have varying expiration dates; typically over one to three years. Upon expiration of these agreements, we are required to re-negotiate and renew these agreements in order to continue providing offerings from these content publishers on our platform. For example, since 2008, we have offered Netflix on our platform pursuant to a series of multi-year contracts. We are in the final year of our current application distribution agreement with Netflix and we anticipate that this contract will be extended or renewed prior to its expiration. We may not be able to reach a satisfactory agreement before our existing agreements have expired. If we are unable to renew such agreements on a timely basis, we may be required to temporarily or permanently remove certain content from our platform. The loss of such content from our platform for any period of time may harm our business.

If our content publishers do not continue to develop channels for our platform and participate in new features that we may introduce from time to time, our business may be harmed.

As our platform and products evolve, we will continue to introduce new features, which may or may not be attractive to our content publishers or meet their requirements. For example, some content publishers have elected not to participate in our cross-channel search feature, our integrated advertising framework, known as RAF, or have imposed limits on our data gathering for usage within their channels. In addition, our platform utilizes our proprietary Brightscript scripting language in order to allow our content publishers to develop and create channels on our platform. If we introduce new features or utilize a new scripting language in the future, such a change may not comply with our content publisher’s certification requirements. In addition, our content publishers may find other languages, such as HTML5, more attractive to develop for and shift their resources to developing their channels on other platforms. If content publishers do not find our platform simple and attractive to develop channels for, do not value and participate in all of the features and functionality that our platform offers, or determine that our software developer kit or new features of our platform do not meet their certification requirements, our business may be harmed.

Our quarterly operating results may be volatile and are difficult to predict, and our stock price may decline if we fail to meet the expectations of securities analysts or investors.

Our revenue, gross profit and other operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance due to a variety of factors, including many factors that are outside of our control. Factors that may contribute to the variability of our operating results and cause the market price of our Class A common stock to fluctuate include:

•	the entrance of new competitors or competitive products in our market, whether by established or new companies;

•	our ability to retain and grow our active account base and increase engagement among new and existing users;

•	our revenue mix, which drives gross profit;

•	seasonal or other shifts in advertising revenue or player sales;

•	the timing of the launch of new or updated products, streaming channels or features;

•	the addition or loss of popular content;

•	the ability of retailers to anticipate consumer demand;

•	an increase in the manufacturing or component costs of our players or the manufacturing or component costs of our TV brand licensees’ for Roku TVs; and

•	an increase in costs associated with protecting our intellectual property, defending against third-party intellectual property infringement allegations or procuring rights to third-party intellectual property.

Our gross profit margins vary across our devices and platform offerings. Player revenue has a lower gross margin compared to platform revenue derived through our arrangements with advertising, content distribution, billing and licensing activities. Gross margins on our players vary across player models and can change over time as a result of product transitions, pricing and configuration changes, component costs, player returns and other cost fluctuations. In addition, our gross margin and operating margin percentages, as well as overall profitability, may be adversely impacted as a result of a shift in device, geographic or sales channel mix, component cost increases, price competition, or the introduction of new players, including those that have higher cost structures with flat or reduced pricing. We have in the past and may in the future strategically reduce our player gross margin in an effort to increase our active accounts and grow our gross profit. As a result, our player revenue may not increase as rapidly as it has historically, or at all, and, unless we are able to adequately increase our platform revenue and grow our active accounts, we may be unable to grow gross profit and our business will be harmed. If a reduction in gross margin does not result in an increase in our active accounts and gross profit, our financial results may suffer and our business may be harmed.

Our revenue and gross profit are subject to seasonality and if our sales during the holiday season fall below our expectations, our business may be harmed.

Seasonal consumer shopping patterns significantly affect our business. Specifically, our revenue and gross profit are traditionally strongest in the fourth quarter of each fiscal year due to higher consumer purchases and increased advertising during holiday periods. Fourth quarter revenue comprised 40% and 37% of our fiscal 2015 and 2016 total net revenue, respectively, and fourth quarter gross profit comprised 39% and 37% of our fiscal 2015 and 2016 gross profit, respectively. Furthermore, a significant percentage of our player sales through retailers in the fourth quarter are pursuant to committed sales agreements with retailers for which we recognize significant discounts in the average selling prices in the third quarter in an effort to grow our active accounts, which will reduce our player gross margin.

Given the seasonal nature of our player sales, accurate forecasting is critical to our operations. We anticipate that this seasonal impact on revenue and gross profit is likely to continue and any shortfall in expected fourth quarter revenue, due to macroeconomic conditions, a decline in the effectiveness of our promotional activities, actions by our competitors or disruptions in our supply or distribution chain, or for any other reason, would cause our results of operations to suffer significantly. For example, delays or disruptions at U.S. ports of entry could adversely affect our or our licensees’ ability to timely deliver players and co-branded Roku TVs to retailers during the holiday season. A substantial portion of our expenses are personnel related and include salaries, stock-based compensation and benefits that are not seasonal in nature. Accordingly, in the event of a revenue shortfall, we would be unable to mitigate the negative impact on margins, at least in the short term, and our business would be harmed.

We and our TV brand partners depend on our retail sales channels to effectively market and sell our players and Roku TVs, and if we or our partners fail to maintain and expand effective retail sales channels we could experience lower player or Roku TV sales.

To continue to acquire new active accounts, we must maintain and expand our retail sales channels. The majority of our players and Roku TVs are sold through traditional brick and mortar retailers, such as Best Buy, Costco, Target and Walmart, including their online sales platforms, and online retailers such as Amazon.com. To a lesser extent, we sell players directly through our website and internationally through distributors. In 2015 and 2016, Amazon.com, Best Buy and Walmart each accounted for more than 10% of our player revenue and are expected to each account for more than 10% of our player revenue in fiscal 2017. These three retailers collectively accounted for 57% and 61% of our player revenue in fiscal 2015 and 2016, respectively. These retailers and our international distributors also sell products offered by our competitors. We have no minimum purchase commitments or long-term contracts with any of these retailers or distributors. If one or several retailers or distributors were to discontinue selling our players or Roku TVs, or choose not to prominently display those devices in their stores or on their websites, the volume of Roku devices sold could decrease, which would harm our business. Traditional retailers have limited shelf and end cap space in their stores and limited promotional budgets, and online retailers have limited prime website product placement space. Competition is intense for these resources, and a competitor with more extensive product lines and stronger brand identity, such as Apple or Google, possesses greater bargaining power with retailers. In addition, one of our online retailers, Amazon.com, sells its own competitive TV streaming products and is able to market and promote these products more prominently on its website, and could refuse to offer our devices. Any reduction in our ability to place and promote our devices, or increased competition for available shelf or website placement, would require us to increase our marketing expenditures simply to maintain our product visibility, which may harm our business. In particular, the availability of product placement during peak retail periods, such as the holiday season, is critical to our revenue growth, and if we are unable to effectively sell our devices during these periods, our business would be harmed.

If our efforts to build a strong brand and maintain customer satisfaction and loyalty are not successful, we may not be able to attract or retain users, and our business may be harmed.

Building and maintaining a strong brand is important to attract and retain users, as potential users have a number of TV streaming choices. Successfully building a brand is a time consuming and comprehensive endeavor, and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of our players or our customer service, are within our control. Other factors, such as the quality and reliability of Roku TVs and the quality of the content that our content publishers provide, may be out of our control, yet users may nonetheless attribute those factors to us. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors are larger companies and promote their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. Our competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than we can. If we are unable to execute on building a strong brand, it may be difficult to differentiate our business and platform from our competitors in the marketplace, therefore our ability to attract and retain users may be adversely affected and our business may be harmed.

We must successfully manage device introductions and transitions in order to remain competitive.

We must continually develop new and improved devices that meet changing consumer demands. Moreover, the introduction of a new device is a complex task, involving significant expenditures in research and development, promotion and sales channel development, and management of existing inventories to reduce the cost associated with returns and slow moving inventory. As new devices are introduced, we have to monitor closely the inventory at our contract manufacturers, and phase out the manufacture of prior versions in a controlled manner. For example, in 2017 we participated in the introduction of dozens of new models of Roku TVs with TCL that incorporate new high-dynamic range technologies and high-end Roku TVs with Hisense that feature new 4K technologies and larger screen sizes. Whether users will broadly adopt new devices is not certain. Our future success will depend on our ability to develop new and competitively priced devices and add new desirable content and features to our platform. Moreover, we must introduce new devices in a timely and cost-effective manner, and we must secure production orders for those devices from our contract manufacturers and component suppliers. The development of new devices is a highly complex process, and while our research and development efforts are aimed at solving increasingly complex problems, we do not expect that all of our projects will be successful. The successful development and introduction of new devices depends on a number of factors, including the following:

•	the accuracy of our forecasts for market requirements beyond near term visibility;

•	our ability to anticipate and react to new technologies and evolving consumer trends;

•	our development, licensing or acquisition of new technologies;

•	our timely completion of new designs and development;

•	the ability of our contract manufacturers to cost-effectively manufacture our new devices;

•	the availability of materials and key components used in the manufacture of our new devices; and

•	our ability to attract and retain world-class research and development personnel.

If any of these or other factors becomes problematic, we may not be able to develop and introduce new devices in a timely or cost-effective manner, and our business may be harmed.

We do not have manufacturing capabilities and depend upon a small number of contract manufacturers, and our operations could be disrupted if we encounter problems with these contract manufacturers.

We do not have any internal manufacturing capabilities and primarily rely upon two contract manufacturers, Hon Hai Precision Industry Co. Ltd., or Foxconn, and Lite-On Technology Corporation, or Lite-On, to build our devices. Our contract manufacturers are vulnerable to capacity constraints and reduced component availability, and our control over delivery schedules, manufacturing yields and costs, particularly when components are in short supply or when we introduce a new device or feature, is limited. In addition, we have limited control over Foxconn’s and Lite-On’s quality systems and controls, and therefore must rely on Foxconn and Lite-On to manufacture our devices to our quality and performance standards and specifications. Delays, component shortages and other manufacturing and supply problems could impair the retail distribution of our devices and ultimately our brand. Furthermore, any adverse change in our contract manufacturers’ financial or business condition could disrupt our ability to supply devices to our retailers and distributors.

Our contracts with Foxconn and Lite-On do not obligate these manufacturers to supply our devices in any specific quantity or at any specific price. In the event either Foxconn or Lite-On is unable to fulfill our production requirements in a timely manner or decide to terminate their relationship with us, our order fulfillment may be delayed and we would have to identify, select and qualify acceptable alternative contract manufacturers. Alternative contract manufacturers may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices or to our quality and performance standards. Any significant interruption in manufacturing at Foxconn or Lite-On would require us to reduce our supply of devices to our retailers and distributors, which in turn would reduce our revenue. In addition, the Foxconn and Lite-On facilities are located in the People’s Republic of China and may be subject to political, economic, social and legal uncertainties that may harm our relationships with these parties. We believe that the international location of these facilities increases supply risk, including the risk of supply interruptions. Furthermore, any manufacturing issues affecting the quality of our products, including Roku TVs or players, could harm our business.

If Foxconn or Lite-On fail for any reason to continue manufacturing our devices in required volumes and at high quality levels, or at all, we would have to identify, select and qualify acceptable alternative contract manufacturers. Alternative contract manufacturers may not be available to us when needed, or may not be in a position to satisfy our production requirements at commercially reasonable prices or to our quality and performance standards. Any significant interruption in manufacturing at Foxconn or Lite-On would require us to reduce our supply of devices to our retailers and distributors, which in turn would reduce our revenue and user growth.

If we fail to accurately forecast our manufacturing requirements and manage our inventory with our contract manufacturers, we could incur additional costs, experience manufacturing delays and lose revenue.

We bear supply risk under our contract manufacturing arrangements with Foxconn and Lite-On. Lead times for the materials and components that Foxconn and Lite-On order on our behalf through different component suppliers vary significantly and depend on numerous factors, including the specific supplier, contract terms and market demand for a component at a given time. Lead times for certain key materials and components incorporated into our devices are currently lengthy, requiring our contract manufacturers to order materials and components several months in advance. If we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our players or build excess players, we could be required to pay for these excess components or players. In the past, we have agreed to reimburse our contract manufacturers for purchased components that were not used as a result of our decision to discontinue players or the use of particular components. If we incur costs to cover excess supply commitments, this would harm our business.

Conversely, if we underestimate our player requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our players and result in delays or cancellation of orders from retailers and distributors. In addition, from time to time we have experienced unanticipated increases in demand that resulted in the need to ship devices via air freight, which is more expensive than ocean freight, and adversely affected our device gross margin during such periods of high demand, for example, during end-of-year holidays. If we fail to accurately forecast our manufacturing requirements, our business may be harmed.

Our players incorporate key components from sole source suppliers and if our contract manufacturers are unable to source these components on a timely basis, due to fabrication capacity issues or other material supply constraints, we will not be able to deliver our players to our retailers and distributors.

We depend on sole source suppliers for key components in our players. Our players utilize specific system on chip, or SoC, WiFi silicon products and WiFi front-end modules from various manufacturers, depending on the player, for which we do not have a second source. Although this approach allows us to maximize player performance on lower cost hardware, reduce engineering qualification costs and develop stronger relationships with our strategic suppliers, this also creates supply chain risk. These sole source suppliers could be constrained by fabrication capacity issues or material supply issues, stop producing such components, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors or other companies. Neither we nor our contract manufacturers have long-term supply agreements with these suppliers. Instead, our contract manufacturers typically purchase the components required to manufacture our devices on a purchase order basis. As a result, most of these suppliers can stop selling to us at any time, requiring us to find another source, or can raise their prices, which could impact our gross margins. Any such interruption or delay may force us to seek similar components from alternative sources, which may not be available. Switching from a sole source supplier would require that we redesign our players to accommodate new components, and would require us to re-qualify our players with regulatory bodies, such as the Federal Communications Commission, or FCC, which would be costly and time-consuming.

Our reliance on sole source suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality; and

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies.

Any interruption in the supply of sole source components for our players could adversely affect our ability to meet scheduled player deliveries to our retailers and distributors, result in lost sales and higher expenses and harm our business.

If we have difficulty managing our growth in operating expenses, our business could be harmed.

We have experienced significant growth in research and development, sales and marketing, support services and operations in recent years and expect to continue to expand these activities. For example, our research and development expenses increased from $38.5 million for the six months ended July 2, 2016 to $48.1 million for the six months ended June 30, 2017. In addition, in January 2016, we moved our corporate headquarters and are still in the process of securing sublessors for our old office space. Although we have sublet a portion of our old office space, we continue to incur rent expense on the remaining space, and if we are unable to find sublessors for all or a substantial portion of this remaining space, our quarterly financial performance will be impacted as a result of this additional expense through 2020. Our historical growth has placed, and expected future growth will continue to place, significant demands on our management, as well as our financial and operational resources, to:

•	manage a larger organization;

•	hire more employees, including engineers with relevant skills and experience;

•	expand our manufacturing and distribution capacity;

•	increase our sales and marketing efforts;

•	broaden our customer support capabilities;

•	support a larger number of TV brand and service operators;

•	implement appropriate operational and financial systems;

•	expand internationally; and

•	maintain effective financial disclosure controls and procedures.

If we fail to manage our growth effectively, we may not be able to execute our business strategies and our business will be harmed.

We may be unable to successfully expand our international operations. In addition, our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.

We currently generate almost all of our revenue in the United States and have limited experience marketing, selling and supporting our players and monetizing our platform outside the United States. In addition, we have limited experience managing the administrative aspects of a global organization. While we intend to continue to explore opportunities to expand our business in international markets in which we see compelling opportunities to build relationships with users, advertisers and retail distributors, TV brands and service operators, we may not be able to create or maintain international market demand for our devices and TV streaming platform. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. We may also be subject to new statutory restrictions and risks. For example, there may be no foreign equivalents to the Digital Millennium Copyright Act to shield us from liability in connection with infringing materials that content publishers may make available on our platform. In addition, we may be required in international jurisdictions to offer longer warranty periods than we currently offer in the United States. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and financial condition may be harmed.

In the course of expanding our international operations and operating overseas, we will be subject to a variety of risks, including:

•	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties or other trade restrictions;

•	greater difficulty supporting and localizing our devices and platform;

•	our ability to deliver or provide access to popular streaming channels to users in certain international markets;

•	different or unique competitive pressures as a result of, among other things, the presence of local consumer electronics companies and the greater availability of free content on over-the-air channels in certain countries;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, compensation and benefits and compliance programs;

•	differing legal and court systems, including limited or unfavorable intellectual property protection;

•	risk of change in international political or economic conditions;

•	restrictions on the repatriation of earnings; and

•	working capital constraints.

If we experience higher device returns than we expect and are unable to resell such returned devices as refurbished devices our business could be harmed.

We offer customers who purchase devices through our website 30 days to return such devices. We also generally honor the return policies of our retail and distribution partners, who typically allow customers to return devices, even with open packaging within certain time periods that may exceed 30 days. We generally resell any returned devices as refurbished devices. In the event we decide to permanently reduce the retail prices of our devices, we provide price protection to certain distribution partners for the devices they hold in inventory at the time of the price drop. To the extent we experience a greater number of returns than we expect, are unable to resell returned devices as refurbished devices or are required to provide price protection in amounts greater than we expect, our business could be harmed.

We are subject to payment-related risks and, if our advertisers or advertising agencies do not pay or dispute their invoices, our business may be harmed.

Many of our contracts with advertising agencies provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser, a type of arrangement called sequential liability. Contracting with these agencies, which in some cases have or may develop higher-risk credit profiles, may subject us to greater credit risk than if we were to contract directly with advertisers. This credit risk may vary depending on the nature of an advertising agency’s aggregated advertiser base. We may also be involved in disputes with agencies and their advertisers over the operation of our platform or the terms of our agreements. If we are unable to collect or make adjustments to bills, we could incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, financial condition and operating results. If we are not paid by our advertisers or advertising agencies on time or at all, our business may be harmed.

Any significant disruption in our computer systems or those of third parties we utilize in our operations could result in a loss or degradation of service on our platform and could harm our business.

We rely on the expertise of our engineering and software development teams for the performance and operation of our platform and computer systems. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our devices and platform to existing and potential users. We utilize computer systems located either in our facilities or those of third-party server hosting providers and third-party Internet-based or cloud computing services. Although we generally enter into service level agreements with these parties, we exercise no control over their operations, which makes us vulnerable to any errors, interruptions or delays that they may experience. In the future, we may transition additional features of our services from our managed hosting systems to cloud computing services, which may require significant expenditures and engineering resources. If we are unable to manage a transition effectively, we may experience operational delays and inefficiencies until the transition is complete. Upon the expiration or termination of any of our agreements with third-party vendors, we may not be able to replace their services in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete. In addition, fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. As we do not maintain entirely redundant systems, a disrupting event could result in prolonged downtime of our operations and could adversely affect our business. Any disruption in the services provided by these vendors could have adverse impacts on our business reputation, customer relations and operating results.

Our servers and those of the third parties we use in our operations may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in platform availability and operations, as well as the loss, misuse or theft of personal and identifying information of our users. We also rely on third-party contractors to collect, process, transmit and store personal information of our users, including our users’ credit card data. We maintain limited insurance policies to cover losses relating to our systems. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users. Because of our prominence in the TV streaming industry, we believe we may be a particularly attractive target for hackers. Our platform also incorporates licensed software from third-parties, including open source software, and we may also be vulnerable to attacks that focus on such third-party software. Any attempts by hackers to disrupt our platform, our devices, website, computer systems or our mobile apps, if successful, could harm our business, be expensive to remedy and damage our reputation. Efforts to prevent hackers from entering our computer systems or exploiting vulnerabilities in our devices are expensive to implement and may not be effective in detecting or preventing intrusion or vulnerabilities. Such unauthorized access to users’ data could damage our reputation and our business and could expose us of the risk to contractual damages, litigation and regulatory fines and penalties that could harm our business.

If any aspect of our computer systems fails, it may lead to downtime or slow processing time, either of which may harm the experience of users. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. We expect to continue to make significant investments in our technology infrastructure to maintain and improve the user experience and platform performance. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasingly complex services and functions, increasing numbers of users, and actual and anticipated changes in technology, our business may be harmed.

Changes in how network operators manage data that travel across their networks could harm our business.

Our business relies upon the ability of consumers to access high-quality streaming content through the Internet. As a result, the growth of our business depends on our users’ ability to obtain low-cost, high-speed access to the Internet, which relies in part on the network operators’ continuing willingness to upgrade and maintain their equipment as needed to sustain a robust Internet infrastructure as well as their continued willingness to preserve the open and interconnected nature of the Internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption in Internet services could harm our business.

To the extent that the number of Internet users continues to increase, network congestion could adversely affect the reliability of our platform. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed video content in an effort to monetize access to their networks by data providers. In the past, ISPs have attempted to implement usage-based pricing, bandwidth caps and traffic “shaping” or throttling. To the extent network operators were to create tiers of Internet access service and either charge us for access to these tiers or prohibit our content offerings from being available on some or all of these tiers, our quality of service could decline, our operating expenses could increase and our ability to attract and retain customers could be impaired, each of which would harm our business.

In addition, most network operators that provide consumers with access to the Internet also provide these consumers with multichannel video programming. These network operators have an incentive to use their network infrastructure in a manner adverse to the continued growth and success of other companies seeking to distribute similar video programming. To the extent that network operators are able to provide preferential treatment to their own data and content, as opposed to ours, our business could be harmed.

We could become subject to litigation regarding intellectual property rights that could be costly, result in the loss of rights important to our devices and platform or otherwise harm our business.

Some Internet, technology and media companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us will grow. Plaintiffs who have no relevant product revenue may not be deterred by our own issued patents and pending patent applications in bringing intellectual property rights claims against us. The cost of patent litigation or other proceedings, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of such litigation or proceedings because of their substantially greater financial resources. Patent litigation and other proceedings may also require significant management time and divert management from our business. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business.

As a result of intellectual property infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, with the potential for our competitors to gain access to the same intellectual property. In addition, the rights that we secure under intellectual property licenses may not include rights to all of the intellectual property owned or controlled by the licensor, and the scope of the licenses granted to us may not include rights covering all of the products and services provided by us and our licensees. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property; cease making, licensing or using technologies that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

Under our agreements with many of our content publishers, licensees, contract manufacturers and suppliers, we are required to provide indemnification in the event our technology is alleged to infringe upon the intellectual property rights of third parties.

In certain of our agreements we indemnify our content publishers, licensees, manufacturing partners and suppliers. We could incur significant expenses defending these partners if they are sued for patent infringement based on allegations related to our technology. In addition, if a partner were to lose a lawsuit and in turn seek indemnification from us, we could be subject to significant monetary liabilities. In addition, because the devices sold by our licensing partners and TV brands often involve the use of third-party technology, this increases our exposure to litigation in circumstances where there is a claim of infringement asserted against the player in question, even if the claim does not pertain to our technology.

If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

We regard the protection of our patents, trade secrets, copyrights, trademarks, trade dress, domain names and other intellectual property or proprietary rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with all our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology. However, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached. Any party with whom we have executed such an agreement could potentially breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, time-consuming and could result in substantial costs and the outcome of such a claim is unpredictable. Further, the laws of certain foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights both in the United States and abroad. If we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could harm our business.

We have filed and will in the future file patent applications on inventions that we deem to be innovative. There is no guarantee that our patent applications will issue as granted patents, that the scope of the protection gained will be sufficient or that an issued patent may subsequently be deemed invalid or unenforceable. Patent laws, and scope of coverage afforded by them, have recently been subject to significant changes, such as the change to “first-to-file” from “first-to-invent” resulting from the Leahy-Smith America Invents Act. This change in the determination of inventorship may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions, which may favor larger competitors that have the resources to file more patent applications. Another change to the patent laws may incentivize third parties to challenge any issued patent in the United States Patent and Trademark Office, or USPTO, as opposed to having to bring such an action in U.S. federal court. Any invalidation of a patent claim could have a significant impact on our ability to protect the innovations contained within our devices and platform and could harm our business.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. We may fail to take the necessary actions and to pay the applicable fees to obtain or maintain our patents. Noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to use our technologies and enter the market earlier than would otherwise have been the case.

We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property or proprietary rights, our business may be harmed.

We and our third-party contractors collect, process, transmit and store the personal information of our users, which creates legal obligations and exposes us to potential liability.

We collect, process, transmit and store information about our users’ device usage patterns, and rely on third-party contractors to collect, process, transmit and store personal information of our users, including our users’ credit card data. Further, we and third parties use tracking technologies, including cookies, device identifiers and related technologies, to help us manage and track our users’ interactions with our platform, devices, website and partners’ content streaming channels and deliver relevant advertising for ourselves and on behalf of our partners on our devices.

We collect information about the interaction of users with our devices, our advertisements and our partners’ streaming channels. To deliver relevant advertisements effectively, we must successfully leverage this data as well as data provided by third parties. Our ability to collect and use such data could be restricted by a number of factors, including consumers choosing to opt out from our collection of this data or the ability of our advertisers to use such data to provide more relevant advertisements, restrictions imposed by advertisers, content publishers and service providers, changes in technology, and new developments in laws, regulations and industry standards. For example, our privacy policy outlines the type of data we collect and discloses to users how to disable or restrict such data collection and the use of such data in providing more relevant advertisements. Any restrictions on our ability to collect data could harm our ability to grow our revenue, particularly our advertising revenue which depends on engaging the relevant recipients of advertising campaigns.

Various federal and state laws and regulations govern the collection, use, retention, sharing and security of the data we receive from and about our users. The regulatory environment for the collection and use of consumer data by device manufacturers, online service providers, content distributors, advertisers and publishers is very unsettled in the United States and internationally. Privacy groups and government bodies, including the Federal Trade Commission, have increasingly scrutinized privacy issues with respect to devices that link personal identities or user and device data, with data collected through the Internet, and we expect such scrutiny to continue to increase. The United States and foreign governments have enacted and are considering regulations that could significantly restrict industry participants’ ability to collect, use and share personal information and pseudonymous data, such as by regulating the level of consumer notice and consent required before a company can place cookies or other tracking technologies. Any failure or perceived failure to comply with privacy-related legal obligations, or any compromise of security of user data, may result in governmental enforcement actions, litigation, contractual indemnity or public statements against us by consumer advocacy groups or others. In addition to potential liability, these events could harm our business.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards and contractual obligations. Increased regulation of data collection, use and distribution practices, including self-regulation and industry standards, changes in existing laws, enactment of new laws, increased enforcement activity, and changes in interpretation of laws could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm our business.

If service operators refuse to authenticate streaming channels on our platform, our users may be restricted from accessing certain content on our platform and our business may be harmed.

Certain service operators, including pay TV providers, have from time to time refused to grant our users access to streaming content through “TV Everywhere” channels and have made that content available only on certain devices favored by such service operators, including devices offered by that service operator or its partners. If major service operators do not authenticate popular TV Everywhere channels on our platform, we may be unable to offer a broad selection of popular streaming channels and consumers may not purchase or use our streaming players. If we are unable to continue to provide access to popular streaming channels on our platform, our business may be harmed.

United States or international rules that permit ISPs to limit Internet data consumption by users, including unreasonable discrimination in the provision of broadband Internet access services, could harm our business.

Laws, regulations or court rulings that adversely affect the popularity or growth in use of the Internet, including decisions that undermine open and neutrally administered Internet access, could decrease customer demand for our service offerings, may impose additional burdens on us or could cause us to incur additional expenses or alter our business model. On February 26, 2015, the FCC adopted open Internet rules intended to protect the ability of consumers and content producers to send and receive legal information on the Internet. The FCC’s Open Internet Order prohibits broadband Internet access service providers from: (i) blocking access to legal content, applications, services or non-harmful devices; (ii) throttling, impairing or degrading performance based on content, applications, services or non-harmful devices; and (iii) charging more for favorable delivery of content or favoring self-provisioned content over third-party content. The Open Internet Order also prohibits broadband Internet access service providers from unreasonably interfering with consumers’ ability to select, access and use the lawful content, applications, services or devices of their choosing as well as edge providers’ ability to make lawful content, applications, services or devices available to consumers.

On June 14, 2016, the U.S. Court of Appeals for the District of Columbia Circuit upheld the Open Internet Order against a challenge by twelve parties, including AT&T Inc., the United States Telecom Association and the National Cable & Telecommunications Association. On May 1, 2017, the U.S. Court of Appeals for the District of Columbia Circuit denied rehearing en banc. Multiple parties subsequently requested and received additional time to seek further review of the Open Internet Order from the Supreme Court of the United States. Petitions for certiorari in the proceeding are now due September 28, 2017. In the interim, the FCC issued a notice of proposed rulemaking on May 18, 2017 that proposes to limit or reverse some of the provisions of the Open Internet Order, including its prohibitions against blocking, throttling and paid prioritization. To the extent the appellate courts or the FCC do not uphold sufficient safeguards to protect against discriminatory conduct or in the event that any existing or future rules fail to offer protections against such conduct, network operators may seek to extract fees from us or our content publishers to deliver our traffic or otherwise engage in blocking, throttling or other discriminatory practices, and our business could be harmed.

As we expand internationally, government regulation protecting the non-discriminatory provision of Internet access may be nascent or non-existent. In those markets where regulatory safeguards against unreasonable discrimination are nascent or non-existent and where local network operators possess substantial market power, we could experience anti-competitive practices that could impede our growth, cause us to incur additional expenses or otherwise harm our business. Future regulations or changes in laws and regulations or their existing interpretations or applications could also hinder our operational flexibility, raise compliance costs and result in additional liabilities for us, which may harm our business.

Broadband Internet providers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our content publishers could harm our business.

The FCC exercises jurisdiction over many broadband Internet providers in the United States. The FCC could promulgate new regulations or interpret existing regulations in a manner that would cause us or our content publishers to incur significant compliance costs or force us to alter or eliminate certain features or functionality of our products or services which may harm our business. Future FCC regulation affecting providers of broadband Internet access services could impede the penetration of broadband Internet access into certain markets or affect the prices they may charge in such markets. As part of its February 26, 2015 network neutrality order, the FCC changed the regulatory classification of broadband Internet service from a lightly regulated “information service” to a common carrier “telecommunication service.” It also extended regulation to Internet traffic exchange and interconnection arrangements. On May 18, 2017, the FCC issued a notice of proposed rulemaking proposing to reinstate the classification of broadband Internet service as an “information service” that would not be subject to common carrier regulation. Classification as a telecommunications service could subject broadband Internet access to significant new regulation, including rate regulation, although the FCC has decided to forbear at this time from applying many common carrier requirements, including price regulation; market entry and exit regulation; the obligation to contribute to the federal universal service fund; and telephone-specific interconnection and unbundling requirements. Furthermore, many broadband Internet providers provide traditional telecommunications services that are subject to FCC and state rate regulation of interstate telecommunications services, and are recipients of federal universal service fund payments, which are intended to subsidize telecommunications services in areas that are expensive to serve. Changes in rate regulations or in universal service funding rules, either at the federal or state level, could adversely affect these broadband Internet providers’ revenue and capital spending plans. In addition, various international regulatory bodies have jurisdiction over non-United States broadband Internet providers. To the extent these broadband Internet providers are adversely affected by laws or regulations regarding their business, products or service offerings, our business would be harmed.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business and we may incur greater operating expenses.

We are subject to general business regulations and laws, as well as regulations and laws specific to the Internet, which may include laws and regulations related to user privacy, data collection and protection, consumer protection, payment processing, taxation, intellectual property, electronic contracts, Internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as privacy, payment processing, taxation and consumer protection related to the Internet continue to develop. For example, laws relating to the liability of providers of online services for activities of their users and other third parties have been tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the advertisements posted or the content provided by users. Moreover, as Internet commerce and advertising continues to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely.

As we develop new devices, and improve our TV streaming platform, we may also be subject to new laws and regulations specific to such technologies. For example, in developing our Roku TV reference design, we were required to understand, address and comply with an evolving regulatory framework for developing, manufacturing, marketing and selling TVs. If we fail to adequately address or comply with such regulations regarding the manufacture and sale of TVs, we may be subject to fines or sanctions, and our licensees may be unable to sell Roku TVs at all, which would harm our business and our ability to grow our user base.

Laws relating to privacy and data collection continue to proliferate, often with little harmonization between jurisdictions and little guidance. A number of existing bills are pending in U.S. Congress that contain provisions that would regulate how companies can use cookies and other tracking technologies to collect and use user information. The European Union has already enacted laws requiring advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of relevant advertisements. If the third parties that we work with, such as contract payment processing services, content publishers, vendors or developers violate or are alleged to violate applicable privacy or security laws, industry standards, our contractual obligations, or our policies, such violations and alleged violations may also put our users’ information at risk and could in turn harm our business. Any of these consequences could cause our users, advertisers or publishers to lose trust in us, which could harm our business. Furthermore, any failure on our part to comply with these laws may subject us to liability and reputational harm.

Our use of data to deliver relevant advertising on our platform places us and our content publishers at risk for claims under various unsettled laws, including the Video Privacy Protection Act, or VPPA. Some of our content publishers have been engaged in litigation over alleged violations of the VPPA relating to activities on our platform in connection with advertising provided by unrelated third parties. The Federal Trade Commission has also revised its rules implementing the Children’s Online Privacy Protection Act, or COPPA Rules, broadening the applicability of the COPPA Rules, including the types of information that are subject to these regulations, and could effectively apply to limit the information that we or our content publishers and advertisers collect and use through certain content publishers, the content of advertisements and in relation to certain channel partner content. We and our content publishers and advertisers could be at risk for violation or alleged violation of these and other privacy laws.

Our actual or perceived failure to adequately protect personal data could harm our business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products.

We historically have relied upon adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU Safe Harbor Framework under Directive 95/46/EC, commonly referred to as the Data Protection Directive, agreed to by the U.S. Department of Commerce and the EU. The U.S.-EU Safe Harbor Framework, which established means for legitimizing the transfer of personal data by U.S. companies from the European Economic Area, or EEA, to the United States, recently was invalidated by a decision of the European Court of Justice, or the ECJ.

On July 12, 2016, the European Commission adopted the EU-U.S. Privacy Shield, which provides a framework for the transfer of personal data of EU data subjects, and on May 4, 2016, the EU General Data Protection Regulation, or GDPR, which will replace Directive 95/46/EC, was formally published. The GDPR will go into effect on May 25, 2018 and as a regulation as opposed to a directive will be directly applicable in EU member states. Among other things, the GDPR applies to data controllers and processors outside of the EU whose processing activities relate to the offering of goods or services to, or monitoring the behavior within the EU of, EU data subjects.

In light of these developments, we are reviewing our business practices and may find it necessary or desirable to make changes to our personal data handling to cause our transfer and receipt of EEA residents’ personal data to be legitimized under applicable European law. The regulation of data privacy in the EU continues to evolve, and it is not possible to predict the ultimate content, and therefore the effect, of data protection regulation over time.

Our actual or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and may harm our business.

If we are found liable for content that we distribute through our players, our business would be harmed.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act, or the DMCA, is intended, in part, to limit the liability of eligible service providers for caching, hosting or linking to, user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business. However, the DMCA and similar statutes and doctrines that we may rely on in the future is subject to uncertain judicial interpretation and regulatory and legislative amendments. Moreover, the DMCA only provides protection primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be harmed. If we become liable for these types of claims as a result of the content that is streamed over our platform, then our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

In addition, we may be adversely impacted if copyright holders assert claims, or commence litigation, alleging copyright infringement against the developers of channels that are distributed on our platform. While our platform policies prohibit streaming content on our platform without distribution rights from the copyright holder, and we maintain processes and systems for the reporting and removal of infringing content, in certain instances our platform has been misused by unaffiliated third parties to unlawfully distribute copyrighted content. For example, we are involved in litigation in Mexico that was commenced by a large Mexican pay TV and Internet access provider. This case principally targeted entities that are alleged to sell unlicensed content to consumers using our platform, among other means. At the commencement of this case, a court issued a temporary ban on the importation and sale of Roku devices in Mexico, which remains in effect. In the three months ended June 30, 2017, we recorded a charge of $1.0 million for a write-down of inventory on hand and on order and a charge of $0.7 million for sales incentives to sell inventory in other sales channels, each due to the Mexico sales ban. Our involvement in this litigation, or similar legal matters in the future, could cause us to incur significant legal expenses and other costs, and be disruptive to our business.

Our devices are highly technical and may contain undetected hardware errors or software bugs, which could manifest themselves in ways that could harm our reputation and our business.

Our devices and those of our licensees are highly technical and have contained and may in the future contain undetected software bugs or hardware errors. These bugs and errors can manifest themselves in any number of ways in our devices or our platform, including through diminished performance, security vulnerabilities, data quality in logs or interpretation of data, malfunctions or even permanently disabled devices. Some errors in our devices may only be discovered after a device has been shipped and used by users, and may in some cases only be detected under certain circumstances or after extended use. We update our software on a regular basis and, despite our quality assurance processes, we could introduce bugs in the process of updating our software. The introduction of a serious software bug, could result in devices becoming permanently disabled. We offer a limited one year warranty in the United States and any such defects discovered in our devices after commercial release could result in loss of revenue or delay in revenue recognition, loss of customer goodwill and users and increased service costs, any of which could harm our business, operating results and financial condition. We could also face claims for product or information liability, tort or breach of warranty. In addition, our device contracts with users contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of Roku and our devices. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be harmed.

Components used in our devices may fail as a result of manufacturing, design or other defects over which we have no control and render our devices permanently inoperable.

We rely on third-party component suppliers to provide certain functionalities needed for the operation and use of our devices. Any errors or defects in such third-party technology could result in errors in our devices that could harm our business. If these components have a manufacturing, design or other defect, they can cause our devices to fail and render them permanently inoperable. For example, the typical means by which our users connect their home networks to our devices is by way of a Wi-Fi access point in the home network router. If the

Wi-Fi receiver in our device fails, then our device cannot detect a home network’s Wi-Fi access point, and our device will not be able to display or deliver any content to the TV screen. As a result, we may have to replace these devices at our sole cost and expense. Should we have a widespread problem of this kind, our reputation in the market could be adversely affected and our replacement of these devices would harm our business.

If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop new devices or platform enhancements may be impaired.

We utilize commercially available off-the-shelf technology in the development of our devices and platform. As we continue to introduce new features or improvements to our devices and the Roku platform, we may be required to license additional technologies from third parties. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. If we are unable to obtain necessary third-party licenses, we may be required to obtain substitute technologies with lower quality or performance standards, or at a greater cost, any of which could harm the competitiveness of our devices, platform and our business.

Our use of open source software could impose limitations on our ability to commercialize our devices and our TV streaming platform.

We incorporate open source software in our TV streaming platform. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Although we monitor our use of open source software, the terms of many open source software licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell our devices. In such event, we could be required to make our proprietary software generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our devices, to re-engineer our devices or to discontinue the sale of our devices in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could harm our business.

The quality of our customer support is important to our users and licensees, and if we fail to provide adequate levels of customer support we could lose users and licensees, which would harm our business.

Our users and licensees depend on our customer support organization to resolve any issues relating to devices. A high level of support is critical for the successful marketing and sale of our devices. We currently outsource our customer support operation to a third-party customer support organization. If we do not effectively train, update and manage our third-party customer support organization who assists our users in using our devices, and if that support organization does not succeed in helping them quickly resolve any issues or provide effective ongoing support, it could adversely affect our ability to sell our devices to users and harm our reputation with potential new users and our licensees.

We will need to improve our operational and financial systems to support our expected growth, increasingly complex business arrangements, and rules governing revenue and expense recognition and any inability to do so could adversely affect our billing services and financial reporting.

We have increasingly complex business arrangements with our content publishers and licensees, and the rules that govern revenue and expense recognition in our business are increasingly complex. To manage the expected growth of our operations and increasing complexity, we will need to improve our operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will negatively affect our billing services and financial reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our users, content publishers or licensees; cause harm to our reputation and brand; and could also result in errors in our financial and other reporting.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may be adversely affected.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the fiscal year ending December 31, 2018. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner, are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our Class A common stock could be adversely affected. In addition, we could become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may pursue acquisitions, which involve a number of risks, and if we are unable to address and resolve these risks successfully, such acquisitions could harm our business.

We may in the future acquire businesses, products or technologies to expand our offerings and capabilities, user base and business. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions; however, we have no experience completing or integrating acquisitions. Any acquisition could be material to our financial condition and results of operations and any anticipated benefits from an acquisition may never materialize. In addition, the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures. Acquisitions in international markets would involve additional risks, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We may not be able to address these risks successfully, or at all, without incurring significant costs, delays or other operational problems and if we were unable to address such risks successfully our business could be harmed.

We have a credit facility that provides our lender with a first-priority lien against substantially all of our assets and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our financial condition.

We entered into an amended and restated loan and security agreement with Silicon Valley Bank in November 2014, which was amended in May 2015 and June 2017, providing for a $30.0 million revolving line of credit. In June 2017, we entered into a subordinated loan and security agreement with Silicon Valley Bank, which provides for a term loan borrowing of up to $40.0 million with a minimum of $25.0 million to be initially drawn at the close of the agreement and a $5.0 million sublimit for letters of credit. Our loan agreements with Silicon Valley Bank contain a number of restrictive covenants, and the terms may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. Pursuant to these agreements, we granted Silicon Valley Bank a security interest in substantially all of our assets. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Silicon Valley Bank Loan and Security Agreement.”

If we fail to comply with the covenants or payments specified in our credit facility, Silicon Valley Bank could declare an event of default, which would give it the right to terminate its commitment to provide additional loans and declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, Silicon Valley Bank would have the right to proceed against the assets we provided as collateral pursuant to the credit facility. If the debt under this credit facility was accelerated, we may not have sufficient cash or be able to sell sufficient assets to repay this debt, which would harm our business and financial condition.

If we fail to comply with the laws and regulations relating to the collection of sales tax and payment of income taxes in the various states in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our noncompliance, which could harm our business.

By engaging in business activities in the United States, we become subject to various state laws and regulations, including requirements to collect sales tax from our sales within those states, and the payment of income taxes on revenue generated from activities in those states. The laws and regulations governing the collection of sales tax for sales on our website and payment of income taxes are numerous, complex, and vary from state to state. A successful assertion by one or more states that we were required to collect sales or other taxes or to pay income taxes where we did not could result in substantial tax liabilities, fees and expenses, including substantial interest and penalty charges, which could harm our business.

We may require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support planned business growth and may require additional funds to respond to business challenges, including the need to develop new devices and enhance the Roku platform, maintain adequate levels of inventory to support our retail partners’ demand requirements, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we were to violate the restrictive covenants, we could incur penalties, increased expenses and an acceleration of the payment terms of our outstanding debt, which could in turn harm our business.

We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could cause damage to our facilities and computer systems, which could require us to curtail or cease operations.

Our principal offices and a network operations center are located in the San Francisco Bay Area, an area known for earthquakes, and are thus vulnerable to damage. We are also vulnerable to damage from other types of disasters, including power loss, fire, floods, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our executive officers, employees and directors and their affiliates, and limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers, employees and directors and their affiliates, will together hold approximately     % of the voting power of our outstanding capital stock following this offering, and our President and Chief Executive Officer, Anthony Wood, will hold approximately     % of our outstanding common stock, but will control approximately     % of the voting power of our outstanding common stock, following this offering, and therefore will have significant influence over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of Roku or our assets, for the foreseeable future. If Mr. Wood’s employment with us is terminated, he will continue to have the same influence over matters requiring stockholder approval.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent as little as 10% of the combined voting power of all outstanding shares of our Class A and Class B common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Wood retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Wood owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Wood is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

There has been no prior market for our Class A common stock. An active market may not develop or be sustainable and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our Class A common stock may not develop after this offering or, if it does develop, it may not be sustainable.

Our stock price may be volatile, and you may be unable to sell your shares of Class A common stock at or above the initial public offering price, if at all.

The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our Class A common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in projected operational and financial results;

•	loss by us of key content publishers;

•	changes in laws or regulations applicable to our devices or platform;

•	the commencement or conclusion of legal proceedings that involve us;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of new products or services by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	issuance of new or updated research or reports by securities analysts;

•	the use by investors or analysts of third-party data regarding our business that may not reflect our financial performance;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our Class A common stock;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements; and

•	general economic and market conditions.

Furthermore, the stock markets frequently experience extreme price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, elections, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We will have broad discretion over the use of proceeds from this offering. Investors may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock outstanding immediately following the closing of this offering. Therefore, if you purchase shares of our Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of June 30, 2017, after giving effect to the issuance of shares of our Class A common stock in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of Class B common stock. In addition, we have issued options and warrants to acquire our Class B common stock at prices significantly below the initial public offering price. To the extent outstanding options and warrants are ultimately exercised, there will be further dilution to investors purchasing our Class A common stock in this offering. In addition, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, you will experience additional dilution.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may issue additional securities following the closing of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

Equity research analysts do not currently provide research coverage of our Class A common stock, and we cannot assure you that any equity research analysts will adequately provide research coverage of our Class A common stock after the closing of this offering. A lack of adequate research coverage may adversely affect the liquidity and market price of our Class A common stock. To the extent we obtain equity research analyst coverage, we will not have any control of the analysts or the content and opinions included in their reports. The price of our Class A common stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.

Based on shares outstanding as of June 30, 2017, upon the closing of this offering, we will have outstanding a total of                  shares of Class A common stock and 514,491,589 shares of Class B common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants and after giving effect to the conversion of all outstanding shares of our preferred stock into shares of Class B common stock immediately upon the closing of this offering. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. All of our executive officers and directors and the holders of substantially all the shares of our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock during the period ending on, and including, the 180th day after the date of this prospectus, subject to specified exceptions. Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. may, in their sole discretion and without prior notice, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, all 514,491,589 shares of Class B common stock outstanding as of June 30, 2017 will become eligible for sale, of which              shares held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

In addition, as of June 30, 2017, there were 147,361,901 shares of Class B common stock subject to outstanding options. We intend to register all of the shares of Class A common stock issuable upon conversion of the shares of Class B common stock issuable upon exercise of outstanding options, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above. The shares of Class A common stock issuable upon conversion of these shares will become eligible for sale in the public market to the extent such options or warrants are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

Holders of 498,420,804 shares of our Class B common stock issuable upon the conversion of outstanding shares of preferred stock and shares of preferred stock issuable upon the exercise of outstanding warrants have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file on our behalf or for other stockholders. See “Shares Eligible for Future Sale” and “Underwriters.”

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.

As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq Global Select Market, or Nasdaq, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We are an “emerging growth company,” and we intend to comply only with reduced disclosure requirements applicable to emerging growth companies. As a result, our Class A common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of over $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our Class A or Class B common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings to grow our business and for general corporate purposes. Moreover, our outstanding loan and security agreements contain prohibitions on the payment of cash dividends on our capital stock. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our Class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, that may make it difficult for a third-party to acquire, or attempt to acquire, control of Roku, even if a change in control was considered favorable by our stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, such as:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	providing that directors may only be removed for cause;

•	prohibiting cumulative voting for directors;

•	requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorizing the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•	reflecting our two classes of common stock as described above.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “project,” “should,” “will” or the negative of these terms or other similar expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our financial performance, including our revenue, cost of revenue, operating expenses and our ability to attain and sustain profitability;

•	our ability to attract and retain users and increase hours streamed;

•	our ability to attract and retain advertisers;

•	our ability to attract and retain additional TV brands and service operators to license our platform;

•	our ability to license popular content on our platform, including the renewals of our existing agreements with content publishers;

•	changes in consumer viewing habits or the growth of TV streaming;

•	the growth of our relevant markets, including the growth in advertising spend on TV streaming platforms, and our ability to successfully grow our business in those markets;

•	our ability to adapt to changing market conditions and technological developments, including with respect to developing integrations with our platform partners;

•	our ability to develop and launch new streaming devices and provide ancillary services and support;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability to successfully manage domestic and international expansion;

•	our ability to attract and retain qualified employees and key personnel;

•	security breaches and system failures;

•	our ability to maintain, protect and enhance our intellectual property; and

•	our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including the independent industry publications set forth below, as well as reports that we commissioned, and is subject to a number of assumptions and limitations. Although we are responsible for all of the disclosures contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent publications are provided below:

•	Activate, “Think Again—Tech and Media Outlook 2016,” dated October 20, 2015.

•	Activate, “Think Again—Tech and Media Outlook 2017,” dated October 25, 2016.

•	comScore, “State of OTT,” dated April 2017.

•	eMarketer, “US Ad Spending—The eMarketer Forecast for 2017,” dated March 2017.

•	eMarketer, “US Non-Pay TV Subscription Households, by Type, 2016-2021,” dated July 11, 2017.

•	Kagan, “Global Set-Top Box Forecast,” dated October 25, 2016.

•	Nielsen, “The Nielsen Total Audience Report Q4 2016,” dated April 2017.

•	Ovum, “World Television Information Service Forecasting Tool,” dated January 24, 2017.

•	Sandvine, “2016 Global Internet Phenomena—Latin America and North America,” as revised June 21, 2016.

In addition, we have commissioned the following report:

•	Kantar Millward Brown, “Roku Streaming Leadership Study Q1 2017,” dated March 2017.

The content of the foregoing sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Nielsen data reflects estimates of market conditions based on samples, and is prepared primarily as a marketing research tool for the media industry and others in the media industry. References to Nielsen should not be considered as Nielsen’s opinion as to the value of any security or the advisability of investing in the Company.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                  shares of Class A common stock in this offering will be approximately $        million at an assumed initial public offering price of $        per share, the midpoint of the price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that the net proceeds will be approximately $        million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, respectively, our net proceeds by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $        million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, research and development, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, technologies or businesses that complement our business, although we have no commitments or agreements to enter into any such acquisitions or investments. We will have broad discretion over the uses of the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. The terms of our outstanding loan and security agreement also restricts our ability to pay dividends. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2017 on:

•	an actual basis;

•	a pro forma basis, to reflect:

•	the conversion of all 485,064,993 outstanding shares of preferred stock into an equal number of shares of Class B common stock immediately upon the closing of this offering;

•	the reclassification of all 29,426,596 common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock;

•	the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our Class B common stock immediately upon the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•	a pro forma as adjusted basis, to give further effect to the sale by us of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)
Cash	$70,169	$70,169	$

Long-term debt, less current portion	$22,811	$22,811	$
Preferred stock warrant liability	14,673	—
Convertible preferred stock, $0.0001 par value per share, 506,208,956 shares authorized, 485,064,993 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	213,180	—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share, 732,000,000 shares authorized, 29,426,596 shares issued and outstanding, actual; no shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	3	—
Class A common stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, 514,491,589 shares issued and outstanding, pro forma and pro forma as adjusted	—	51
Additional paid-in capital	30,691	258,496
Accumulated deficit	(244,044)	(244,044)

Total stockholders’ (deficit) equity	(213,350)	14,503

Total capitalization	$37,314	$37,314	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholders’ (deficit) and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash, stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on no shares of our Class A common stock and 514,491,589 shares of our Class B common stock (including preferred stock on an as-converted basis and reclassified as common stock) outstanding as of June 30, 2017, and excludes:

•	147,361,901 shares of Class B common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 with a weighted-average exercise price of $0.65 per share and 19,320,000 shares of Class B common stock issuable upon the exercise of outstanding stock options which were granted in August 2017 with an exercise price of $1.47 per share;

•	13,355,811 shares of Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2017 with a weighted-average exercise price of $0.45 per share, which are expected to remain outstanding after the closing of this offering;

•	2,143,700 shares of our Class B common stock issued in July 2017 upon the automatic net exercise of a warrant to purchase 2,250,000 shares of our Class B common stock outstanding as of June 30, 2017;

•	25,533,017 additional shares of Class B common stock reserved for future issuance under our 2008 Equity Incentive Plan as of June 30, 2017 (excluding options granted in August 2017), which shares will cease to be available for issuance at the time our 2017 Equity Incentive Plan becomes effective in connection with this offering;

•	shares of Class A common stock reserved for future issuance under our 2017 Equity Incentive Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as (i) any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan and (ii) upon the expiration or termination prior to exercise of any shares of Class B common stock issuable upon the exercise of stock options outstanding under our 2008 Equity Incentive Plan, an equal number of shares of Class A common stock; and

•	shares of Class A common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement for this offering.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our pro forma net tangible book value of our common stock as of June 30, 2017 was $        million, or $        per share, based on the total number of shares of our common stock outstanding as of June 30, 2017. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of Class A and Class B common stock, after giving effect to the conversion of all outstanding shares of preferred stock into 485,064,993 shares of Class B common stock immediately upon the closing of this offering.

After giving effect to (i) the conversion of our outstanding preferred stock into Class B common stock immediately upon the closing of this offering, (ii) the reclassification of our common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock and (iii) the receipt of the net proceeds from our sale of                  shares of Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2017, would have been $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to our existing stockholders and immediate dilution of $        per share to investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2017	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        per share and the dilution to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $        per share and the dilution to new investors by $        per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $        per share, representing an immediate increase to existing stockholders of $        per share, and immediate dilution to new investors in this offering of $        per share.

The following table summarizes, as of June 30, 2017, on the pro forma as adjusted basis described above:

•	the total number of shares of Class B common stock purchased from us by our existing stockholders and Class A common stock by new investors purchasing shares in this offering;

•	the total consideration paid to us by our existing stockholders and by new investors purchasing Class A common stock in this offering, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	514,491,589		%	$		%	$
New investors

Total		100.0%		$	100.0%

The total number of shares of our common stock reflected in the discussion and tables above is based on no shares of our Class A common stock and 514,491,589 shares of our Class B common stock (including preferred stock on an as-converted basis and reclassified common stock) outstanding as of June 30, 2017, and excludes:

•	147,361,901 shares of Class B common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 with a weighted-average exercise price of $0.65 per share and 19,320,000 shares of Class B common stock issuable upon the exercise of outstanding stock options which were granted in August 2017 with an exercise price of $1.47 per share;

•	13,355,811 shares of Class B common stock issuable upon the exercise of warrants outstanding as of June 30, 2017 with a weighted-average exercise price of $0.45 per share, which are expected to remain outstanding after the closing of this offering;

•	2,143,700 shares of our Class B common stock issued in July 2017 upon the automatic net exercise of a warrant to purchase 2,250,000 shares of our Class B common stock outstanding as of June 30, 2017;

•	25,533,017 additional shares of Class B common stock reserved for future issuance under our 2008 Equity Incentive Plan as of June 30, 2017 (excluding options granted in August 2017), which shares will cease to be available for issuance at the time our 2017 Equity Incentive Plan becomes effective in connection with this offering;

•	shares of Class A common stock reserved for future issuance under our 2017 Equity Incentive Plan, which will become effective upon the execution of the underwriting agreement for this offering, as well as (i) any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan and (ii) upon the expiration or termination prior to exercise of any shares of Class B common stock issuable upon the exercise of stock options outstanding under our 2008 Equity Incentive Plan, an equal number of shares of Class A common stock; and

•	shares of Class A common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement for this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) total consideration paid by new investors by $        million and increase (decrease) the total consideration paid to us by new investors by     % assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting underwriting discounts and commissions and estimated expenses payable by us.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, including upon the exercise of outstanding warrants, there will be further dilution to investors participating in this offering. If all outstanding warrants and options under our 2008 Equity Incentive Plan as of June 30, 2017 were exercised, then our existing stockholders, including the holders of these warrants and options, would own     % and new investors would own     % of the total number of shares of Class A and Class B common stock outstanding upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the selected consolidated financial and other data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the fiscal years ended December 26, 2015 and December 31, 2016 and consolidated balance sheet data as of December 26, 2015 and December 31, 2016 from our audited financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended July 2, 2016 and June 30, 2017 and the consolidated balance sheet data as of June 30, 2017 from our unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and results for the six months ended June 30, 2017 are not necessarily indicative of results to be expected for the full fiscal year.

Prior to 2017, our fiscal year was the 52- or 53-week period that ends on the last Saturday of December. Our fiscal years 2015 and 2016 ended on December 26, 2015 and December 31, 2016, respectively. In 2017, we changed our fiscal year-end to match the calendar year-end. Fiscal year 2015 spanned 52 weeks and fiscal year 2016 spanned 53 weeks. The two fiscal quarters ending July 2, 2016 and June 30, 2017 spanned 27 weeks and 26 weeks, respectively, and references to the six months ended July 2, 2016 refer to the two fiscal quarters ended July 2, 2016, unless otherwise indicated.

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue:
Player	$269,977	$293,929	$119,116	$117,329
Platform	49,880	104,720	43,140	82,391

Total net revenue	319,857	398,649	162,256	199,720

Cost of revenue:
Player(1)	221,416	249,821	99,375	103,122
Platform(1)	8,663	27,783	12,549	20,121

Total cost of revenue	230,079	277,604	111,924	123,243

Gross profit:
Player	48,561	44,108	19,741	14,207
Platform	41,217	76,937	30,591	62,270

Total gross profit	89,778	121,045	50,332	76,477

Operating expenses:
Research and development(1)	50,469	76,177	38,471	48,118
Sales and marketing(1)	45,153	52,888	26,245	28,722
General and administrative(1)	31,708	35,341	18,255	20,855

Total operating expenses	127,330	164,406	82,971	97,695

Loss from operations	(37,552)	(43,361)	(32,639)	(21,218)

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Other income (expense), net:
Interest expense	$(696)	$146	$(131)	$(471)
Change in fair value of preferred stock warrant liability	(1,768)	888	(394)	(2,651)
Other income (expense), net	(448)	(220)	(25)	211

Loss before income taxes	(40,464)	(42,547)	(33,189)	(24,129)
Income tax expense	147	211	53	86

Net loss attributable to common stockholders	$(40,611)	$(42,758)	$(33,242)	$(24,215)

Net loss per share attributable to common stockholders—basic and diluted	$(1.68)	$(1.50)	$(1.18)	$(0.83)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	24,183,442	28,475,699	28,177,035	29,196,191

Pro forma net loss per share attributable to common stockholders-basic and diluted (unaudited)(2)		$(0.08)		$(0.04)

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders-basic and diluted (unaudited)(2)		513,540,692		514,261,184

Other Financial and Operational Data (unaudited):
Adjusted EBITDA (in thousands)(3)	$(29,713)	$(29,853)	$(25,784)	$(14,045)
Hours Streamed (in millions)(4)	5,498	9,351	4,172	6,742
Active Accounts (in thousands)(5)	9,179	13,383	10,552	15,116
ARPU for the preceding four fiscal quarters (in dollars)(6)	$6.48	$9.28	$8.32	$11.22

(1)	Stock-based compensation was allocated as follows:

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands)
Cost of player revenue	$90	$136	$58	$74
Cost of platform revenue	54	224	102	40
Research and development	1,685	2,766	1,273	1,881
Sales and marketing	1,678	2,292	1,157	1,291
General and administrative	1,777	2,788	1,415	1,307

Total stock-based compensation	$5,284	$8,206	$4,005	$4,593

(2)	See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of basic and diluted net loss per common share and pro forma net loss per common share.
(3)	We define Adjusted EBITDA as net loss, plus: other (income) expense, net, stock-based compensation, depreciation and amortization, and income tax expense. See the section titled “Non-GAAP Financial Measures” below for a reconciliation between Adjusted EBITDA and net loss, the most directly comparable generally accepted accounting principle, or GAAP, financial measure and a discussion about the limitations of Adjusted EBITDA.

(4)	We define hours streamed as the aggregate amount of time users streamed content from channels on our platform in a given period including both channels installed from our channel stores and non-certified channels. Non-certified channels are channels that are accessed by users utilizing a code provided to the user by the content publisher, and are not found in the Roku Channel Store. In each of the periods presented hours streamed from non-certified channels comprised less than 8% of total hours streamed. Hours streamed are reported on a calendar basis.
(5)	We define active accounts as the number of distinct user accounts that have streamed any content on our platform in the last 30 days of the period. Active accounts are reported on a calendar basis.
(6)	We define average revenue per user as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters.

	December 26, 2015	December 31, 2016	June 30, 2017
Consolidated Balance Sheet Data:
Cash	$75,748	$34,562	$70,169
Total assets	176,511	179,078	184,996
Preferred stock warrant liability	10,878	9,990	14,673
Long-term debt, including current portion	15,000	15,000	22,811
Total liabilities	123,067	159,722	185,166
Convertible preferred stock	213,180	213,180	213,180
Total stockholders’ (deficit) equity	(159,736)	(193,824)	(213,350)

Non-GAAP Financial Measures

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between Adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

Some limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not include other (income) expense, net, which primarily includes changes in fair value of warrants to purchase convertible preferred stock and interest expense;

•	Adjusted EBITDA does not include the impact of stock-based compensation;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our financial results presented in accordance with GAAP. The following table presents a reconciliation of net loss to Adjusted EBITDA for each of the periods indicated:

	Fiscal Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(40,611)	$(42,758)	$(33,242)	$(24,215)
Other (income) expense, net	2,912	(814)	550	2,911
Stock-based compensation	5,284	8,206	4,005	4,593
Depreciation and amortization	2,555	5,302	2,850	2,580
Income tax expense	147	211	53	86

Adjusted EBITDA	$(29,713)	$(29,853)	$(25,784)	$(14,045)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Prior to 2017, our fiscal year was the 52- or 53-week period that ends on the last Saturday of December. Our fiscal years 2015 and 2016 ended on December 26, 2015 and December 31, 2016, respectively. In 2017, we changed our fiscal year-end to match the calendar year-end. Fiscal year 2015 spanned 52 weeks and fiscal year 2016 spanned 53 weeks. The two fiscal quarters ending July 2, 2016 and June 30, 2017 spanned 27 weeks and 26 weeks, respectively, and references to the six months ended July 2, 2016 refer to the two fiscal quarters ended July 2, 2016, unless otherwise indicated.

Overview

We pioneered streaming to the TV. Roku connects users to the streaming content they love, enables content publishers to build and monetize large audiences, and provides advertisers with unique capabilities to engage consumers. We do this at scale today. As of June 30, 2017, we had 15.1 million active accounts. By comparison, the fourth largest multichannel video programming distributor in the United States had approximately 13.3 million subscribers as of June 30, 2017. Our users streamed more than 6.7 billion hours on the Roku platform in the six months ended June 30, 2017, 62% growth from the six months ended June 30, 2016. TV streaming’s disruptive content distribution model is shifting billions of dollars of economic value. Roku is capitalizing on this large economic opportunity as a leading TV streaming platform for users, content publishers and advertisers.

Consumers win with TV streaming—they get a better user experience, more entertainment options and more control over what they spend on content. When users want to enjoy streaming entertainment, they start at the Roku home screen where we put users first by helping them find the content they want to watch. From our home screen, users can easily search, discover and access over 500,000 movies and TV episodes in the United States, as well as live sports, music, news and more. Users can also compare the price of content from various channels available on our platform and choose from ad-supported, subscription, and transactional video on-demand content. Consumers can personalize their content selection with cable TV replacement offerings and streaming services that suit their budget and needs.

Roku operates the number one TV streaming platform in the United States as measured by total hours streamed, according to a survey conducted in the first quarter of 2017 by Kantar Millward Brown that we commissioned. Content publishers and advertisers win with Roku because our large and growing user base simplifies their access to the fragmented and complex over the top, or OTT, market and we provide them with direct to consumer engagement and monetization opportunities. We provide our content publishers with access to the most engaged OTT audience, as measured by average hours streamed and the ability to monetize their content with advertising, subscription or transactional business models. Advertisers on our platform can reach our desirable OTT audience with ads that are more relevant, interactive and measurable than advertising delivered on traditional linear TV. Our growth in active accounts and hours streamed attracts more content publishers and advertisers to our TV streaming platform, creating a better user experience, which in turn attracts more users. As our platform improves for users, content publishers and advertisers, we grow average revenue per user, or ARPU.

While we currently generate a majority of our revenue from sales of our streaming players, our business model is to grow gross profit by increasing the number of active accounts and growing ARPU, which we believe represents the inherent value of our business model. We grow new accounts through three primary channels: we sell streaming players, we partner with TV brands through our Roku TV licensing program, and we have licensing relationships with service operators. The fastest growing source of new accounts comes from our licensing partner relationships which accounted for 42% of new accounts in 2016, up from 26% in 2015. We believe we have a significant opportunity to grow platform revenue and as we further monetize TV streaming hours we will increase ARPU. ARPU, which we define as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters, was $11.22 per active user in the period ended June 30, 2017 and $9.28 per active user in 2016, up 43% from $6.48 in 2015. Our success in growing ARPU will depend on our ability to increasingly generate platform revenue from content publishers and advertisers as we increase the number of active accounts.

We have achieved significant growth. In the six months ended June 30, 2017, we generated revenue of $199.7 million, up 23% from $162.3 million in the six months ended July 2, 2016. We generate player revenue from the sale of streaming players and platform revenue from advertising, content distribution, billing and licensing activities on our platform. We earn revenue as users engage on our platform and we intend to continue to grow platform revenue by further monetizing our TV streaming platform. In the six months ended June 30, 2017, player revenue represented 59% of total revenue and declined 2%, and platform revenue represented 41% of total revenue and grew 91% from the six months ended July 2, 2016.

In the six months ended June 30, 2017, we generated gross profit of $76.5 million, up 52% from $50.3 million in the six months ended July 2, 2016. In the six months ended June 30, 2017, player gross profit represented 19% of total gross profit and declined 28%, and platform gross profit represented 81% of total gross profit and grew 104%. We are strategically decreasing our streaming player average selling prices, or ASP, to expand our active accounts, which will also reduce our player gross margin. As a result, our player revenue may not increase as rapidly as it has historically or at all, and, unless we are able to adequately increase our platform revenue and grow our active accounts, we may be unable to grow gross profit and our business will be harmed. We expect to continue to make tradeoffs away from player gross profit in favor of platform gross profit to grow active accounts more rapidly and increase monetization. In the six months ended June 30, 2017 our net loss was $(24.2) million and our Adjusted EBITDA was $(14.0) million. In fiscal 2016 our net loss was $(42.8) million and our Adjusted EBITDA was $(29.9) million. See the section titled “Non-GAAP Financial Measures” below for a reconciliation between Adjusted EBITDA and net loss, the most directly comparable generally accepted accounting principle, or GAAP, financial measure and a discussion about the limitations of Adjusted EBITDA.

Key Performance Metrics

We use the following key performance metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. Our key performance metrics are gross profit, active accounts, hours streamed and average revenue per user.

Gross Profit

We measure the performance of our business using gross profit, and we are focused on increasing gross profit. We currently generate positive gross profit on player revenue, however, the majority of our gross profit is generated from platform revenue. We believe gross profit is the primary metric to measure the performance of our business, because we have two revenue segments with different margin profiles, and we aim to maximize our high margin platform revenue from our active accounts as they stream content on our platform.

Gross Profit

(in millions)

Active Accounts

We define active accounts as the number of distinct user accounts that have streamed content on our platform in the last 30 days of the period. The number of active accounts does not correspond to the number of unique individuals who actively utilize our platform or the number of devices associated with an account. For example, a single account may be used by more than one individual, such as a family, and one account may use multiple devices. We believe that the number of active accounts is a relevant measure to gauge the size of our user base and the opportunity to increase our platform revenue and gross profit.

Active Accounts

(in millions)

Hours Streamed

We define hours streamed as the aggregate amount of time users streamed content on our platform in a given period. We report hours streamed on a calendar basis. We believe the usage of our platform is an effective measure of user engagement and that the growth in the number of hours of content streamed across our platform reflects our success in addressing the growing user demand for TV streaming. However, our revenues from content providers are not tied to the hours streamed on their streaming channels, and the number of hours streamed does not correlate to revenue earned from such content providers or ARPU on a period-by-period basis. Additionally, increasing user engagement on our streaming platform increases our gross profit because we earn platform revenue by delivering advertising as well as generating revenue shares from subscription and transactional video on-demand partners as users engage with the Roku platform.

Quarterly Hours Streamed

(in billions)

Average Revenue per User

We define ARPU, as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters. We measure progress in our platform business using ARPU because it helps us understand the rate at which we are monetizing our active account base.

Average Revenue per User

Factors Affecting Our Performance

Rate of TV streaming and advertising shift to OTT

Consumers have significantly shifted their TV viewing behavior, and we believe all TV content will be available through streaming. Therefore, we also believe this presents a large market opportunity for streaming TV advertising. This is a critical component of our business model because our platform and player revenue, as well as our overall expense structure, is dependent on this shift. In addition, the number of hours streamed on our platform is a critical element of our business because hours determine our advertising inventory and sell through.

User acquisition strategy

Consumers become our users through three primary channels: Roku players, Roku TVs, or through a service operator we have a licensing relationship with. We monetize our user base through platform revenue. We do not optimize gross profit from the sale of our players, but we currently earn a positive gross profit on sales of our players. This is similar to a “negative” user acquisition cost. Player revenue and player gross profit may decrease over time as we strategically aim to acquire new customers through low cost player solutions.

Ability to grow and retain streaming hours

Growth in platform revenue, gross profit and ARPU will depend on growth in streaming hours. Since 2013, average quarterly streaming hours per user cohort have steadily increased over time and each subsequent cohort started engaging with our platform at a higher streaming hour base. For example, the average quarterly streaming hours per user for our 2013 cohort was initially 138 hours for the second quarter of 2013 and grew 11% annually through the fourth quarter of 2016. The average quarterly streaming hours per user for subsequent cohorts were initially 164 and 188 hours for the second quarter of 2014 and 2015, respectively, and increased annually at a similar annual rate through the fourth quarter of 2016. We have experienced high streaming hour retention, as measured by total hours streamed, per cohort per year. We measure streaming hour retention for our 15 quarterly active account cohorts, dating back to the first quarter of 2013. In the three months ended June 30, 2017, the average streaming hour retention across all 15 cohorts was 96% compared to the three months ended March 31, 2017.

Ability to monetize users and streaming hours

Our business model depends on our ability to monetize user engagement with our platform. Content publishers distribute streaming content through subscription video on demand, or SVOD, advertising video on demand, or AVOD, and transactional video on demand, or TVOD models. Some content publishers utilize a combination of models. The majority of our streaming hours to date have been SVOD hours, in line with the current OTT market, where we can earn revenue from subscription revenue share or from display ads on our home screen or screen saver, but we do not monetize hours streamed. The fastest growing content monetization is AVOD, where we can monetize hours with video ads delivered to users as they stream content. In the six months ended June 30, 2017, hours streamed that included advertising grew to 2.9 billion, 76% growth from the six months ended June 30, 2016. We believe Roku is an important platform for advertising dollars that will be redeployed from traditional TV. Our ability to leverage our data to provide users with relevant ads and measure the effectiveness of these advertisements on our platform is also a key factor to an increased wallet share of advertising budgets spent on our platform. We evaluate the effectiveness of our AVOD offerings using a wide variety of metrics, including exposure (e.g., reach, frequency and video completion rates); demographics (e.g., what types of users we believe were exposed, including age, gender and income); top-funnel brand impact (e.g., aided/unaided recall, brand perception and purchase intent); and bottom-funnel brand impact (e.g., website visitation, store visitation and actual purchase). We conduct this evaluation through a combination of internal data and data collected through partnerships with outside research firms, all leveraging our knowledge of individual users and the fact that we serve ads on a 1:1 basis. When promoting content, such as through audience development, our typical metrics are ad impressions and clicks, channel downloads, visits, subscription trials, time spent in the channel and retention. While we have experienced, and expect to continue to experience, growth in our advertising revenue as we have expanded our user base and streaming hours, our efforts to monetize our platform through AVOD content are still developing and our revenue from AVOD offerings may not grow as we expect. This means of monetization will require us to continue to attract advertising dollars to our platform as well as deliver AVOD content that appeals to users.

Continued investment in growth

We believe that our future performance will depend on the success of the investments we have made, and will continue to make, to improve the value for users, content publishers and advertisers on our platform. We must regularly update and enrich the Roku platform to meet evolving consumer behavior and deliver a superior user experience. Further, it is important that we remain a frictionless platform for content delivery and invest to provide content publishers with best-in-class publishing tools and actionable audience insights. We must continue to innovate and invest in our advertising capabilities and technology so that we attract and encourage incremental advertising spend on our platform.

Competition

The market for streaming media is continuing to grow and evolve. We face substantial competition from large technology and consumer electronics companies, including Amazon, Apple and Google. These competitors have increased consumer awareness of TV streaming and contributed to the growth of the overall market, but their resources and brand recognition pose significant competitive challenges. Our success in capitalizing on the expanding opportunities in the streaming market will depend on our ability to continue to deliver high quality devices at competitive prices, in the face of this competition.

Seasonality

We generate significantly higher levels of revenue and gross profit in the fourth quarter of the year. While both platform and player revenue experience seasonality, player revenue has historically been more seasonal than platform revenue, driven by the holiday shopping season. Fourth quarter revenue comprised 40% and 37% of our fiscal 2015 and 2016 total net revenue, respectively, and fourth quarter gross profit comprised 39% and 37% of our fiscal 2015 and 2016 gross profit, respectively.

Components of Results of Operations

Player Revenue

We generate player revenue from the sale of streaming players through consumer retail distribution channels, including major brick and mortar retailers, such as Best Buy and Walmart, and online retailers, primarily Amazon.com. In our international markets, we sell our players through wholesale distributors which, in turn, sell to retailers. We currently distribute our players in Canada, Mexico, the United Kingdom, the Republic of Ireland and France. We generate most of our player revenue in the United States.

Platform Revenue

We generate platform revenue from advertising sales, subscription and transaction revenue share, sales of branded channel buttons on remote controls and licensing arrangements with TV brands and service operators. We generate most of our platform revenue in the United States. Our first-party video ad inventory includes native display ads on our home screen and screen saver, as well as ad inventory made available to us through our content publisher agreements. To satisfy existing demand, we can sell video advertising that we purchase from content publishers to supplement our first-party video ad inventory, and to a lesser extent, third-party video advertising on a revenue share basis from content publishers in our Roku Direct Publisher program.

Cost of Revenue

Cost of Player Revenue

Cost of player revenue is comprised of player manufacturing costs payable to third-party contract manufacturers, technology licenses or royalty fees, inbound and outbound freight, duty and logistics costs, third-party packaging and assembly costs, warranty costs, write-down for excess and obsolete inventory, allocated overhead costs related to facilities and customer support, and salary, benefit and stock-based compensation costs for operations personnel.

Cost of Platform Revenue

Cost of platform revenue consists of advertising inventory acquisition costs, payment processing fees, third-party cloud service fees and allocated personnel-related costs, including salaries, benefits and stock-based compensation for Roku personnel that support platform services, including advertising and billing operations, customer service, and our TV brands and our service operator licensees. We anticipate that cost of platform revenue will increase in absolute dollars.

Operating and Other Expenses

Research and Development

Research and development expenses consist primarily of personnel-related costs, including employee salaries, benefits and stock-based compensation for our engineers and other employees engaged in the development of our products including new technologies and features and functionality. In addition, research and development expenses include allocated facilities and overhead costs. We believe continued investment is important to attaining our strategic objectives and expect research and development expenses to increase in absolute dollars for the foreseeable future.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, including salaries, benefits, commissions and stock-based compensation expense for our employees engaged in sales and sales support, data science and analytics, business development, product management, marketing, communications, and partner and customer support functions. Sales and marketing expenses also include costs for marketing and public relations, channel merchandising, including point of purchase and in-store displays, trade shows and other events, professional services, travel and allocated facilities and other overhead. We expect our sales and marketing expenses to increase as we continue to grow our business.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative personnel. We expect our general and administrative expenses to increase following the completion of this offering due to the anticipated growth of our business and related infrastructure as well as accounting, legal, insurance, investor relations and other costs associated with becoming a public company.

Other Income (Expense), Net

Our other income (expense), net consists primarily of changes in the fair value of our convertible preferred stock warrant liability, interest expense on our debt, and foreign currency remeasurement and transaction gains and losses. As the underlying shares of our convertible preferred stock warrants are contingently redeemable, we account for these warrants as a liability at fair value and re-measure the value at each balance sheet date. Any change in the fair value is recognized as other income (expense), net in our consolidated statement of operations, until the earlier of the exercise of the warrants, or the completion of a deemed liquidation event, including an initial public offering. At that time, the convertible preferred stock warrant liability will be reclassified to stockholders’ equity.

Income Tax Expense

Our income tax expense consists primarily of income taxes in certain foreign jurisdictions where we conduct business and state minimum income taxes in the United States. We have a valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development. We expect to maintain this valuation allowance for the foreseeable future.

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenue:
Player	$269,977	$293,929	$119,116	$117,329
Platform	49,880	104,720	43,140	82,391

Total net revenue	319,857	398,649	162,256	199,720

Cost of revenue:
Player(1)	221,416	249,821	99,375	103,122
Platform(1)	8,663	27,783	12,549	20,121

Total cost of revenue	230,079	277,604	111,924	123,243

Gross profit:
Player	48,561	44,108	19,741	14,207
Platform	41,217	76,937	30,591	62,270

Total gross profit	89,778	121,045	50,332	76,477

Operating expenses:
Research and development(1)	50,469	76,177	38,471	48,118
Sales and marketing(1)	45,153	52,888	26,245	28,722
General and administrative(1)	31,708	35,341	18,255	20,855

Total operating expenses	127,330	164,406	82,971	97,695

Loss from operations	(37,552)	(43,361)	(32,639)	(21,218)

Other income (expense), net:
Interest expense	(696)	146	(131)	(471)
Change in fair value of preferred stock warrant liability	(1,768)	888	(394)	(2,651)
Other income (expense), net	(448)	(220)	(25)	211

Net loss before income taxes	(40,464)	(42,547)	(33,189)	(24,129)
Income tax expense	147	211	53	86

Net loss attributable to common stockholders	$(40,611)	$(42,758)	$(33,242)	$(24,215)

(1)	Includes stock-based compensation as follows:

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands)
Cost of player revenue	$90	$136	$58	$74
Cost of platform revenue	54	224	102	40
Research and development	1,685	2,766	1,273	1,881
Sales and marketing	1,678	2,292	1,157	1,291
General and administrative	1,777	2,788	1,415	1,307

Total stock-based compensation	$5,284	$8,206	$4,005	$4,593

The following table sets forth our results of operations as a percentage of net revenue:

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
Net revenue:
Player	84%	74%	73%	59%
Platform	16	26	27	41

Total net revenue	100	100	100	100

Cost of revenue:
Player	69	63	61	52
Platform	3	7	8	10

Total cost of revenue	72	70	69	62

Gross profit:
Player	15	11	12	7
Platform	13	19	19	31

Total gross profit	28	30	31	38

Operating expenses:
Research and development	16	19	24	24
Sales and marketing	14	13	16	14
General and administrative	10	9	11	11

Total operating expenses	40	41	51	49

Loss from operations	(12)	(11)	(20)	(11)

Other income (expense), net:
Interest expense	—	—	0	0
Change in fair value of convertible preferred stock warrants	(1)	—	0	(1)
Other income (expense), net	—	—	0	0

Net loss before income taxes	(13)	(11)	(20)	(12)
Income tax expense	—	—	0	0

Net loss attributable to common stockholders	(13)%	(11)%	(20)%	(12)%

Comparison of Six Months Ended July 2, 2016 and June 30, 2017

Net Revenue

	Six Months Ended
	July 2,	June 30,
	2016	2017	Change $	Change %
	(dollars in thousands)
Player, net	$119,116	$117,329	($1,787)	(2)%
Platform	43,140	82,391	39,251	91

Total net revenue	$162,256	$199,720	$37,464	23%

Player

Player revenue decreased 2% from $119.1 million in the six months ended July 2, 2016 to $117.3 million in the six months ended June 30, 2017. A 37% increase in the volume of players sold was offset by a 29% decrease in average selling prices, driven primarily by sales of our lower priced Roku Express which was introduced in the third quarter of 2016, and by an increase in sales incentives, including $0.7 million in sales incentives to sell inventory in other sales channels due to the Mexico sales ban.

Platform

Platform revenue increased 91% from $43.1 million in the six months ended July 2, 2016 to $82.4 million in the six months ended June 30, 2017. The increase was primarily due to higher advertising and subscription and transaction revenue share of $38.4 million, as we expanded our advertising sales operations and increased our advertising inventory, and from an increase in the number of paid subscriptions. In addition, fees earned from license arrangements with TV brands increased by $1.5 million while fees earned from arrangements with service operators decreased by $0.7 million.

Cost of Revenue

	Six Months Ended		Change $	Change %
	July 2,	June 30,
	2016	2017
	(dollars in thousands)
Cost of revenue:
Player	$99,375	$103,122	$3,747	4%
Platform	12,549	20,121	7,572	60

Total cost of revenue	$111,924	$123,243	$11,319	10%

Gross profit:
Player	$19,741	$14,207	($5,534)	(28)%
Platform	30,591	62,270	31,679	104

Gross Profit	$50,332	$76,477	$26,145	52%

Player

Cost of player revenue increased 4% from $99.4 million in the six months ended July 2, 2016 to $103.1 million in the six months ended June 30, 2017. Cost of player revenue increased on an absolute dollar basis primarily due to a 37% increase in the number of players sold. In addition, we incurred a charge of $1.0 million for the write-down of inventory on hand and on order due to the Mexico sales ban. The increase in cost of player revenue was partially offset by a reduction in direct manufacturing costs for most of our players.

Gross profit on player sales decreased 28% from $19.7 million in the six months ended July 2, 2016 to $14.2 million in the six months ended June 30, 2017. The decrease was primarily due to higher sales volumes of lower priced players, such as the Roku Express, and by an increase in sales incentives.

Platform

Cost of platform revenue increased 60% from $12.5 million in the six months ended July 2, 2016 to $20.1 million in the six months ended June 30, 2017. This increase was driven by higher inventory acquisition costs and credit card processing fees totaling $4.5 million and a $2.1 million increase in allocated overhead primarily in service operator support and advertising operations driven by the growth of our platform business.

Gross profit on platform revenue increased 104% from $30.6 million in the six months ended July 2, 2016 to $62.3 million in the six months ended June 30, 2017, primarily driven by strong growth in advertising demand.

Operating Expenses

	Six Months Ended		Change $	Change %
	July 2,	June 30,
	2016	2017
Research and development	$38,471	$48,118	$9,647	25%
Sales and marketing	26,245	28,722	2,477	9
General and administrative	18,255	20,855	2,600	14

Total operating expenses	$82,971	$97,695	$14,724	18%

Research and Development

Research and development expenses increased 25% from $38.5 million in the six months ended July 2, 2016 to $48.1 million in the six months ended June 30, 2017. The increase was primarily due to higher personnel-related costs of $10.8 million as a result of increased headcount for engineering and platform development. The increase in personnel-related costs was partially offset by lower facilities expenses of $2.1 million. In the six months ended July 2, 2016, we incurred $2.7 million in allocated lease exit costs associated with the move of our corporate headquarters.

Sales and Marketing

Sales and marketing expenses increased 9% from $26.2 million in the six months ended July 2, 2016 to $28.7 million in the six months ended June 30, 2017. The increase was primarily due to higher personnel-related costs of $3.9 million as a result of increased headcount in connection with the growth of our advertising sales organization and data science team. The increase was partially offset by lower retail marketing costs of $1.0 million and lower facilities expenses of $0.5 million, primarily related to allocated lease exit costs associated with the move of our corporate headquarters, in the six months ended July 2, 2016.

General and Administrative

General and administrative expenses increased 14% from $18.3 million in the six months ended July 2, 2016 to $20.9 million in the six months ended June 30, 2017. The increase was primarily due to higher personnel-related costs of $1.7 million as a result of increased headcount in finance and human resources and other professional service expenses of $0.7 million.

Other Income (Expense), Net

	Six Months Ended		Change $
	July 2,	June 30,
	2016	2017
	(in thousands)
Interest expense	$(131)	$(471)	$(340)
Change in fair value of convertible preferred stock warrants	(394)	(2,651)	(2,257)
Other income (expense), net	(25)	211	236

Total other income (expense), net	$(550)	$(2,911)	$(2,361)

Other income (expense), net, increased from $0.6 million in the six months ended July 2, 2016 to $2.9 million in the six months ended June 30, 2017. The increase was primarily due to an increase in the fair value of warrants to purchase convertible preferred stock.

Income Tax Expense

	Six Months Ended		Change $
	July 2,	June 30,
	2016	2017
	(dollars in thousands)
Income tax expense	$53	$86	$33

Income tax expense is comprised of foreign income taxes and state minimum income taxes in the United States.

Comparison of Fiscal Years Ended December 26, 2015 and December 31, 2016

Net Revenue

	Fiscal Year Ended		Change $	Change %
	December 26,	December 31,
	2015	2016
	(dollars in thousands)
Player	$269,977	$293,929	$23,952	9%
Platform	49,880	104,720	54,840	110

Total net revenue	$319,857	$398,649	$78,792	25%

Player

Player revenue increased 9% from $270.0 million in fiscal 2015 to $293.9 million in fiscal 2016. The increase was driven primarily by an 18% increase in the volume of players sold, offset by a 10% decrease in average selling prices driven primarily by sales of our lower priced players.

Platform

Platform revenue increased 110% from $49.9 million in fiscal 2015 to $104.7 million in fiscal 2016. The increase was primarily due to higher advertising and subscription revenue share of $48.9 million, as we expanded our advertising sales operations and an increased revenue share from an increase of subscriptions through our platform. In addition, we generated an additional $4.6 million in fees earned from license arrangements with service operators.

Cost of Revenue

	Fiscal Year Ended		Change $	Change %
	December 26,	December 31,
	2015	2016
	(dollars in thousands)
Cost of revenue:
Player	$221,416	$249,821	$28,405	13%
Platform	8,663	27,783	19,120	221

Total cost of revenue	$230,079	$277,604	$47,525	21%

Gross profit:
Player	$48,561	$44,108	$(4,453)	(9)%
Platform	41,217	76,937	35,720	87

Total gross profit	$89,778	$121,045	$31,267	35%

Player

Cost of player revenue increased 13% from $221.4 million in fiscal 2015 to $249.8 million in fiscal 2016. Cost of player revenue increased on an absolute dollar basis primarily due to the 18% increase in the volume of players sold and, to a lesser extent, to increased provisions for inventory reserves and excess component liabilities, resulting from product transitions and to increased royalty costs arising from the execution of a patent and technology license agreement with a patent owner that included a release of potential claims for past liabilities. The increase in cost of player revenue was partially offset by a reduction in direct manufacturing costs for most players.

Gross profit on player sales decreased 9% from $48.6 million in fiscal 2015 to $44.1 million in fiscal 2016. The decrease was primarily due to higher volume mix of lower margin players in addition to the items noted above.

Platform

Cost of platform revenue increased 221% from $8.7 million in fiscal 2015 to $27.8 million fiscal 2016. The increase was primarily due to higher costs incurred to acquire advertising inventory, an increase in credit card processing and other fees related to the growth of our platform billing services, and higher allocated overhead primarily in advertising operations, customer support, service operator support and third-party cloud service fees.

Gross profit on platform revenue increased 87% from $41.2 million in fiscal 2015 to $76.9 million in fiscal 2016.

Operating Expenses

	Fiscal Year Ended		Change $	Change %
	December 26,	December 31,
	2015	2016
	(dollars in thousands)
Research and development	$50,469	$76,177	$25,708	51%
Sales and marketing	45,153	52,888	7,735	17
General and administrative	31,708	35,341	3,633	11

Total operating expenses	$127,330	$164,406	$37,076	29%

Research and Development

Research and development expenses increased 51% from $50.5 million in fiscal 2015 to $76.2 million in fiscal 2016. The increase was primarily due to higher personnel-related costs of $19.3 million as a result of the hiring of additional engineering and platform development personnel, higher facility expenses of $5.3 million from our expanded engineering facilities in the United States, United Kingdom and China, and higher consulting expenses of $1.1 million.

Sales and Marketing

Sales and marketing expenses increased 17% from $45.2 million in fiscal 2015 to $52.9 million in fiscal 2016. The increase was primarily due to higher personnel-related costs of $8.5 million due to an increase in headcount in connection with the expansion of our platform business and marketing, as well as $2.4 million of higher facilities expenses. These increases were partially offset by a decrease in product marketing spending.

General and Administrative

General and administrative expenses increased 11% from $31.7 million in fiscal 2015 to $35.3 million in fiscal 2016. The increase was primarily due to higher personnel-related costs of $5.3 million as a result of increased headcount in finance, legal and human resources, in addition to other professional and outside service expenses of $1.3 million. These increases were largely incurred to support the growth in our business. These increases were partially offset by the recovery of a bad debt originally written off in fiscal 2015.

Other Income (Expense), Net

	Fiscal Year Ended		Change $
	December 26,	December 31,
	2015	2016
	(in thousands)
Interest expense	$(696)	$146	$842
Change in fair value of convertible preferred stock warrants	(1,768)	888	2,656
Other income, net	(448)	(220)	228

Total other income (expense), net	$(2,912)	$814	$3,726

Other income (expense), net decreased from a $2.9 million net charge in fiscal 2015 to a $0.8 million net credit in fiscal 2016. The decrease was primarily due to lower expenses related to changes in fair value of warrants to purchase convertible preferred stock and a decrease in interest expense due to lower balances on borrowings under our credit facilities.

Income Tax Expense

	Fiscal Year Ended		Change $
	December 26,	December 31,
	2015	2016
	(dollars in thousands)
Income tax expense	$147	$211	$64

The increase in income tax expense in fiscal 2016 was primarily due to foreign income taxes and higher state minimum income taxes in the United States.

Unaudited Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of revenue, as well as other financial and operational data, for each of the ten quarters ended June 30, 2017. The fiscal quarter ended April 2, 2016 spanned 14 weeks and all other quarters spanned 13 weeks. We have prepared the quarterly data on a basis consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar 28, 2015	Jun 27, 2015	Sep 26, 2015	Dec 26, 2015	Apr 2, 2016	Jul 2, 2016	Oct 1, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30 2017
	(in thousands)
Consolidated Statements of Operations Data:
Net revenue:
Player	$54,869	$52,937	$55,863	$106,308	$58,901	$60,215	$64,789	$110,024	$63,678	$53,651
Platform	8,787	10,233	10,732	20,128	19,546	23,594	24,264	37,316	36,415	45,976

Total net revenue	63,656	63,170	66,595	126,436	78,447	83,809	89,053	147,340	100,093	99,627

Cost of revenue:
Player(1)	44,866	42,000	47,260	87,290	47,904	51,471	56,156	94,290	52,910	50,212
Platform(1)	1,141	1,351	1,874	4,297	5,287	7,262	6,847	8,387	8,343	11,778

Total cost of revenue	46,007	43,351	49,134	91,587	53,191	58,733	63,003	102,677	61,253	61,990

Gross profit:
Player	10,003	10,937	8,603	19,018	10,997	8,744	8,633	15,734	10,768	3,439
Platform	7,646	8,882	8,858	15,831	14,259	16,332	17,417	28,929	28,072	34,198

Total gross profit	17,649	19,819	17,461	34,849	25,256	25,076	26,050	44,663	38,840	37,637

Operating expenses:
Research and development(1)	10,877	11,691	13,493	14,408	20,059	18,412	18,229	19,477	22,342	25,776
Sales and marketing(1)	9,778	10,516	11,842	13,017	14,284	11,961	12,844	13,799	14,055	14,667
General and administrative(1)	6,921	6,386	8,097	10,304	9,883	8,372	9,078	8,008	10,278	10,577

Total operating expenses	27,576	28,593	33,432	37,729	44,226	38,745	40,151	41,284	46,675	51,020

Income (loss) from operations	(9,927)	(8,774)	(15,971)	(2,880)	(18,970)	(13,669)	(14,101)	3,379	(7,835)	(13,383)

Other income (expense), net:
Interest expense	(202)	(173)	(139)	(182)	(99)	(32)	(32)	309	(167)	(304)
Change in fair value of convertible preferred stock warrants	(447)	(50)	(1,261)	(10)	—	(394)	1,481	(199)	(735)	(1,916)
Other income (expense), net	(237)	229	(261)	(179)	(40)	15	(41)	(154)	83	128

Total other income (expense), net	(886)	6	(1,661)	(371)	(139)	(411)	1,408	(44)	(819)	(2,092)

Net income (loss) before income taxes	(10,813)	(8,768)	(17,632)	(3,251)	(19,109)	(14,080)	(12,693)	3,335	(8,654)	(15,475)
Income tax expense	43	36	35	33	24	29	50	108	48	38

Net income (loss) attributable to common stockholders	$(10,856)	$(8,804)	$(17,667)	$(3,284)	$(19,133)	$(14,109)	$(12,743)	$3,227	$(8,702)	$(15,513)

Other Financial and Operational Data (unaudited):
Adjusted EBITDA (in thousands)(2)	$(8,458)	$(6,888)	$(13,791)	$(576)	$(14,868)	$(10,916)	$(10,739)	$6,670	$(4,413)	$(9,632)
Hours streamed (in millions)(3)	1,208	1,265	1,414	1,611	1,997	2,175	2,396	2,783	3,263	3,479
Active accounts (in thousands)(4)	6,838	7,230	7,633	9,179	10,006	10,552	11,278	13,383	14,208	15,116
ARPU for the preceding four fiscal quarters (in dollars)(5)	$5.40	$5.73	$6.11	$6.48	$7.20	$8.32	$9.26	$9.28	$10.04	$11.22

(1)	Includes stock based compensation as follows:

	Three Months Ended
	Mar 28, 2015	Jun 27, 2015	Sep 26, 2015	Dec 26, 2015	Apr 2, 2016	Jul 2, 2016	Oct 1, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(in thousands)
Cost of player revenue	$27	$27	$10	$26	$36	$22	$30	$48	$36	$38
Cost of platform revenue	8	9	8	29	49	53	63	59	21	19
Research and development	296	425	491	473	625	648	651	842	888	993
Sales and marketing	247	441	515	475	583	574	580	555	601	690
General and administrative	312	354	530	581	725	690	687	686	629	678

Total stock-based compensation	$890	$1,256	$1,554	$1,584	$2,018	$1,987	$2,011	$2,190	$2,175	$2,418

(2)	We define Adjusted EBITDA as net income (loss), plus: other (income) expense, net, stock-based compensation, depreciation and amortization, and income tax expense. See “Adjusted EBITDA” in the section titled “Selected Consolidated Financial and Other Data” for more information.
(3)	We define hours streamed as the aggregate amount of time users streamed content from channels on our platform in a given period including both channels installed from our channel stores and non-certified channels. Non-certified channels are channels that are accessed by users utilizing a code provided to the user by the content publisher and are not found in the Roku Channel Store. In each of the periods presented, hours streamed from non-certified channels comprised less than 8% of total hours streamed. Hours streamed are reported on a calendar basis.
(4)	We define active accounts as the number of distinct user accounts that have streamed any content on our platform in the last 30 days of the period. Active accounts are reported on a calendar basis.
(5)	We define average revenue per user as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters.

	Three Months Ended
	Mar 28, 2015	Jun 27, 2015	Sep 26, 2015	Dec 26, 2015	Apr 2, 2016	Jul 2, 2016	Oct 1, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(percentage values)
Consolidated Statements of Operations Data:
Net revenue:
Player	86%	84%	84%	84%	75%	72%	73%	75%	64%	54%
Platform	14	16	16	16	25	28	27	25	36	46

Total net revenue	100	100	100	100	100	100	100	100	100	100

Cost of revenue:
Player	70	66	71	69	61	61	63	64	53	50
Platform	2	2	3	3	7	9	8	6	8	12

Total cost of revenue	72	68	74	72	68	70	71	70	61	62

Gross profit:
Player	16	18	13	15	14	11	10	11	11	4
Platform	12	14	13	13	18	19	19	19	28	34

Total gross profit	28	32	26	28	32	30	29	30	39	38

Operating expenses:
Research and development	17	19	20	11	26	22	20	13	22	26
Sales and marketing	15	17	18	10	18	14	14	9	14	15
General and administrative	11	10	12	8	13	10	10	5	10	11

Total operating expenses	43	46	50	29	57	46	44	27	46	52

Income (loss) from operations	(15)	(14)	(24)	(1)	(25)	(16)	(15)	3	(7)	(14)

	Three Months Ended
	Mar 28, 2015	Jun 27, 2015	Sep 26, 2015	Dec 26, 2015	Apr 2, 2016	Jul 2, 2016	Oct 1, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(percentage values)
Other income (expense), net:
Interest expense	—	—	—	—	—	—	—	—	—	0
Change in fair value of preferred stock warrant liability	(1)	—	(2)	—	—	—	2	—	(1)	(2)
Other income (expense), net	—	—	—	—	—	—	—	—	—

Total other income (expense), net	(1)	—	(2)	—	—	—	2	—	(1)	(2)

Net income (loss) before income taxes	(16)	(14)	(26)	(1)	(25)	(16)	(13)	3	(8)	(16)
Income tax expense	—	—	—	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	(16)%	(14)%	(26)%	(1)%	(25)%	(16)%	(13)%	3%	(8)%	(16)%

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors including the seasonality of our business, advertising spend by marketers and the economic cycles that influence consumer retail purchasing cycles. Our business is affected by the behavior of consumers, advertisers, economic conditions, competitive pressures and our operational decisions and related timelines, which includes the release of new products, as well as newer generations of our product offerings. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Revenue

Generally, both player and platform revenue are highest in the fourth quarter of our fiscal year, which coincides with the winter holiday shopping and advertising season. We believe that this seasonality will continue to have a strong impact on our quarterly revenue. This includes retail sales of our players as well as advertising and user transactions on our billing platform. We also experience higher revenue in quarters in which we introduce new retail players such as the Roku 4 in the fourth quarter of fiscal 2015 and the Roku Express in the third quarter of fiscal 2016. Platform revenue growth has been driven by advertising through the development of new advertising products and delivery and measurement capabilities.

Cost of Revenue

Cost of revenue also follows a seasonal trend with the highest levels of cost in the fourth quarter of our fiscal year which coincides with the winter holiday shopping and advertising season. Mix affects both the player and platform segments in the form of the unit mix of players sold and the mix of advertising inventory available to us versus what we need to acquire from third parties.

Gross profit margin increased from the second quarter of fiscal 2015 to the second quarter of fiscal 2016 and to the second quarter of fiscal 2017 primarily due to a higher mix of platform revenue that carries a significantly higher gross margin.

Operating Expenses

Operating expense increased for the quarterly periods presented primarily due to increased personnel related expenses and corporate infrastructure costs to support our growth. As a percentage of revenue, operating expenses are lowest in the fourth quarter due to seasonally high revenue. Higher operating expenses in the first quarter of fiscal 2016 were the result of expenses related to the move to our new headquarters in Los Gatos, California.

Non-GAAP Financial Measures

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended
	Mar 28, 2015	Jun 27, 2015	Sep 26, 2015	Dec 26, 2015	Apr 2, 2016	Jul 2, 2016	Oct 1, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA:
Net income (loss)	$(10,856)	$(8,804)	$(17,667)	$(3,284)	$(19,133)	$(14,109)	$(12,743)	$3,227	$(8,702)	$(15,513)
Other (income) expense, net	886	(6)	1,661	371	139	411	(1,408)	44	819	2,092
Stock-based compensation	890	1,256	1,554	1,584	2,018	1,987	2,011	2,190	2,175	2,418
Depreciation and amortization	579	630	626	720	2,084	766	1,351	1,101	1,247	1,333
Income tax expense	43	36	35	33	24	29	50	108	48	38

Adjusted EBITDA(1)	$(8,458)	$(6,888)	$(13,791)	$(576)	$(14,868)	$(10,916)	$(10,739)	$6,670	$(4,413)	$(9,632)

(1)	We define Adjusted EBITDA as net income (loss), plus: other (income) expense, net, stock-based compensation, depreciation and amortization, and income tax expense. See “Adjusted EBITDA” in the section titled “Selected Consolidated Financial and Other Data” for more information.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operations, private sales of equity and debt securities and borrowings under our credit facilities. As of June 30, 2017, we had cash of $70.2 million. We believe that our existing cash together with cash proceeds from our operations and amounts available under our credit facilities will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new players and platform features, the continuing market acceptance of our players, advertising platform and other platform services, as well as overall economic conditions. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected. Other than as noted below, there are no known material subsequent events that could have a material impact on our cash or liquidity.

As of June 30, 2017, less than 1% of our cash was held outside the United States. These amounts were primarily held in the United Kingdom and are utilized to fund our foreign operations. The amount of unremitted earnings related to our foreign subsidiaries is not material.

Silicon Valley Bank Loan and Security Agreement

In November 2014, we and Silicon Valley Bank entered into a loan and security agreement. The loan and security agreement provides for a $30.0 million revolving line of credit with a $5.0 million sublimit for letters of credit, and the availability of borrowings is subject to borrowing base limitations. The loan and security agreement provides for a lien on all of our assets, including intellectual property.

In May 2015, we entered into a first amendment to the loan and security agreement with Silicon Valley Bank extending the revolving line to June 30, 2017. Advances carry a floating per annum interest rate equal to the prime rate or the prime rate plus 2.5% if the adjusted quick ratio (calculated as the sum of cash maintained with Silicon Valley Bank or its affiliates and net billed account receivable balances, divided by current liabilities plus all outstanding obligations to Silicon Valley Bank under the revolving line, less deferred revenue) is less than or equal to 1.0.

In June 2017, we entered into a second amendment to the loan and security agreement with Silicon Valley Bank extending its termination date to June 30, 2019. Advances carry a floating per annum interest rate equal to, at our option, (1) the prime rate or (2) LIBOR plus 2.75%, or the prime rate plus 1% depending on certain ratios. The extension further changed the financial covenant to maintain a current ratio (calculated as current assets, divided by current liabilities less deferred revenue), greater than or equal to 1.25.

As of June 30, 2017, there were no borrowings under the line of credit and letters of credit in the amount of $1.5 million were outstanding. The interest rate on the line of credit was 4.25% as of June 30, 2017.

In June 2017, we entered into a subordinated loan and security agreement, or the 2017 Agreement, with Silicon Valley Bank. The 2017 Agreement provides for a term loan borrowing of up to $40.0 million with a minimum of $25.0 million to be initially drawn. The remaining amount of the debt is available for 24 months from the date of the 2017 Agreement and can be drawn in no less than $5.0 million increments. Advances under the term loan incur a facility fee equal to 1% of the drawn borrowings, in addition to interest payments at an interest rate equal to, at our option, (1) the prime rate plus 3.5% or (2) LIBOR plus 6.5%, subject to a 1% LIBOR floor. Additionally, the borrowings incur payment in kind interest fees equal to 2.5%, accruing to the unpaid borrowings balance, compounded monthly. Payment in kind interest may be settled in cash, at our election, during the term or at maturity. We are also obligated to pay final payment fees ranging from 1% to 4% of the borrowings depending on the timing of the payment. The maturity date of the 2017 Agreement is October 9, 2020. The 2017 Agreement provides for a lien on all of our assets, including intellectual property. As of June 30, 2017, $22.8 million under the 2017 Agreement was outstanding.

In connection with the 2017 Agreement we issued 2,451,891 warrants to purchase shares of Series H convertible preferred stock, with an exercise price of $1.52890, the price per share in our Series H financing in November 2015. The warrants are exercisable up to ten years from the date of issuance.

Our credit facilities contain customary representations and warranties and customary affirmative and negative covenants applicable to us and our subsidiaries, including, among other things, restrictions on changes in business, management, ownership or business locations, indebtedness, encumbrances, investments, mergers or acquisitions, dispositions, maintenance of collateral accounts, prepayment of other indebtedness, distributions and transactions with affiliates. The credit facilities contain customary events of default subject in certain cases to grace periods and notice requirements, including (a) failure to pay principal, interest and other obligations when due, (b) material misrepresentations, (c) breach of covenants, conditions or agreements in the credit facilities, (d) default under material indebtedness, (e) certain bankruptcy events, (f) failure to pay judgments for the payment of money in an aggregate amount in excess of $0.5 million, (g) a material adverse change; (h) attachment, levy or restraint on business, (i) default with respect to subordinated debt, (j) cross default under our credit facilities, and (k) governments approvals being revoked.

We were in compliance with all covenants under the loan and security agreement as of December 31, 2016 and June 30, 2017.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended		Six Months Ended
	December 26,	December 31,	July 2,	June 30,
	2015	2016	2016	2017
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$(32,604)	$(32,463)	$(17,433)	$30,213
Cash flows (used in) investing activities	(5,205)	(8,567)	(5,882)	(4,500)
Cash flows provided by (used in) financing activities	58,547	(156)	(14,798)	9,894

Operating Activities

During the six months ended June 30, 2017, operating activities provided $30.2 million in cash as a result of a net loss of $24.2 million, adjusted by non-cash charges of $10.5 million and an increase of $44.0 million from our net operating assets and liabilities. The non-cash charges of $10.5 million were primarily comprised of $4.6 million of stock-based compensation expense, a $2.7 million fair value remeasurement charge related to preferred stock warrant liability and $2.6 million of depreciation and amortization expense. The increase from our net operating assets and liabilities was primarily the result of a $22.8 million decrease in accounts receivable due to the collection of holiday season accounts, a $15.1 million increase in deferred revenue driven by a $9.8 million pre-payment from a service operator, a $16.5 million decrease in inventories, and a $3.6 million increase in other long-term liabilities, primarily the result of entering into a multi-year licensing agreement. The increase in our net operating assets and liabilities was partially offset by a $4.9 million increase in prepaid expenses and other current assets and other noncurrent assets, and a $6.5 million decrease in accounts payable and accrued liabilities due to the timing of payments.

During the six months ended July 2, 2016, operating activities used $17.4 million in cash as a result of a net loss of $33.2 million, adjusted by non-cash charges of $11.6 million and an increase of $4.2 million from our net operating assets and liabilities. The non-cash charges of $11.6 million were primarily comprised of a $3.8 million loss provision related to the exit from our prior headquarters facilities, $4.0 million of stock-based compensation expenses and $2.9 million of depreciation and amortization expense. The increase from our net operating assets and liabilities was primarily the result of a $9.3 million decrease in accounts receivable due to the collection of holiday sales, a $3.6 million increase in deferred revenue as a result of the growth in our business, and a $1.6 million decrease in prepaid expenses and other current assets and other noncurrent assets. The increase in our net operating assets and liabilities was partially offset by a $7.3 million decrease in accounts payable and accrued liabilities due to the timing of payments and a $3.4 million increase in inventory.

During fiscal 2016, operating activities used $32.5 million in cash as a result of a net loss of $42.8 million, adjusted by non-cash charges of $17.8 million and a decrease of $7.5 million from our net operating assets and liabilities. The non-cash charges of $17.8 million were primarily comprised of $8.2 million of stock-based compensation expenses, $5.3 million of depreciation and amortization expense and a $3.8 million loss provision related to the exit from our prior headquarter facilities. The decrease from our net operating assets and liabilities was primarily the result of a $13.3 million increase in inventory for anticipated sales of players, a $26.4 million increase in accounts receivable as a result of increases in sales of our players and platform arrangements and a $2.9 million increase in deferred cost of revenue. The decrease in our net operating assets and liabilities was partially offset by a $15.0 million increase in accounts payable and accrued liabilities due to the timing of payments and a $19.8 million increase in deferred revenue as a result of the growth in our business.

During fiscal 2015, operating activities used $32.6 million in cash as a result of a net loss of $40.6 million, adjusted by non-cash charges of $12.4 million and a decrease of $4.4 million from our net operating assets and liabilities. The non-cash charges of $12.4 million were primarily comprised of $5.3 million of stock-based compensation expenses, a $1.8 million fair value remeasurement charge related to preferred stock warrant liability, $2.6 million of depreciation and amortization expense and a $1.6 million write-off of deferred initial public offering costs. The decrease from our net operating assets and liabilities was primarily the result of a $3.8 million increase in inventory for anticipated sales of players, a $14.1 million increase in accounts receivable as a result of increases in sales of our players and platform arrangements, a $3.0 million increase in deferred cost of revenue and a $1.9 million increase in prepaid assets due to the growth in our business. The decrease in our net operating assets and liabilities was partially offset by a $7.5 million increase in accounts payable and accrued liabilities due to the timing of payments, an $8.3 million increase in deferred revenue as a result of the growth in our business and a $1.4 million increase in non-current liabilities primarily due to the deferred rent on our new headquarter lease.

Investing Activities

During the six months ended July 2, 2016 and June 30, 2017, investing activities used $5.9 million and $4.5 million in cash, respectively, primarily on capital expenditures to purchase property and equipment and leasehold improvements primarily related to expanding our facilities.

During fiscal 2015 and 2016, investing activities used $5.2 million and $8.6 million in cash, respectively, primarily on capital expenditures to purchase property and equipment and leasehold improvements related to expanding our facilities.

Financing Activities

During the six months ended July 2, 2016, financing activities used $14.8 million in cash, driven primarily from a $15.0 million paydown on the line of credit.

During the six months ended June 30, 2017, financing activities provided $9.9 million in cash, driven primarily from $24.7 million in net proceeds on term debt, offset by a $15.0 million paydown on the line of credit.

During fiscal 2016, financing activities used $0.2 million in cash from $0.4 million in proceeds from stock option exercises, less $0.6 million in initial public offering costs paid during the period.

During fiscal 2015, financing activities provided $58.5 million in cash, resulting primarily from $45.5 million in proceeds from issuance of Series H convertible preferred stock, $15.0 million in borrowings on the line of credit, offset in part by $2.6 million in principal payments on term debt and $1.1 million in initial public offering costs paid during the period.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in fiscal 2015, 2016 or the six months ended June 30, 2017.

Contractual Obligations

Our future minimum payments under our non-cancelable contractual obligations were as follows as of December 31, 2016:

	Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(in thousands)
Purchase commitments(1)	$64,347	$64,347	$—	$—	$—
Operating lease obligations (2)	35,824	8,138	27,664	22	—
Debt(3)	15,000	15,000	—	—	—

Total	$115,171	$87,485	$27,664	$22	$—

(1)	Represents commitments to purchase finished good inventory from third-party contract manufacturers.
(2)	Represents future minimum lease payments under non-cancelable operating leases.
(3)	Represents future principal payments under our loan and security agreements.

We utilize outsourcing partners to manufacture, assemble and test our products. These outsourcing partners acquire components and build product based on demand information supplied by us. Consistent with industry practice, we acquire product through a combination of purchase orders, supplier contracts, and open orders based on projected demand information. If there are unexpected changes to anticipated demand for our products or in the sales mix of our products, some of the firm, non-cancelable, and unconditional purchase commitments may result in our being committed to purchase excess inventory. As of June 30, 2017, we had manufacturing purchase obligations of $45.0 million.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Fluctuation Risk

Our exposure to interest rate risk primarily relates to the interest income generated by cash held at Silicon Valley Bank, which is relatively insensitive to interest rate changes. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition.

Our borrowings under our credit facility with Silicon Valley Bank are at variable interest rates. However, a hypothetical 100-basis point change in interest rates would not have a material impact on our borrowings or results of operations.

Foreign Currency Exchange Rate Risk

Most of our sales are currently within the United States and we have minimal foreign currency risk related to our revenue. In addition, most of our operating expenses are denominated in the U.S. dollar, resulting in minimal foreign currency risks. The volatility of exchange rates depends on many factors that we cannot accurately forecast. In the future, if our international sales increase or more of our expenses are denominated in currencies other than the U.S. dollar, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities could have on our results of operations.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Revenue Recognition

Overview

We derive revenue primarily from sales of our players and platform services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

We have multiple-element arrangements. In such arrangements, we combine arrangement deliverables into units of accounting and allocate the total arrangement consideration to the different units of accounting based on a relative selling price hierarchy. To determine the relative selling price of each element, we use vendor-specific objective evidence, or VSOE, if available, third party evidence, or TPE, if VSOE is not available, or best estimated selling price, or BESP, if neither VSOE nor TPE are available. The objective of BESP is to determine the price at which we would transact a sale if the product or service were available on a standalone basis. We establish BESP considering multiple factors including, but not limited to, historical prices of products sold on a stand-alone basis, cost and gross margin objectives, competitive pricing practices and customer and market specific considerations. Revenue is recognized for each unit of accounting in accordance with our revenue recognition policy, provided that all revenue recognition criteria have been met.

Players

We sell the majority of our players through consumer retail distribution channels, including major brick and mortar and online retailers and through our website. For sales through consumer retail distribution channels, revenue recognition occurs when title and risk of loss have transferred to the customer which usually occurs upon shipment to the customers or receipt of the products by the customer depending on shipping terms. We established allowances for expected product returns and these allowances are recorded as a direct reduction to revenue. Return allowances are based on our historical experience. Certain payments to retailers and distributors such as market development funds, store promotions and price protection are recorded as a reduction of revenue. We reduce revenue at the later of the date at which the related player revenue is recognized or the date on which the program is offered. On occasion, these allowances cannot be reasonably and reliably estimated. Player revenue is then recognized at the time the players sell through to the end customer.

Our player sales include two units of accounting: hardware, which includes embedded software, and unspecified upgrades or enhancements on a when-and-if-available basis. We have determined that our hardware and the embedded software are considered a single unit of accounting, because the hardware and software individually do not have standalone value and are not sold separately. We initially record the relative selling price of the unspecified upgrades or enhancements on a when-and-if-available basis as deferred revenue, and then recognize the deferred revenue into revenue ratably on a straight-line basis over the estimated economic life of the associated players.

Shipping charges billed to customers are included in player revenue and the related shipping costs are included in cost of player revenue. Revenue is recorded net of taxes collected or accrued. Sales taxes are recorded as current liabilities until remitted to the relevant government authority.

Platform

We earn platform revenue from fees received from advertisers and content publishers and from licensing our technology and proprietary operating system to service operators and TV brands. Platform revenue primarily includes fees earned or derived from the sale of digital advertising, revenue sharing with content publishers for new or recurring user subscriptions activated through our platform and revenue share from user purchases of content publishers’ media through our platform. We also earn revenue from the sale of branded channel buttons on remote controls. Licensing revenue from service operators are mostly generated from unit activation or flat fees and ongoing maintenance fees. Licensing revenue from TV brands are generated on a flat fee basis or from per unit licensing fees earned.

Digital advertising includes video and display ads that are served on our TV streaming platform. Digital advertising revenue primarily consists of video and display advertising commonly sold on a cost per thousand impression basis. Advertising revenue arrangements are evidenced by a fully executed insertion order. Revenue is recognized in the period the impressions and promotional media are delivered. There is significant judgment in accounting for advertising arrangements related to whether we should report revenue based on the gross amount that we charge the advertiser or net of acquisition costs paid to content publishers. To determine if we should report revenue on a gross or net basis, we assess whether we are acting as the principal or agent in the transaction. If we are acting as the principal, we record revenue on a gross basis. If we are acting as the agent, we record revenue on a net basis. We evaluate all of the indicators in the guidance to make this determination. While no one indicator is determinative, we place the most weight on the analysis of whether we are the primary obligor. We mostly report advertising revenue on a gross basis predominantly because we are the primary obligor responsible for fulfilling the advertisement delivery and maintaining the relationship with the advertiser, including the acceptability of the services delivered. We also establish pricing with the advertiser and have discretion in supplier selection given we can choose where to place the advertisement on available inventory across our platform.

Fees derived from our revenue share from new or recurring user subscriptions activated on our platform and from purchases of content publishers’ media are recognized as transacted at the net amount retained by us, generally equal to a fixed percentage of the price charged by the content publisher or a contractual flat fee. When the content publisher is responsible for user billing, we recognize revenue from our share of the fees on an as reported basis, in arrears, on a monthly or quarterly basis.

We also earn fees through the sale of branded channel buttons on remote controls. These branded buttons provide one-touch, direct access to the providers’ content on our platform. We typically receive a fixed fee per button unit, and revenue is recognized as remote controls are shipped by us or reported as shipped by TV brands.

Revenue earned from service operators and TV brands in the licensing of our technology and proprietary operating system are accounted for under software revenue recognition guidance. We have been unable to establish VSOE for any component of these licensing arrangements and therefore these arrangements are accounted for as a single unit of accounting and all revenue related to the licensing arrangements is recognized over the term of the relationship. Arrangements with service operators are generally comprised of a license for the technology and proprietary operating system, unspecified upgrades or enhancements, hosting of a branded channel store, and engineering and support services. Arrangements with TV brands commonly include a license to the technology and proprietary operating system over a specified term including updates and upgrades.

Valuation of Inventory

We value inventory at the lower of cost or market with cost determined on a first-in, first-out basis. We base write-downs of inventories upon current facts and circumstances. We perform a detailed assessment of excess and obsolete inventory at each balance sheet date, which includes a review of, among other factors, demand requirements and market conditions. Based on this analysis, we record adjustments, when appropriate, to reflect inventory of finished products, materials on hand and purchase commitments at lower of cost or market which is based on net realizable value. We establish a reserve for players or materials which are not forecasted to be consumed. Although we try to ensure the accuracy of our forecasts of player demand and pricing assumptions, any significant unanticipated changes in demand, pricing or technological developments would significantly impact the value of our inventory and our reported operating results. If we find that our supply estimates exceed our inventory demands, our inventory will be written-down and charged to cost of revenue at the time of such a determination. Conversely, if assumptions or circumstances beyond our control change and we subsequently sell devices that have previously been written-down, our gross margin in the period of sale will be favorably impacted. We recorded inventory provisions of $1.9 million, $5.0 million, $2.3 million and $3.2 million in fiscal 2015 and 2016 and the six months ended July 2, 2016 and June 30, 2017, respectively. The inventory provisions recorded are net of the reversals of provisions for sales of previously written-down inventory for each period presented.

Allowances for Returns, Sales Incentives and Doubtful Accounts

Accounts receivable are stated at invoice value less estimated allowances for returns, customer incentives and doubtful accounts.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Valuation of Common Stock” below.

•	Expected Term. The expected term of our options is estimated using the simplified method permitted under guidance of the Securities and Exchange Commission.

•	Volatility. As we do not have a trading history for our common stock, the expected volatility of our stock price is derived from the average historical volatility for industry peers that we consider to be comparable to us, over a period equivalent to the expected term of our stock option grants.

•	Risk-free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term for each of our option awards.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

For stock options issued to non-employees, including consultants, we record an expense equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured throughout the vesting period, and the resulting value is recognized as an expense over the period in which the services are received.

Valuation of Common Stock

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management. Our board of directors intended all options granted to have an exercise price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	our history and the introduction of new devices and TV streaming platform features;

•	our stage of development;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

Based upon the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of options outstanding as of June 30, 2017 was $        million, of which $        million related to vested options and $        million related to unvested options.

After the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on Nasdaq on the date of grant.

Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of our convertible preferred stock as a liability as the underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate us to transfer assets at some point in the future. The warrants are recorded at fair value upon issuance and are subject to remeasurement at each balance sheet date. Any change in fair value is recognized in the statements of operations in other income (expense), net. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event or the conversion of convertible preferred stock into Class B common stock. Upon conversion, the convertible preferred stock warrant liability will be reclassified to equity.

Deferred Tax Assets

We account for income taxes using an asset and liability approach. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized through future operations.

We utilize a two-step approach to evaluate tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not, or MLTN, to be sustained upon examination. The MLTN threshold is met when the likelihood of occurrence is greater than 50%. Measurement, step two, is addressed only if step one is satisfied. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is MLTN to be realized upon ultimate settlement with tax authorities. If a position does not meet the MLTN threshold for recognition in step one, no benefit is recorded until the first subsequent period in with the MLTN threshold is met, the issue is resolved with the tax authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine that the position is no longer MLTN to be sustained.

Provision for Income Taxes

We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a full valuation allowance to offset domestic net deferred tax assets due to the uncertainty of realizing future tax benefits from our net operating loss carry-forwards and other deferred tax assets. Our valuation allowance is attributable to the uncertainty of realizing future tax benefits from U.S. net operating losses and other deferred tax assets.

As of December 31, 2016, we had U.S. federal net operating loss carryforwards of $129.8 million, which expire beginning in 2028. As of December 31, 2016, we had federal research and development tax credits of $9.1 million, which expire beginning in 2028 and state research and development tax credits of $7.6 million, which carry forward indefinitely.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board, or FASB, issued new guidance to address the complexity of the accounting for certain financial instruments with down round features that result in the strike price being reduced on the basis of the pricing of future equity offerings. Under this guidance, when determining the classification of certain financial instruments as liabilities or equity, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, with early adoption permitted. We are evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In August 2016, the FASB issued new guidance which addresses classification of certain cash receipts and cash payments related to the statement of cash flows. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, with early adoption permitted. We are evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In February 2016, the FASB issued new guidance related to new accounting and reporting guidelines for leasing arrangements. The guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, with early adoption permitted. The new standard is to be applied using a modified retrospective approach. We are evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In January 2016, the FASB issued new guidance related to the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, with early adoption permitted. We are evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In May 2014, the FASB issued new guidance related to the recognition and reporting of revenue that establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In August 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017. In 2016, the FASB issued amendments on this guidance with the same effective date and transition guidance. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We plan to adopt the new revenue standard in the first quarter of 2018.

To date, we have established an implementation team and are in the process of evaluating the impact of the new standard on our accounting policies, processes, and system requirements. Furthermore, we have made and will continue to make investments in systems to enable timely and accurate reporting under the new standard.

We are continuing to evaluate adoption methods and the potential impact that the implementation of this standard will have on the condensed consolidated financial statements, but have not yet determined whether the effect will be material. However, we believe this new standard will impact our accounting for revenue arrangements in the following areas:

•	revenue from the licensing of our technology and proprietary operating system to service operators and TV brands, which will be recognized earlier and could result in greater variability in revenue recognition;

•	estimation of variable consideration for content publisher arrangements with revenue share from user subscriptions and media purchases through its platform and the sale of branded channel buttons on its remote controls; and

•	required disclosures.

We expect revenue recognition related to players to remain relatively unchanged under the new guidance and are in the process of evaluating the impact on our player arrangements.

In November 2015, the FASB issued new guidance which simplifies the presentation of deferred income taxes. This guidance requires that deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. We early adopted the guidance effective December 26, 2015 on a prospective basis. The adoption of this guidance had no impact on the consolidated statements of operations.

In April 2015, the FASB issued new guidance related to simplifying the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. We adopted this guidance effective December 27, 2015. The adoption of this guidance had no impact on the consolidated financial statements.

In March 2016, the FASB issued new guidance related to accounting for stock-based payment award transactions. The guidance is designed to simplify several aspects of accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. We adopted this guidance effective January 1, 2017. As part of this adoption, we will recognize forfeitures as they occur to determine the amount of compensation cost to be recognized in each period. The adoption of this guidance had no impact on the consolidated financial statements.

BUSINESS

Overview

We pioneered streaming to the TV. Roku connects users to the streaming content they love, enables content publishers to build and monetize large audiences and provides advertisers with unique capabilities to engage consumers. We do this at scale today. As of June 30, 2017, we had 15.1 million active accounts. By comparison, the fourth largest multichannel video programming distributor in the United States had approximately 13.3 million subscribers as of June 30, 2017. Our users streamed more than 6.7 billion hours on the Roku platform in the six months ended June 30, 2017, 62% growth from the six months ended June 30, 2016. TV streaming’s disruptive content distribution model is shifting billions of dollars of economic value. Roku is capitalizing on this large economic opportunity for a leading TV streaming platform for users, content publishers and advertisers.

Consumers win with TV streaming—they get a better user experience, more entertainment options and more control over what they spend on content. When users want to enjoy streaming entertainment, they start at the Roku home screen where we put users first by helping them find the content they want to watch. From our home screen, users can easily search, discover and access over 500,000 movies and TV episodes in the United States, as well as live sports, music, news and more. Users can also compare the price of content from various channels available on our platform and choose from ad-supported, subscription, and transactional video on-demand content. The Roku platform delivers a significant expansion in consumer choice. Consumers can personalize their content selection with cable TV replacement offerings and other streaming services that suit their budget and needs. Ad-supported channels available on the Roku platform include CBS News, Crackle, The CW and Vice; subscription channels include HBO Now, Hulu and Netflix, as well as traditional pay TV replacement services like DirecTV Now, Sling TV and Sony PlayStation Vue; and transactional channels include Amazon Video, Google Play and Vudu. Consumers are increasingly streaming ad-supported content. In the six months ended June 30, 2017, hours streamed on the Roku platform that included advertising grew to 2.9 billion, up 76% from the six months ended June 30, 2016, searching for free content was the top reason users visited our website other than to manage their Roku accounts.

Roku operates the number one TV streaming platform in the United States as measured by total hours streamed, according to a survey conducted in the first quarter of 2017 by Kantar Millward Brown that we commissioned. Content publishers and advertisers win with Roku because our large and growing user base simplifies their access to the fragmented and complex over the top, or OTT, market and we provide them with direct to consumer engagement and monetization opportunities. We provide our content publishers with access to the most engaged OTT audience, as measured by average hours streamed, and the ability to monetize their content with advertising, subscription or transactional business models. Furthermore, as a pure play, neutral TV streaming platform, we are better able to serve content publishers compared to other platforms that have diversified business operations and competitive content offerings. Advertisers on our platform can reach our desirable OTT audience with ads that are more relevant, interactive and measurable than advertising delivered on traditional linear TV. As traditional TV audiences shrink, OTT audiences have become increasingly important to advertisers who must continue to reach large audiences. Our growth in active accounts and hours streamed has attracted more content publishers and advertisers to our TV streaming platform creating a better user experience, which in turn attracts more users.

We have achieved significant growth. In the six months ended June 30, 2017, we generated revenue of $199.7 million, up 23% from $162.3 million in the six months ended July 2, 2016. In fiscal 2016, we generated revenue of $398.6 million, up 25% from $319.9 million in fiscal 2015. We generate player revenue from the sale of streaming players and platform revenue primarily from advertising and subscription revenue share on our platform. We earn platform revenue as users engage with content on our platform and we intend to continue to grow platform revenue by monetizing our TV streaming platform. In the six months ended June 30, 2017, player revenue represented 59% of total revenue and declined 2%, and platform revenue represented 41% of total revenue and grew 91% from the six months ended July 2, 2016. In fiscal 2016, player revenue represented 74% of total revenue and grew 9%, and platform revenue represented 26% of total revenue and grew 110% from fiscal 2015.

While we currently generate a majority of our revenue from sales of our streaming players, our business model is to grow gross profit by increasing the number of active accounts and growing average revenue per user, or ARPU, which we believe represents the inherent value of our business model. In the six months ended June 30, 2017, we generated gross profit of $76.5 million, up 52% from $50.3 million in the six months ended July 2, 2016. In fiscal 2016, we generated gross profit of $121.0 million, up 35% from $89.8 million in fiscal 2015. In the six months ended June 30, 2017, player gross profit represented 19% of total gross profit and declined 28%, and platform gross profit represented 81% of total gross profit and grew 104% from the six months ended July 2, 2016. In fiscal 2016, player gross profit represented 36% of total gross profit and declined 9%, and platform gross profit represented 64% of total gross profit and grew 87% from fiscal 2015. ARPU, which we define as our platform revenue during the preceding four fiscal quarters divided by the average of the number of active accounts at the end of that period and the end of the prior four fiscal quarters, was $11.22 per active user in the period ended June 30, 2017 and $9.28 per active user in 2016, up 43% from $6.48 in 2015.

In the six months ended June 30, 2017, our net loss was $(24.2) million and our Adjusted EBITDA was $(14.0) million. In fiscal 2016 our net loss was $(42.8) million and our Adjusted EBITDA was $(29.9) million.

Our Market Opportunity

We believe all TV content will be available through streaming. The rapid adoption of TV streaming has disrupted the traditional linear TV distribution model, creating new options for consumers and new economic opportunities for content publishers and advertisers. OTT viewing has become mainstream in the United States. According to an April 2017 comScore report, 51 million U.S. homes have used OTT, and OTT has a 54% reach among homes with WiFi. Although traditional live TV still represents the majority of hours viewed by consumers, it declined year-over-year from 2015 to 2016 among adults by 1.5% on a Nielsen’s ratings basis, while streaming hours continue to grow both on an absolute basis, as well as on a percentage of total hours viewed basis. According to Activate, a high-tech, media and consumer retail consultancy firm in New York, it is projected that the average daily video consumption will increase to over 7 hours in 2018, 34% of which is attributed to digital video content, from 6.5 hours in 2013, 18% of which was attributed to digital video content. Further, the number of traditional pay TV subscribers continues to decline as consumers increasingly favor a streaming experience. As stated in a July 2017 eMarketer report, there were 25 million U.S. cord-cutter and cord-never households in 2016. We believe these consumer trends are creating significant opportunities for the TV streaming market.

When ad-supported TV is streamed, it creates an opportunity for content publishers and advertisers to use advanced digital advertising capabilities, such as one-to-one personalized delivery. We believe this presents a large market opportunity for streaming advertising to the TV. Consumers have watched TV content on an ad-supported basis since the 1940s. According to a March 2017 eMarketer report, the traditional TV advertising spend is large and continues to grow. In 2016, traditional TV advertising spend in the United States totaled $71 billion, and is expected to grow to approximately $80 billion in 2021. Simultaneously, total OTT revenue worldwide is expected to reach $60 billion by 2022, from $32 billion in 2016, with the greatest share of revenue in the United States, according to Ovum. While the majority of OTT revenue in the United States in 2016 was generated on a subscription or transactional basis according to Ovum, we believe there is a large opportunity for growth in the OTT advertising market given the long-standing consumer model of choosing ad-supported content, in addition to paid content.

How Our TV Streaming Platform Provides Value to Users, Content Publishers and Advertisers

Users

Our user base and user engagement have grown rapidly. In 2016, we added 4.2 million active accounts, and average hours streamed per active account grew 9.5 hours per month as compared to 2015.

Key benefits we offer users include:

•	Simple intuitive interface. Our user interface is easy to navigate and makes the search and discovery of relevant content a seamless part of the user experience. Our powerful cross-channel search capabilities make it easy to find TV episodes and movies across a wide variety of channels. Our optimized user interface is fast and responsive, giving our users access to their desired content with only a few clicks. We update our software several times a year to improve the TV streaming experience.

•	Choice, control and value. From the Roku home page users can choose content on ad-supported, subscription, or transactional basis, and users are able to decide what content they want to purchase. We have also developed a companion application for the iOS and Android operating systems that allows our users to control their streaming players and explore content to view on our platform. We do not currently monetize this application. We use simple and intuitive navigation to quickly bring users to the content they desire and compare price among available channels to select what they watch, and our search results do not favor any content publisher.

•	Access to exceptional streamed content. Consumers are attracted to great content, and we believe that we offer unmatched breadth and depth of TV streaming content when compared to any other OTT platform.

Content Publishers

We provide a robust platform for content publishers to build and monetize OTT audiences. We offer over 5,000 streaming channels on our platform in the United States and over 3,000 internationally.

Key benefits we offer content publishers include:

•	Direct-to-consumer distribution. Through our platform, content publishers can directly reach large and relevant audiences, including consumers who no longer use traditional linear TV services. We are an increasingly valuable partner to content publishers who deliver content exclusively via streaming, as well as traditional TV content publishers programmers and distributors.

•	Ease of publishing and monetization. We make it easy for content publishers to launch streaming offerings on the Roku platform and build their audience through our open publishing platform. For example, with Roku Direct Publisher, content publishers can launch a channel and add content to our platform without writing a single line of code. Our solution also allows content publishers to partner with Roku to sell advertising and to designate Roku to monetize their content using our advertising sales or billing services. This program is essential for small and medium-sized ad-supported publishers on our platform, given the cost and difficulty of building and scaling their own direct advertising sales teams as well as large content publishers that have historically licensed their content to distributers but may choose going forward to publish direct to consumers and monetize via advertising.

•	Unmatched opportunity to drive tune in. We enable content publishers to drive tune in, or increase the audience for their content, through a range of advertising capabilities on our platform. Content publishers are featured prominently throughout a user’s experience on the Roku platform, such as, channel promotions during the new user setup process and through ads in our user interface, including on the Roku home screen. In addition, Hulu and Sling TV have driven subscriptions by offering incentives such as a free Roku player in exchange for a signing up for their service. We employ a wide variety of data-driven capabilities to help content publishers broaden their user base, drive engagement and retain existing users.

In addition, developers can also create non-certified streaming channels, which are channels that can only be installed on a Roku device by using a dedicated access code provided to users by the channel’s developer, and therefore are not found in the Roku Channel Store. Non-certified channels are used, for example, by channel developers for testing their channels prior to general release, by companies to present training programs to their employees, or by content providers as a means of limiting access to content that is not intended for a general audience. We do not include non-certified channels in our channel count, but we do include content streamed on non-certified channels in our total hours streamed. In each of the fiscal years ended December 26, 2015 and December 31, 2016, and the six months ended July 2, 2016 and June 30, 2017, hours streamed from non-certified channels comprised less than 8% of total hours streamed.

Advertisers

Our TV streaming platform provides a differentiated advertising opportunity. We serve advertisers across multiple industry verticals and in 2016, we worked with seven of the ten largest advertisers in the United States as ranked by Ad Age. Some of the key benefits we offer advertisers include:

•	Access to a hard to reach audience. With audiences consuming more TV via OTT, cord-cutters and cord-nevers are on the rise, and traditional linear TV ratings are in decline, advertisers are increasingly focused on OTT platforms to reach the population of consumers who are watching less traditional linear TV. We aggregate this audience on our platform for advertisers. We also help advertisers access the hard to reach young adult demographic. Among adults aged 18-34, Roku delivers 10.2% incremental reach over linear TV, which is the additional audience (relative to TV alone) that is exclusively reachable on the Roku platform according to a June 2017 study that we commissioned.

•	Best of TV and digital advertising delivery. Video advertising on our platform offers the best of both traditional TV and advanced digital advertising. We offer the large format sight, sound and motion of traditional TV advertising and the relevance, interactivity and measurability of digital advertising—all within the context of what the user is watching. Our advertising capabilities offer many relevance and measurement advantages when compared to traditional TV advertising, because ads are delivered in real-time based on user insights. For example, we allow advertisers to deliver ads based on traditional TV demographics such as gender, age and location, as well as behavioral attributes such as a sports fan or likelihood to click on movie promotion. Increasingly, we are using machine learning algorithms to enhance the relevancy of these ads while also being more effective with our ad inventory. Through our own measurement tools and third parties like Nielsen and comScore, we provide advertisers the capability to measure and increase ROI.

•	Large scale. Our platform offers advertisers access to the most engaged OTT audience, as measured by average hours streamed, and we believe it connects to the largest number of ad-supported TV streaming channels. Advertisers benefit because they can reach a large audience across a variety of video genres and audience attributes. We have 15.1 million active accounts streaming an average of approximately three hours per day and accessing thousands of channels as of the second quarter of 2017. Given our significant scale, the age, gender and geographic demographics of our U.S. user base approximate those of the overall U.S. population, which we believe makes us attractive to a wide variety of advertisers. As our scale grows, we are increasingly entering into annual commitments with brands, agencies and agency holding companies. These deals provide pricing and capability advantages to advertisers, while providing higher revenue and predictability for Roku.

Competitive Strengths

Our TV streaming platform is industry-leading due to our competitive strengths which include:

•

Large and engaged user base. Millions of users come to the Roku home screen to stream billions of hours of content per year. According to an analysis of Nielsen data from their national panel, Roku players accounted for approximately 48% of TV-connected digital streaming device usage (as compared among the top four brands) in the U.S. for the month of December 2016. Most of our users have a credit card on file with Roku, enabling them to seamlessly subscribe to and purchase content through the Roku platform. Roku provides a best-in-class user experience by removing the complexity and driving the proliferation of OTT TV streaming. Roku is a strong and well-regarded brand in the TV streaming industry. As we grow our large and engaged user base, we become an increasingly important partner for our content publishers and advertiser partners. As we attract more partners, our user experience improves, attracting more users to our platform in a virtuous cycle.

•	Roku OS purpose built for TV streaming. Our proprietary Roku OS integrates our streaming software, hardware API, user interface, advertising stack, billing services, and data insight tools, and is purpose built to manage TV streaming. The Roku OS includes the core user interface, search and discovery innovation that makes the Roku user experience best in class. It includes the integrated functionality for content publishers to add channels to our platform and monetize their content. Our advertising technology stack is built directly into the Roku OS. We will continue to invest significantly in the Roku OS, and we believe it is difficult to replicate.

•	Powerful data analytics engine. Users have a direct relationship with Roku, and we are their TV streaming home screen. This provides us with detailed insights about our users and their behavior on our platform, such as what channels they watch. We collect and process 18 terabytes of uncompressed data per day, and we are able to develop actionable insights from the data on our platform to improve user experience, as well as enable our content publishers and advertisers to drive more value by leveraging our data platform.

•	Neutral OTT platform. We are a neutral OTT platform, making us an attractive partner. We do not focus on competing with content publishers on our platform, but instead, look to partner with publishers to build their audiences and maximize our mutual success on the platform. As a result, unlike other TV streaming platforms, we have not developed any original programming and do not have our own subscription service or TVOD store. In addition, we do not compete directly with our retailers or our TV brand partners. We also endeavor to build trust with our users by providing unbiased search results and recommendations.

•	Ability to power TV streaming at low cost. The Roku OS is designed for exceptional performance using relatively low cost hardware. This approach enables us to drive account growth by offering Roku players at great value to consumers. We also believe we will be able to continue to drive active account growth from our TV brand partnerships. The low bill of materials required to run the Roku OS enables our TV brand license partners to build smart TVs using our operating system that are more competitively priced. For example, TCL was the 19th largest seller of U.S. smart TVs measured by number of units sold in 2014, prior to licensing the Roku OS and was the sixth largest seller for the year ended December 31, 2016. At the end of 2016, 13% of the smart TVs sold in the United States were powered by the Roku OS. There were over 21 million smart TVs sold in the United States in 2016, according to Ovum. As smart TVs take over most of the overall TV installed base over time, we believe we can provide the operating system for a very large portion of TVs based on our unique solution for TV brands.

•	Ability to rapidly deploy IP-based solutions. There were over 918 million pay TV subscribers worldwide in 2016, according to Ovum. According to Kagan, a media research group within S&P Global Market Intelligence, it is estimated that 273 million cable boxes were shipped worldwide in 2016. Given the technology benefits of delivering content via internet instead of cable or satellite, many service operators are adding Internet protocol based, or IP-based, solutions for their customers. Roku enables service operators to rapidly deploy an IP-based solution to deliver content to their subscribers. For example, Sky and Telstra participate in our Roku Powered licensing program to offer their subscribers co-branded or white label versions of our players. Under this program, content may be made available through custom user interfaces and curated channel stores that we create and operate for our service operator partners.

Growth Strategy

We are capitalizing on the large economic opportunity for a leading TV streaming platform for users, content publishers and advertisers. Our key growth strategies include:

•	Grow active accounts. We intend to increase user adoption of the Roku platform by continuing to improve our user experience, to increase the depth and breadth of our content offering, and to enhance our TV streaming platform. We plan to continue to attract more users with a highly compelling TV streaming value proposition that allows users to access the largest collection of channels, pay only for the channels that they want, utilize the best search and discovery tools, and navigate a simple and easy to use user interface. We also plan to increase active accounts by continuing to expand our retail presence and grow our Roku OS licensing program for TV brands and service operators. Further, we believe international expansion represents a large opportunity to grow our active accounts. We plan to continue to invest in our international strategy over time and become a global business in the long term.

•	Grow hours streamed. We intend to increase user engagement and hours streamed by offering more content that is easier to find and discover on our platform. By increasing the available content on our platform and making it easily accessible, we have diversified the type of content streamed. When we launched the first Netflix player in 2008, Netflix accounted for 100% of our streaming hours. In the six months ended June 30, 2017, Netflix accounted for approximately one-third of all hours streamed on the Roku platform, which is line with Netflix’s approximately 35% share of traffic on North America fixed networks, according to a Sandvine report published in 2016. To improve content discovery, we introduced “More Ways to Watch” on Roku TVs. This feature uses automatic content recognition technology to suggest relevant content options to users.

•	Grow ARPU. We expect to continue to grow ARPU by growing hours streamed and our monetization capabilities. Advertising-based content is our fastest growing segment, and we are increasing the monetization of these hours by expanding our advertising capabilities both on and off the Roku platform. We intend to continue to leverage our data and analytics to deliver relevant advertising and improve the ability of our advertisers to optimize their campaigns and measure their results. We also plan to continue to expand our direct sales teams to increase the number of advertisers who use our services.

Technology

We believe that the core technology supporting the Roku OS is a critical competitive advantage and therefore we continue to make substantial investments in our research and development efforts to enhance our platform for users, content publishers and advertisers. We have invested in delivering broad search and discovery capabilities for our users in order to organize and manage the vast amounts of content and pricing information on our platform. Our cloud-based search and discovery features for users are powered by state-of-the-art servers and databases that are purpose-built and support large scale audiences. We have also introduced user experience technology such as private listening and voice search for certain streaming devices.

For content publishers, we offer our open Channel Developer Program to create streaming channels. The Channel Developer Program is based on our Software Development Kit, or SDK, and proprietary implementation of the Brightscript scripting language, which is optimized to provide robust performance and a consistent user experience on any device with the Roku platform. Channel Developers may also take advantage of our feed-based Roku Direct Publisher program, which does not require content publishers to write a single line of code to publish a channel on our platform.

For advertisers, the Roku Ad Framework, or RAF, technology is integrated into the Roku OS. RAF provides a variety of critical and advanced advertising capabilities, including IAB VAST ad processing, interactive rich media features, demographic measurement, device IDs, user privacy controls and compatibility with all major video ad servers, SSPs and DSPs.

Our proprietary systems leverage our feature extraction, information retrieval and matching systems to provide the most relevant ads. The Roku OS also includes our core data platform that manages and analyzes 27 billion technical and user events and 18 terabytes of uncompressed data that is processed through our platform each day. We use leading big data analytic technologies to identify rich insights to improve user, content publisher and advertiser value from Roku.

Our Products

Advertising

Our advertising products enable advertisers to serve relevant ads to our users and measure return on investment. We collect a variety of information on the Roku streaming platform, including user registration data, as well as anonymized information like audience engagement with channels on our platform, use of features like search and interactions with advertisements. We gather this information and then create user segments, develop look-a-like audience and predictive models, and activate segments for use in a variety of business operations including recommendations for users and analytics for content publishers and advertisers. Our platform also provides a mechanism to match and ingest third party data sets from our advertisers and data vendors who may have demographic or other attributes that would enhance our analytics, products or advertising efforts.

We continue to refine measurement capabilities on our advertising platform. We partner with Nielsen and comScore to measure ad exposure and viewer demographics. We offer engagement analytics such as impressions, click-through rates and video completion rates. We also work with a wide variety of third-party measurement companies to measure the branding impact of the ads we serve. We have also recently established relationships with third party providers that focus on transactional or point of sale data, which enables our advertisers to compare the effectiveness of Roku ads.

Our primary advertising products include:

•	Video ads. Our ad-supported content publishers use video ads to monetize our audiences and we also use video ads to monetize our platform. Video ads are sold as 15-second or 30-second spots inserted before a program starts or during a program break, within channels on the Roku platform where we have video inventory access. One of the ways we secure video ad insertion rights from content publishers is via our distribution deals with those publishers. In addition, many publishers also authorize us to fill their own unsold inventory. For many small and medium publishers on our platform, Roku sells all or a majority of the ads on their channels. Except for a minority of video ads that are passed unmodified in a traditional linear broadcast, all video ads are selected and delivered to a user in real-time, as the user is engaging on our platform. Digital advertisers have raised concerns about brand safety, viewability and fraud after certain issues arose between various video ad networks and major online video distributors. OTT is an attractive alternative. On the Roku platform, our video ads play full screen, are not skippable in most channels and are delivered into a curated channel list.

•	Interactive video ads. We offer advertisers the ability to make their TV advertising interactive with customized clickable overlays that invite viewers to engage more intimately with brands, by watching additional videos, obtaining offer details, getting a coupon code via text or finding the nearest retailer to buy a product.

•	Audience development promotions. We utilize a variety of ad placements, particularly native display ads, on the Roku home screen and screen saver, to promote content publishers and their services to our users. We help them to drive channel downloads and traffic to their channels, and to drive subscriptions or movie and TV show consumption. Given our strategic role as a user’s TV streaming home screen, we are increasingly able to predict a user’s likelihood of taking action in response to an ad we serve. We also sell branded buttons on our remote controls which are reserved for content publishers who are more prominently placed on the remote to drive incremental usage and reduce friction by allowing the user to launch straight to the channel.

•	Brand sponsorships. We support a variety of promotional opportunities for advertisers, such as sponsored themes to take over our home screen and content sponsorships to give users the opportunity to experience a free movie or show (e.g. “Family movie night brought to you by…”). We also sell branded buttons on remote controls. These are reserved for content publishers who are interested in more prominent placement on the remote to drive incremental usage and reduce friction by skipping straight to the channel.

Roku TVs

Roku TVs are manufactured and sold by our TV brand licensees, integrate our Roku Operating System, or Roku OS, and leverage our smart TV hardware reference design. Current licensee brands include Element, Hisense, Hitachi, Insignia, RCA, Sharp and TCL. Roku TVs are available in sizes ranging from 24” to 65” at leading retailers in the United States, Canada and Mexico. In 2017 we expect over 150 models to be available to consumers in North America, up from 100 in 2016, featuring a wide range of prices as well as picture and display capabilities. Consumers are able to choose from very affordable HD and 4K UHD models to TVs with picture quality boosted by 4K, Dolby Vision HDR and local dimming.

Streaming Players

We offer a line of streaming players for sale under the Roku brand in the United States, Canada, Mexico, the United Kingdom, France and the Republic of Ireland, that allow users to access our TV streaming platform. All players run on the Roku OS, and stream content via built-in Ethernet or Wi-Fi capability, depending on the model. Our current product line for the U.S. market includes several models at a range of manufacturers’ suggested retail prices to meet the needs of different users starting at $29.99.

Sales and Marketing

We drive growth in our TV streaming platform by building relationships with content publishers, advertisers, TV brands and service operators. We have dedicated business development teams that develop and maintain relationships, to promote and build awareness of the features and advantages of Roku. Our data science team supports our sales and marketing efforts by analyzing data on our platform to increase effectiveness for our content publishers and advertisers as well as for our consumer marketing campaigns. We enter into distribution agreements with our content publishers and license their content through our dedicated content relationship management team. We sell advertising with two direct sales teams, one focused on content publishers, the other focused on traditional advertisers. Our relationship with content publishers is typically client-direct. We secure direct access to publishers’ video ad inventory as part of our distribution agreements and serve as an additional channel for content publishers to monetize their audience. These sales efforts are differentiated and complementary to that of our publishers. Whereas our publishers typically sell on a cross-platform basis and feature their brand and content in their sale, we focus on delivering a large OTT audience across many channels at once. We work with the major ad agencies and holding companies including Dentsu, Havas, Horizon, IPG, Publicis and WPP. We also offer smaller content publishers a self-serve platform to buy promotions, and are increasingly incorporating programmatic capabilities into our advertising sales. We work with TV brands to assist in all phases of the development of Roku TVs, including development, planning, manufacturing and marketing, and similarly work with service operators on the planning and development of their Roku Powered players.

We grow our users by providing consumers with low cost, widely available players and TVs and we promote them using a wide range of marketing techniques. For example, in 2016 we introduced the first TV streaming player with a price below $30, the Roku Express. The Roku Express has been our most popular player, measured by units sold, since its introduction. Our players and TVs are available at over 25,000 retail locations in the United States, Canada, France, Mexico, the Republic of Ireland and the United Kingdom. The majority of Roku players and TVs are sold in the United States through traditional brick and mortar retailers, such as Best Buy, Costco, Target and Walmart, including their online sales platforms, and online retailers such as Amazon.com. We also sell players in the United States directly through our website. In addition, in some cases, we sell our streaming players to service operators or channel partners who bundle such players with services that they sell to their customers. We also sell products internationally through distributors and to retailers such as Currys in the United Kingdom and FNAC in France. In 2015 and 2016, Amazon.com, Best Buy and Walmart each accounted for more than 10% of our total revenue and are expected to each account for more than 10% of our total revenue in fiscal 2017. These three retailers collectively accounted for 54% and 49% of our total revenue in fiscal 2015 and 2016, respectively. These retailers also sell products offered by our competitors. We support retailers with an experienced sales management team, and work closely with these retailers to assist with in-store marketing and product mix forecasting, leading us to be a category captain in many major retail locations.

Research and Development

Our research and development model relies upon a combination of in-house staff and offshore design and manufacturing partners to cost-effectively improve and enhance our platform, and to develop new players, TVs, partner licenses, features and functionality. We work closely with content publishers, advertisers, TV brands and service operators to understand their current and future needs. We have designed a product development process that captures and integrates their feedback. In addition, we solicit user feedback in the development of new features and enhancements to the Roku platform.

As of June 30, 2017, we had 395 employees in our research and development organization. Our research and development expenses were $50.5 million and $76.2 million in 2015 and 2016, respectively, and $48.1 million in the six months ended June 30, 2017. We intend to continue to significantly invest in research and development to bring new devices to market and expand our platform and capabilities.

Manufacturing

We outsource the manufacturing of our players to contract manufacturers, using our design specifications. All of our players are manufactured by Foxconn and Lite-On at their respective facilities in the People’s Republic of China. Our contracts with Foxconn and Lite-On do not obligate these manufacturers to supply devices to us in any specific quantity or at any specific price. Our manufacturing partners procure components and assemble our devices to demand forecasts we establish based upon historical trends and analysis from our sales and product management functions. Foxconn and Lite-On currently ship players to our third-party warehouses in California and England and then we ship players directly to our customers and through retailers and distributors.

Competition

The market for streaming media continues to grow rapidly and evolve. There is substantial competition in the TV streaming market for users, advertisers, and content publishers from large technology and consumer electronics companies, including Amazon, Apple and Google. The presence of these competitors in the market has increased consumer awareness of streaming and contributed to the growth of the overall market, but their resources and brand recognition pose significant competitive challenges. We expect competition to intensify in the future as more companies enter this market, the distribution of TV content through online channels continues to converge, and consumer demand increases for Internet delivery of video content.

We face competition in selling our players as we participate in the growth of the streaming market, as our competitors develop new products, develop advances in streaming technology, improve their brand awareness and improve their service offerings. For example, over the past year, competitors have released new streaming players, at prices that are competitive with or lower than our prices. In the smart TV market, our Roku TV partners compete with other brands of smart TVs from leading consumer electronics companies, such as LG, Samsung and VIZIO, and we compete for OS licensing opportunities against both in-house software developed by smart TV makers as well as software that is available for license from Google and Amazon. The primary competition that we face in our Roku Powered licensing program is from in-house software development by service operators, such as Comcast and Cablevision, who seek to integrate streaming media with their existing pay TV offerings through set-top boxes that they provide to their customers. We also compete for OS licensing opportunities for service operators against software that is available for license from Google.

We compete to attract and retain users based on a variety of factors. These factors include our content offerings, in particular, the breadth of our content library, the features of our TV streaming platform services, such as its convenience and ease of use; the relevance and usefulness of the advertising provided to users; our brand awareness in the market; and the price of our products and services. We also compete for user engagement. Many users maintain simultaneous relationships with multiple online video content publishers and shift time and money spent between them. For example, users may both subscribe to Netflix to view a movie or last season’s episodes of a current TV show and also subscribe to cable with video-on-demand of current TV shows. We believe that we compete favorably on these elements of user choice and user engagement.

The competition for advertisers depends, in part, on our ability to attract and retain users. Providing advertisers with a large online audience is critical to advertisers utilizing our TV streaming platform. Further, in the streaming video market, advertisers are focused on effective advertising and return on investment. As a result, we also compete for advertisers based on the effectiveness of advertising on our platform as compared to the numerous other platforms for advertising online, including mobile. Moreover, advertisers continue to advertise offline and so we face competition from traditional media platforms, such as TV and radio. We must maintain a sufficient supply of ad inventory to meet the growing demand for OTT advertising on our TV streaming platform. Our business model depends on our ability to grow inventory for our platform. We grow ad inventory by adding content publishers to our platform with ad-supported channels that we monetize via changes to our user interface. The amount, quality and cost of inventory available to us can change at any time.

Lastly, we compete to attract and retain content publishers based on our user and advertiser base, our ability to generate revenue for our content publishers and the terms of our license agreements. Our ability to license content from content publishers depends in part on the breadth of our user and advertiser base. Content publishers seek online platforms that allow them to reach an extensive and engaged audience and to monetize their content by sharing in advertising revenue. In that regard, content publishers also are focused on the terms on which they license their content to such platforms, in particular pricing and promotion.

Government Regulation

Our devices and platform are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matters. These laws and regulations include general business regulations and laws, as well as regulations and laws specific to providers of Internet-delivered streaming services and devices. New laws and regulations in these areas may have an adverse effect on our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future. If we fail to comply with these laws we may be subject to significant liabilities and other penalties.

In particular, our business is subject to foreign and domestic laws and regulations applicable to companies conducting business using the Internet. Both domestic and international jurisdictions vary widely as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection, payment processing or sales and other taxes and intellectual property apply to the Internet and e-commerce, and these laws are continually evolving. Moreover, the laws governing these areas, as well as those governing electronic contracts and Internet content and access restrictions, among other areas, are rapidly evolving. The laws in these areas are unsettled and future developments are unpredictable. Laws that lead to more stringent regulation of companies engaging in businesses using the Internet may have a negative impact on our business.

We are also subject to both general and e-commerce specific privacy laws and regulations that may require us to provide users with our policies on sharing information with third parties and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Such consumer privacy laws are constantly changing and may become more diverse and restrictive over time, challenging our ability to fully comply with these laws in all jurisdictions. Privacy laws also may limit the ability of advertisers to fully utilize our platform, which could have a negative impact on our business.

Tax regulations in domestic and international jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, to additional taxes or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies, and any such developments could harm our business.

In addition, the Internet is a vital component of our business and also is subject to a variety of laws and regulations in jurisdictions throughout the world. We expect to rely on the historical openness and accessibility of the Internet to conduct our business, and government regulations that impede or fail to preserve the open Internet could harm our business. To the extent regulatory agencies adopt rules that allow network operators to restrict the flow of content over the Internet, such operators may seek to extract fees from us or our content publishers to deliver our traffic or may otherwise engage in blocking, throttling or other discriminatory practices with respect to our traffic, which could adversely impact our business.

Our content publishers also are subject to a wide range of government regulations that may vary by jurisdiction. Because our business depends on the availability of third-party content delivered over the Internet, increased regulation of our content publishers or changes in laws or regulations governing Internet retransmission of third-party content could increase our expenses and adversely affect our business and the attractiveness of our platform.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We rely on a combination of trade secrets, copyrights, trademarks, patents and domain names to protect our intellectual property. Our trademarks, including “Roku” and the Roku logo and design, are an important part of our branding and the value of our business. As of June 30, 2017, we owned 33 issued United States patents (8 of which are design patents) that are scheduled to expire between 2031 and 2035, with respect to utility patents, and between 2021 and 2032, with respect to design patents. We continue to file patent applications and as of June 30, 2017, we had 56 U.S. patent applications and 24 international patent applications (21 of which are Patent Cooperation Treaty (PCT) applications) pending.

The claims for which we have sought patent protection apply to both our devices and software. Our patent and patent applications generally apply to the features and functions of our Roku OS and the applications associated with our platform.

We also incorporate generally available third-party software, including open source software, in our Roku OS and our platform, pursuant to licenses with such third parties. The termination of these software licenses would require redesign of parts of the Roku OS and our platform, which could delay or impair our ability to offer our devices and platform.

We enter into confidentiality agreements with employees, consultants and business partners, and generally control access and use of our proprietary and other confidential information through the use of internal and external controls. These steps may not be adequate, however, and may not be effective to protect our intellectual property in the United States or other international markets in which we do business. Third parties may infringe or misappropriate our intellectual property rights or may challenge our issued patents. If we fail to adequately protect our intellectual property rights, our competitors could offer similar products and services which would harm our business.

Employees

As of June 30, 2017, we had 696 full-time employees, of which 395 were in research and development, 165 were in sales and marketing, and 136 were in general and administrative and operations. None of our employees are represented by a labor union with respect to his or her employment. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in Los Gatos, California, where we lease approximately 130,000 square feet of commercial space under a lease that expires in 2020. We use this space for sales, research and development and administrative purposes. We also hold a lease for approximately 78,000 square feet of commercial office space in Saratoga, California through 2020. We have sublet a portion of this space and we intend to sublet the remainder prior to lease expiration. In addition, we maintain offices in Austin, Texas; Cambridge, United Kingdom; Los Angeles, California; Chicago, Illinois; Shanghai, China; and New York, New York.

We believe that our facilities are suitable to meet our current needs. We intend to expand our existing facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of June 30, 2017.

Name	Age	Position

Executive Officers

Anthony Wood	51	President, Chief Executive Officer and Chairman

Steve Louden	45	Chief Financial Officer

Stephen Kay	56	Senior Vice President, General Counsel and Secretary

Scott Rosenberg	43	General Manager and Senior Vice President of Advertising

Steve Shannon	53	General Manager and Senior Vice President of Content & Services

Chas Smith	57	General Manager and Senior Vice President of Roku TV & Players

Non-Employee Directors

Ravi Ahuja(2)(3)	46	Director

Shawn Carolan(2)	43	Director

Jeffrey Hastings	53	Director

Alan Henricks(1)	66	Director

Neil Hunt(2)	55	Director

Daniel Leff(1)	48	Director

Ray Rothrock(2)(3)	62	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Anthony Wood is our founder and has served as our Chief Executive Officer since October 2002, our Chairman since February 2008 and our President since July 2011. Mr. Wood also served as our President from October 2002 to February 2010, our Chief Financial Officer from October 2002 to July 2010 and our Secretary from February 2008 to February 2011. From April 2007 to January 2008, Mr. Wood served as Vice President of Internet TV at Netflix, Inc., an online streaming media subscription service. From September 2010 to present, Mr. Wood has served as chairman of the board of directors of BrightSign LLC, a digital sign controller company, which had been a division of Roku prior to August 2010. From September 1997 to August 2001, Mr. Wood served in various capacities at ReplayTV, Inc., a digital video recorder company he founded, including as its President and Chief Executive Officer, Chairman of the Board and President of Products. From March 1996 to September 1997, Mr. Wood served as Vice President of Internet Authoring at Macromedia, Inc., a software company. From June 1995 to March 1996, Mr. Wood served as Chief Executive Officer of iband, Inc., an Internet software company. Mr. Wood holds a B.S. in Electrical Engineering from Texas A&M University. Mr. Wood was selected to serve on our board of directors due to the perspective and experience he brings as our founder, President and Chief Executive Officer and his extensive experience in the software, hardware and online entertainment industries.

Steve Louden has served as our Chief Financial Officer since June 2015. From May 2009 to June 2015, Mr. Louden served in various capacities at Expedia, Inc., an Internet travel company, including as its Vice

President, Corporate Finance and most recently serving as its Treasurer. Prior to joining Expedia, Mr. Louden has also previously held finance, strategy and planning roles at Washington Mutual, Inc., McKinsey & Company and the Walt Disney Company, and began his career as a financial analyst with Merrill Lynch and Co., Inc. Mr. Louden holds a B.A. in Economics and Mathematics from Claremont McKenna College and an M.B.A. from Harvard Business School.

Stephen Kay has served as our Senior Vice President and General Counsel since January 2014 and our Secretary since February 2014. From June 2009 to December 2013, Mr. Kay was a Partner at Hogan Lovells LLP, an international law firm, and he served as the Managing Partner of such law firm’s Los Angeles office from January 2011 to December 2013. From January 2003 to May 2008, Mr. Kay served as Executive Vice President and General Counsel at Gemstar-TV Guide International, Inc., a media and technology company. From January 1995 to December 2002, Mr. Kay was a Partner at Hogan & Hartson LLP, an international law firm. Mr. Kay holds a B.A. in History from the University of California, Berkeley and a J.D. from Boston University School of Law.

Scott Rosenberg has served as our General Manager since May 2017 and Senior Vice President of Advertising since March 2017. From November 2012 until February 2017, he served as our Vice President of Advertising. Before joining Roku, Mr. Rosenberg co-founded and served as CEO of Umami Co, a companion TV mobile application company. From January 2007 to April 2010, Mr. Rosenberg served as Vice President of Advanced Advertising at Rovi Corporation, where he led advertising sales. From July 2005 to January 2007, Mr. Rosenberg served as Director of Product Management at BlackArrow, Inc., a TV ad serving technology company. Earlier in his career, Mr. Rosenberg held product and engineering roles focused on advertising and video technologies at Replay TV, Analog Devices and Intel Corporation. Mr. Rosenberg holds a B.S.E. in Computer Science from Princeton University and was a Fulbright Fellow to Japan. He also holds an M.S. in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology, and an M.B.A. from the Sloan School at MIT.

Steve Shannon has served as our General Manager and Senior Vice President of Content & Services since October 2012. From June 2009 to October 2012, Mr. Shannon served as Executive Vice President at RealD Inc., a licensor of 3D and other visual technologies. From January 2006 to February 2009, Mr. Shannon served as Executive Vice President and General Manager of Product Development at Rovi Corporation, a digital entertainment technology company. From August 2002 to December 2005, Mr. Shannon served as Executive Vice President at Akimbo Systems, Inc., a video on-demand system company that he co-founded. From 1998 to 2002, Mr. Shannon served as Vice President of Marketing at ReplayTV, Inc. Mr. Shannon holds a B.A. in Economics from the University of California, Los Angeles and an M.B.A. from the University of California, Berkeley Haas School of Business.

Chas Smith has served as our General Manager and Senior Vice President of Roku TV & Players since August 2012 and served as our Vice President of Sales from March 2010 to July 2011. Prior to joining Roku, Mr. Smith ran his own digital media business consulting company from 2007 to March 2010. Mr. Smith also previously held executive positions at Avid Technology, a digital media company and Digidesign, a digital audio technology company.

Non-Employee Directors

Ravi Ahuja has served as a member of our board of directors since February 2013. Since June 2016, Mr. Ahuja has served as Chief Financial Officer of Fox Networks Group, an operating unit of Twenty-First Century Fox, a media company. From April 2010 to June 2016 he served as Executive Vice President, Business Operations and Development, and from May 2007 to March 2010 he served as Senior Vice President, Business Operations, of Fox Networks Group. From 1999 to 2007, Mr. Ahuja served in various executive capacities at Virgin Entertainment Group, Inc., a media company, including ultimately as its Chief Financial Officer. From 1997 to 1999, Mr. Ahuja served as an associate at McKinsey & Co., a management consulting firm. Mr. Ahuja holds a B.S. in Finance and an M.B.A. from the Wharton School at the University of Pennsylvania. Mr. Ahuja was selected to serve on the board of directors because of his management experience and his strong background in finance and global strategic planning.

Shawn Carolan has served as a member of our board of directors since September 2008. Since September 2004, Mr. Carolan has been a Managing Director of Menlo Ventures. Since January 2011, Mr. Carolan has served as Chief Executive Officer of Handle, Inc. From May 1997 to August 2000, Mr. Carolan served as a Senior Developer at Open Port Technology, Inc., an Internet-based messaging company. From June 1996 to September 1997, Mr. Carolan served as a graduate fellow at the University of Illinois’ Center for Computational Electromagnetics, an engineering research facility. Mr. Carolan is a member of the board of directors of IMVU, Inc. and leads the Menlo Ventures investment in Uber Technologies, Inc. Mr. Carolan was formerly a member of the board of directors of TeleNav, Inc. and YuMe, Inc. Mr. Carolan holds a B.S. and an M.S. in Electrical Engineering from the University of Illinois, Champaign and an M.B.A. from Stanford University. Mr. Carolan was selected to serve on the board of directors because of his extensive operating and management experience with connected software, services and devices.

Jeffrey Hastings has served as a member of our board of directors since August 2011. Since August 2009, Mr. Hastings has been Chief Executive Officer of BrightSign LLC, a manufacturer of digital signage media players. From August 2007 to March 2009, Mr. Hastings served as President & General Manager, Digital Media of Corel Corporation, a software company. From August 2005 to August 2007, Mr. Hastings served as General Manager at Pinnacle Systems, Inc., a hardware and software company. From April 2004 to August 2005, Mr. Hastings served as Chief Operating Officer at M-Audio, a hardware and software company. From April 2003 to April 2004, Mr. Hastings served as President at Rio, Inc., a portable audio device company. From August 2001 to April 2003, Mr. Hastings served several roles at SonicBlue Incorporated, a consumer electronics company, with his last position being Vice President, Engineering, Operations and Customer Care. From February 2000 to August 2001, Mr. Hastings served as Executive Vice President of Products at ReplayTV, Inc. Mr. Hastings holds a B.S. in Computer Science from Purdue University. Mr. Hastings was selected to serve on the board of directors because of his extensive experience in working with digital media companies and the experience and knowledge of our company he brings as a former officer of Roku.

Alan Henricks has served as a member of our board of directors since May 2012. Since May 2009, Mr. Henricks has served as an independent consultant and board member to technology companies. Since March 2014, Mr. Henricks has served as a member of the board of directors of A10 Networks, Inc. Since May 2015 Mr. Henricks has served as a member of the board of directors of Model N. From November 2014 to June 2015, Mr. Henricks served as a member of the board of directors of Applied Predictive Technologies, Inc. From 2010 to 2015, Mr. Henricks served as a member of the board of directors of Ellie Mae, Inc. From September 2006 to May 2009, Mr. Henricks served as Chief Financial Officer of Pure Digital Technologies, Inc. Prior to September 2006, Mr. Henricks served as Chief Financial Officer of various companies including Traiana Inc., Informix Software, Inc., Documentum, Inc., Borland International, Inc., Cornish & Carey and Maxim Integrated Products, Inc. Mr. Henricks holds a B.S. in Engineering from the Massachusetts Institute of Technology and an M.B.A. from Stanford University. Mr. Henricks was selected to serve on the board of directors because of his extensive experience serving as Chief Financial Officer of both public and private companies, as well as his prior service on public and private company boards.

Neil Hunt has served as a member of our board of directors since August 2017. From 1999 to July 2017, he served as Chief Product Officer of Netflix, Inc. Prior to Netflix, Mr. Hunt served in various engineering and product roles at the software test tool company Pure Software and its successors, Pure Atria Corporation and Rational Software. Mr. Hunt has been a non-executive member of Logitech International S.A.’s board of directors since September 2010. Mr. Hunt holds a Doctorate in Computer Science from the University of Aberdeen, U.K. and a Bachelor’s degree from the University of Durham, U.K. Mr. Hunt was selected to serve on the board of directors because of his extensive experience in the streaming media technology industry, as well as his prior service on a public company board.

Daniel Leff has served as a member of our board of directors since August 2011. Since March 2013, Mr. Leff has been Founder and Managing Partner of Luminari Capital, a digital media-focused venture capital firm. From March 2008 to February 2013, Mr. Leff was a venture partner at Globespan Capital Partners, a technology-focused venture capital firm. Mr. Leff holds a B.S. in Chemistry from the University of California, Berkeley, a Ph.D. in Physical Chemistry from the University of California, Los Angeles, and an M.B.A. from the Anderson School of Management at the University California, Los Angeles. Mr. Leff was selected to serve on the board of directors because of his strong technical background, his extensive experience in working with growing technology companies and his wide-ranging domain expertise in the media industry.

Ray Rothrock has served as a member of our board of directors since August 2014. Since February 2014, Mr. Rothrock has served as Chairman and Chief Executive Officer of RedSeal, Inc., a cyber security company. From 1988 to June 2013, Mr. Rothrock was a Partner at Venrock, a venture capital firm. Since 1994, Mr. Rothrock has served as a member of the board of directors of Check Point Software Technologies Ltd. Mr. Rothrock holds a B.S. in Nuclear Engineering from Texas A&M University, an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School. Mr. Rothrock was selected to serve on the board of directors because of his extensive experience with technology companies, as well as his prior service on public and private company boards.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Board Composition

Certain members of our board of directors were elected pursuant to the provisions of a voting agreement, as amended. Under the terms of this voting agreement, the stockholders who are party to the voting agreement have agreed to vote their respective shares so as to elect: (1) one director designated by Menlo Ventures X, L.P., currently Mr. Carolan; (2) one director designated by Globespan Capital Partners V, L.P., currently Mr. Leff; (3) one director designated by Twenty-First Century Fox, Inc., currently Mr. Ahuja; and (4) two directors designated by Mr. Wood, currently Messrs. Wood and Hastings. The holders of a majority of our preferred stock and common stock further designated Messrs. Henricks, Hunt and Rothrock for election to our board of directors. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of eight members upon the closing of this offering. In accordance with the amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Voting Agreement

In November 2015, we entered into an amended and restated voting agreement with certain holders of our outstanding preferred stock and warrants to purchase preferred stock, including entities affiliated with Menlo Ventures, Globespan Capital Partners and Twenty-First Century Fox. This agreement was later amended in August 2017. Shawn Carolan and Ravi Ahuja, members of our board of directors, are affiliated with Menlo Ventures and Twenty-First Century Fox, respectively. Daniel V. Leff, a member of our board of directors, was formerly affiliated with Globespan Capital Partners. The parties to the voting agreement have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting agreement, the holders of our Series A preferred stock, voting as a separate class, have designated Anthony Wood and Jeffrey Hastings for election to our board of directors; the holders of our Series C preferred stock, voting as a separate class, have designated Shawn Carolan for election to our board of directors; the holders of our Series D preferred stock, voting as a separate class, have designated Daniel Leff for election to our board of directors; the holders of our Series E preferred stock, voting as a separate class, have designated Ravi Ahuja for election to our board of directors; and the holders of a majority of our Class B common stock and preferred stock, voting together as a single class, on an as converted basis, have designated Alan Henricks, Neil Hunt and Ray Rothrock for election to the board of directors. Upon the closing of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Director Independence

Under the listing requirements and rules of the Nasdaq Global Select Market, or Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Ahuja, Carolan, Henricks, Hunt, Leff and Rothrock do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. Mr. Wood is not independent given his position as our President and Chief Executive Officer and Mr. Hastings is not independent given his status as the Chief Executive Officer of BrightSign LLC, where Mr. Wood is a member of the board of directors and majority stockholder. Accordingly, a majority of our directors are independent, as required under applicable Nasdaq listing rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our capital stock.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

All of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, except that with respect to the audit committee independence requirements, our audit committee will rely upon the phase-in rules of Nasdaq and the SEC, as further described below.

Audit Committee

Our audit committee consists of Messrs. Henricks, Leff and                 . Our board of directors has determined that Messrs. Henricks and Leff are independent under Nasdaq listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is Mr. Henricks. Our board of directors has determined that Mr. Henricks is an “audit committee financial expert” within the meaning of SEC regulations. We are permitted to phase-in our compliance with the independent audit committee requirements set forth in Nasdaq rules and relevant SEC rules as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Messrs. Ahuja, Carolan, Hunt and Rothrock. Our board of directors has determined each member of the compensation committee is independent under Nasdaq listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The chair of our compensation committee is Mr. Rothrock.

The primary purpose of the compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisers;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Ahuja and Rothrock. The chair of our nominating and corporate governance committee is Mr. Ahuja. Each member of the nominating and corporate governance committee is independent within the meaning of applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the board of directors in accordance with the applicable Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee include:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of the committees of the board of directors;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing management succession plans;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board of directors’ performance.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions and agents and representatives, including directors and consultants. The full text of our code of business conduct and ethics will be posted on our website at www.roku.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above. Information contained on or accessible through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. Mr. Wood serves as a member of the board of directors of BrightSign LLC, where Mr. Hastings, a member of our board of directors, serves as Chief Executive Officer.

Non-Employee Director Compensation

The following table sets forth information concerning the compensation earned by or paid to our non-employee directors during fiscal 2016.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Ravi Ahuja	$—	$—	$—
Shawn Carolan	—	—	—
Jeffrey Hastings	—	—	—
Alan Henricks	50,000	62,274	112,274
Neil Hunt(2)	—	—	—
Daniel Leff	—	—	—
Ray Rothrock	—	—	—

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in 2016 and the incremental fair value of stock options repriced in the fourth quarter of 2016, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 6 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors will only realize compensation to the extent the trading price of our Class A common stock is greater than the exercise price of such stock options.
(2)	Mr. Hunt joined our board of directors in August 2017.

We currently reimburse our directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings. From time to time, we have granted stock options to certain of our non-employee directors as compensation for their services. Mr. Hastings, Mr. Henricks, Mr. Hunt and Mr. Rothrock are our only non-employee directors who hold options to purchase Class B common stock. In May 2012, we granted Mr. Henricks an option to purchase 999,202 shares of Class B common stock with an exercise price of $0.38 per share, vesting monthly over four years. In May 2016, we granted Mr. Henricks an option to purchase 125,000 shares of Class B common stock with an exercise price of $1.17 per share, vesting monthly over one year, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In May 2017, we granted Mr. Henricks and option to purchase 125,000 shares of Class B common stock with an exercise price of $1.02 per share, vesting monthly over one year. In August 2014, we granted Mr. Hastings an option to purchase 500,000 shares of Class B common stock with an exercise price of $0.68 per share, vesting monthly over three years. In August 2017, we granted Mr. Hastings an option to purchase 125,000 shares of Class B common stock with an exercise price of $1.47 per share, vesting monthly over one year. In August 2017, we granted Mr. Hunt an option to purchase 500,000 shares of Class B common stock with an exercise price of $1.47 per share, vesting monthly over four years. In August 2014, we granted Mr. Rothrock an option to purchase 500,000 shares of Class B common stock with an exercise price of $0.68 per share, vesting monthly over four years.

Non-Employee Director Compensation Policy

We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers as of December 31, 2016, were:

•	Anthony Wood, President and Chief Executive Officer;

•	Steve Louden, Chief Financial Officer; and

•	Chas Smith, General Manager and Senior Vice President of Roku TV & Players

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during fiscal 2016.

Name and Principal Position	Year	Salary	Option Awards(1)	All Other Compensation(2)	Total
Anthony Wood	2016	$750,000	$22,380	$13,255	$785,635
President and Chief Executive Officer

Steve Louden	2016	603,251	411,033	13,255	1,027,539
Chief Financial Officer

Chas Smith	2016	488,462	736,453	13,255	1,238,170
General Manager and Senior Vice President of Roku TV & Players

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in 2016 and the incremental fair value of stock options repriced in the fourth quarter of 2016, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 6 to our consolidated financial statements included in this prospectus. Our named executive officers will only realize compensation to the extent the trading price of our Class A common stock is greater than the exercise price of such stock options.
(2)	Amounts reported include medical and life insurance premiums paid by us on behalf of the named executive officer.

Outstanding Equity Awards as of December 31, 2016

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2016. All awards were granted under our 2008 Equity Incentive Plan.

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Anthony Wood	11/18/2008	09/19/2008	12,047,049	(1)	—	$0.0267	11/17/2018
	07/24/2012	09/18/2012	8,000,000	(2)(5)	—	0.46	07/23/2022
	07/24/2012	—	1,000,000	(3)	—	0.46	07/23/2022
	08/11/2015	08/11/2015	6,834,981	(4)(5)(14)	—	0.94	08/10/2025

Steve Louden	07/03/2015	06/26/2015	105,263	(5)(6)	—	0.95	07/02/2025
	07/03/2015	06/26/2015	3,394,737	(5)(7)(14)	—	0.94	07/02/2025
	05/17/2016	05/17/2016	750,000	(5)(8)(14)	—	0.94	05/16/2026

			Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date

Chas Smith	10/30/2012	09/01/2012	2,000,000	(5)(9)	—	$0.46	10/30/2022
	03/23/2015	03/23/2015	750,000	(5)(10)	—	0.94	03/22/2025
	03/23/2015	09/01/2016	1,500,000	(5)(11)	—	0.94	03/23/2025
	05/17/2016	05/17/2016	750,000	(5)(12)(14)	—	0.94	05/16/2026
	11/08/2016	09/02/2018	800,000	(5)(13)	—	0.94	11/07/2026

(1)	This option is fully vested as of December 31, 2016. 135,870 shares have been exercised.
(2)	1/48th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, 8,000,000 shares are vested.
(3)	This option is subject to milestone vesting tied to our gross revenue and valuation. In November 2014, Roku’s board of directors determined that certain of these milestones have been met and that 500,000 shares subject to this option vested in September 2014 and 500,000 shares vested in September 2015. This option is early exercisable and to the extent any purchased shares are unvested as of a given date, such shares will remain subject to a right of repurchase by Roku upon the termination of the service of Mr. Wood.
(4)	1/48th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, 2,278,327 shares are vested.
(5)	This option is early exercisable and to the extent any of such shares are unvested as of a given date, such purchased shares will remain subject to a right of repurchase by Roku upon the termination of the service of the named executive officer. Upon the closing of a corporate transaction (as defined in the 2008 Equity Incentive Plan) (i) 25% of the shares will vest immediately, and (ii) in the event that the employee’s employment is terminated without cause by Roku or the employee terminates his employment for good reason (in either case, such termination occurring within 12 months following a corporate transaction) then 100% of the unvested shares will vest immediately, subject to the employee signing a general release of all known and unknown claims in a form acceptable to Roku.
(6)	25% of the total shares subject to this option will vest one year after the vesting commencement date and 1/48th of the shares subject to this option will vest monthly thereafter. As of December 31, 2016, 39,473 shares are vested.
(7)	25% of the total shares subject to this option will vest one year after the vesting commencement date and 1/48th of the shares subject to this option will vest monthly thereafter. As of December 31, 2016, 1,273,026 shares are vested.
(8)	1/48th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, 109,375 shares are vested.
(9)	25% of the total shares subject to this option grant will vest one year after the vesting commencement date and 1/48th of the shares subject to this option grant will vest monthly thereafter. As of December 31, 2016, 2,000,000 shares are vested.
(10)	1/48th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, 328,125 shares are vested.
(11)	1/24th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, 187,500 shares are vested.
(12)	1/48th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, 109,375 shares are vested.
(13)	1/12th of the total shares subject to this option grant will vest monthly measured from the vesting commencement date. As of December 31, 2016, no shares are vested.
(14)	This stock option was repriced in the fourth quarter of 2016.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during fiscal 2016.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by Roku during fiscal 2016.

Employment, Severance and Change in Control Agreements

We have employment agreements with each of our executive officers other than Anthony Wood, who is our founder and serves as our President, Chief Executive Officer and Chairman. The agreements generally provide for at-will employment and set forth the executive officer’s initial base salary and initial equity grant. Each of our executive officers is a party to our severance benefit plan, which provides for certain employee benefits upon a qualifying termination of employment. In addition, each of our executive officers has executed our standard proprietary information and inventions agreement. The key terms of the employment agreements are described below.

Anthony Wood

We do not have a written employment agreement with Mr. Wood. In August 2017, we increased Mr. Wood’s annual base salary to $1,000,000 from $750,000. In November 2008, we granted Mr. Wood an option to purchase 12,047,049 shares of Class B common stock with an exercise price of $0.0267 per share and 3,030,303 shares of Class B common stock with an exercise price of $0.33 per share, with 25% of each option vesting in September 2009 and the remainder vesting monthly over 36 months from September 2009. The latter option was repriced to $0.0294 per share in September 2010 and was fully exercised in June 2013. In July 2012, we granted Mr. Wood an option to purchase 8,000,000 shares of Class B common stock with an exercise price of $0.46 per share with the shares vesting monthly over 48 months from September 2012. In July 2012, we granted Mr. Wood an option to purchase 1,000,000 shares of Class B common stock with an exercise price of $0.46 per share with the shares subject to milestone vesting tied to our gross revenue and valuation. In August 2015, we granted Mr. Wood an option to purchase 6,834,981 shares of Class B common stock with an exercise price of $0.95 per share with the shares vesting monthly over 48 months from August 2015, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In August 2017, we granted Mr. Wood an option to purchase 5,000,000 shares of Class B common stock with an exercise price of $1.47 per share with the shares vesting monthly over 24 months from August 2019.

Stephen Kay

In November 2013, we entered into an employment agreement with Mr. Kay, pursuant to which he commenced employment as our Senior Vice President and General Counsel, on an at-will basis. Mr. Kay’s annual base salary as of June 30, 2017 was $500,000. In January 2014, we granted Mr. Kay an option to purchase

1,999,299 shares of Class B common stock with an exercise price of $0.49 per share with 25% of the shares vesting in January 2015 and the remainder vesting monthly over 36 months from January 2015 and an option to purchase 816,324 shares of Class B common stock with an exercise price of $0.49 per share with 25% of the shares vesting in December 2014 and the remainder vesting monthly over 36 months from December 2014. In March 2015, we granted Mr. Kay an option to purchase 625,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 48 months from March 2015. In November 2015, we granted Mr. Kay an option to purchase 800,000 shares of Class B common stock with an exercise price of $1.17 per share vesting monthly over 12 months from January 2018, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In May 2017, we granted Mr. Kay an option to purchase 500,000 shares of Class B common stock with an exercise price of $1.02 per share vesting monthly over 12 months from January 2019.

Steve Louden

In June 2015, we entered into an employment agreement with Mr. Louden, pursuant to which he commenced employment as our Chief Financial Officer, on an at-will basis. Mr. Louden’s annual base salary as of June 30, 2017 was $575,000. In July 2015, we granted Mr. Louden an option to purchase 3,394,737 shares of Class B common stock with an exercise price of $0.95 per share with 25% of the shares vesting in June 2016 and the remainder vesting monthly over 36 months from June 2016, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016 and an option to purchase 105,263 shares of Class B common stock with an exercise price of $0.95 per share with 25% of the shares vesting in June 2016 and the remainder vesting monthly over 36 months from June 2016. In May 2016, we granted Mr. Louden an option to purchase 750,000 shares of Class B common stock with an exercise price of $1.17 per share vesting monthly over 48 months from May 2016, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In May 2017, we granted Mr. Louden an option to purchase 500,000 shares of Class B common stock with an exercise price of $1.02 per share vesting monthly over 12 months from June 2019.

Scott Rosenberg

In October 2012, we entered into an employment agreement with Mr. Rosenberg, pursuant to which he commenced employment as our Vice President, Business Development, Content and Services, on an at-will basis. Mr. Rosenberg’s annual base salary as of June 30, 2017 was $500,000. In February 2013, we granted Mr. Rosenberg an option to purchase 250,000 shares of Class B common stock with an exercise price of $0.46 per share with 25% of the shares vesting in November 2013 and the remainder vesting monthly over 36 months from November 2013. In November 2013, we granted Mr. Rosenberg an option to purchase 100,000 shares of Class B common stock with an exercise price of $0.49 per share vesting monthly over 36 months from November 2013. In November 2014, we granted Mr. Rosenberg an option to purchase 175,000 shares of Class B common stock with an exercise price of $0.81 per share vesting monthly over 24 months from November 2016. In March 2015, we granted Mr. Rosenberg an option to purchase 62,500 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 48 months from March 2015. In August 2015, we granted Mr. Rosenberg an option to purchase 200,000 shares of Class B common stock with an exercise price of $0.95 per share vesting monthly over 48 months from August 2015, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In May 2016, we granted Mr. Rosenberg an option to purchase 100,000 shares of Class B common stock with an exercise price of $1.17 per share vesting monthly over 48 months from May 2016, which stock option was repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In November 2016, we granted Mr. Rosenberg options to purchase 500,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 48 months from November 2016 and to purchase 100,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 24 months from November 2018. In March 2017, we granted Mr. Rosenberg an option to purchase 500,000 shares of Class B common stock with an exercise price of $0.95 per share vesting monthly over 48 months from May 2016. In May 2017, we granted Mr. Rosenberg an option to purchase 500,000 shares of Class B common stock with an exercise price of $1.02 per share vesting monthly over 48 months from May

2017. In August 2017, we granted Mr. Rosenberg an option to purchase 1,000,000 shares of Class B common stock with an exercise price of $1.47 per share vesting monthly over 48 months from August 2017.

Stephen Shannon

In August 2012, we entered into an employment agreement with Mr. Shannon, pursuant to which he commenced employment as our General Manager, Senior Vice President, Content and Services on an at-will basis. Mr. Shannon’s annual base salary as of June 30, 2017 was $550,000. In October 2012, we granted Mr. Shannon, an option to purchase 3,500,000 shares of Class B common stock with an exercise price of $0.46 per share with 25% of the shares vesting in October 2013 and the remainder vesting monthly over 36 months from October 2013. In March 2015, we granted Mr. Shannon an option to purchase 750,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 48 months from March 2015 and an option to purchase 1,500,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 24 months from October 2016. In November 2016, we granted Mr. Shannon an option to purchase 800,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 12 months from October 2018. In March 2017, we granted Mr. Shannon an option to purchase 500,000 shares of Class B common stock with an exercise price of $0.95 per share vesting monthly over 48 months from October 2019.

Chas Smith

In August 2012, we entered into an employment agreement with Mr. Smith, pursuant to which he commenced employment as our General Manager and Senior Vice President of Roku TV & Players, on an at-will basis. Mr. Smith’s annual base salary as of June 30, 2017 was $500,000. In October 2010, we granted Mr. Smith an option to purchase 3,329,430 shares of Class B common stock with an exercise price of $0.06 per share with 25% of the shares vesting in July 2011 and the remainder vesting monthly over 36 months from July 2011. In October 2012, we granted Mr. Smith an option to purchase 2,000,000 shares of Class B common stock with an exercise price of $0.46 per share with 25% of the shares vesting in September 2013 and the remainder vesting monthly over 36 months from September 2013. In March 2015, we granted Mr. Smith an option to purchase 750,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 48 months from March 2015 and an option to purchase 1,500,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 24 months from September 2016. In May 2016, we granted Mr. Smith an option to purchase 750,000 shares of Class B common stock with an exercise price of $1.17 per share vesting monthly over 48 months from May 2016, which stock option were repriced to have an exercise price of $0.94 per share in the fourth quarter of 2016. In November 2016, we granted Mr. Smith an option to purchase 800,000 shares of Class B common stock with an exercise price of $0.94 per share vesting monthly over 12 months from September 2018. In August 2017, we granted Mr. Smith an option to purchase 500,000 shares of Class B common stock with an exercise price of $1.47 per share vesting monthly over 12 months from September 2019.

Severance Benefit Plan

Each of our executive officers and vice presidents is eligible to participate in our Severance Benefit Plan, which was approved by our board of directors in May 2016. The benefits provided under the Severance Benefit Plan supersede any similar severance benefits described in a participant’s offer letter or employment agreement. Participants in our Severance Benefit Plan will be entitled to receive a lump sum cash payment (12 months base salary for our Chief Executive Officer or 9 months base salary for all other participants) upon an involuntary termination without cause. In addition, in the event that such termination occurs, or the participant resigns for good reason, in connection with or within 12 months following a change of control, the participant will be entitled to receive the lump sum severance payment described above and 100% of the participant’s unvested shares will vest immediately. All such severance benefits are subject to the participant signing a general release of all known and unknown claims in substantially the form provided in the Severance Benefit Plan.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2017 Equity Incentive Plan

Our board of directors adopted our 2017 Equity Incentive Plan, or our 2017 Plan, in                    2017, and our stockholders approved the 2017 Plan in                    2017. Our 2017 Plan provides for the grant of incentive stock options to our employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of equity compensation to our employees, directors and consultants.

Authorized Shares

The maximum number of shares of our Class A common stock that may be issued under our 2017 Plan is             , or the 2017 Plan Share Reserve. This 2017 Plan Share Reserve will include, following the date of execution of the underwriting agreement related to this offering and upon the expiration or termination prior to exercise of any shares of Class B common stock issuable upon the exercise of stock options outstanding under our 2008 Equity Incentive Plan, an equal number of shares of Class A common stock. In addition, the number of shares of our Class A common stock reserved for issuance under our 2017 Plan will automatically increase on the first day of January for a period of up to 10 years, commencing on January 1, 2018, in an amount equal to         % of the total number of shares of our capital stock outstanding on the last day of the preceding fiscal year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our Class A common stock that may be issued upon the exercise of incentive stock options under our 2017 Plan is            .

Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2017 Plan. Additionally, shares issued pursuant to stock awards under our 2017 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2017 Plan.

Plan Administration

Our board of directors, or a duly authorized committee of our board of directors, will administer our 2017 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2017 Plan, our board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements.

The board of directors may also modify outstanding awards under our 2017 Plan, with the consent of any adversely affected participant. The board of directors has the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options

Incentive stock options and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2017 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of 3 months following the option holder’s cessation of service. The option term may be extended in the event that exercise of the option or sale of the underlying shares following such a termination of service is prohibited by applicable securities laws or by our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. Options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

The plan administrator will determine acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option, which may include the following methods: (1) cash, check, bank draft or money order; (2) a broker-assisted cashless exercise procedure; (3) the tender of shares of our Class A or Class B common stock previously owned by the option holder; (4) if the option is a nonstatutory stock option, by a net exercise arrangement; and (5) other legal consideration set forth in the applicable award agreement.

In general, options are not transferable except by will, the laws of descent and distribution, or as otherwise provided by the plan administrator under our 2017 Plan. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to incentive stock options that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Unit Awards

Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ceases for any reason, we may receive through a forfeiture condition or a repurchase right any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess, if any, of the per share fair market value of our Class A common stock on the date of exercise over the purchase price or strike price and (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised. This amount may be paid in shares of our Class A or Class B common stock, in cash, in any combination of cash and shares of our common stock or in any other form of consideration, as determined by the plan administrator and set forth in the award agreement. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2017 Plan, which may be up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of 3 months following the cessation of service. The term of the stock appreciation right may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or by our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant (or, if applicable, a beneficiary) may generally exercise any vested stock appreciation right for a period of 12 months (in the case of disability) or 18 months (in the case of death). Stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Section 162(m) Limits

Certain limits apply when we make awards under the 2017 Plan that are intended to comply with Section 162(m) of the Code. These limitations are intended to give us the flexibility to grant compensation that will not be subject to the $1,000,000 annual limitation on the income tax deductibility imposed by Section 162(m) of the Code at such time as necessary for us to comply with Section 162(m). In the case of stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant, such awards will not cover more than                  shares of our Class A common stock in any calendar year. Additionally, no participant may be granted in a calendar year a performance stock award covering more than                  shares of our Class A common stock or a performance cash award having a maximum value in excess of $        under our 2017 Plan.

Performance Awards

The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) stockholders’ equity; (30) capital expenditures; (31) debt levels; (32) operating profit or net operating profit; (33) workforce diversity; (34) growth of net income or operating income; (35) billings; (36) bookings; (37) employee retention; (38) user satisfaction; (39) the number of users (40) budget management; (41) partner satisfaction; (42) entry into or completion of strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property and acquisitions); and (43) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by board of directors.

Our board of directors may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless otherwise specified by our board of directors (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, our board of directors will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item.

Other Stock Awards

The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2017 Plan pursuant to Section 162(m) of the Code), and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

Our 2017 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines unless otherwise provided in an award agreement or other written agreement between us and the award holder. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

In the event of a change in control, awards granted under the 2017 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2017 Plan, a change in control is defined to include (a) the acquisition of any person of more than 50% of the combined voting power of our then outstanding stock; (b) a merger, consolidation or similar transaction in which our stockholders immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (c) a sale, lease, exclusive license or other disposition of all or substantially all of our assets to an entity that did not previously hold more than 50% of the voting power over our capital stock and (d) our stockholders approve and the Board approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation of Roku otherwise occurs except for a liquidation into a parent corporation and (e) individuals who constitute our incumbent board of directors ceasing to constitute at least a majority of our board of directors.

Transferability

A participant may not transfer stock awards under our 2017 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2017 Plan.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2017 Plan. No stock awards may be granted under our 2017 Plan while it is suspended or after it is terminated.

2008 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2008 Equity Incentive Plan, or our 2008 Plan, in February 2008. Our 2008 Plan was amended most recently in November 2015. Our 2008 Plan allows for the grant of incentive stock options to our employees and any of our subsidiary corporations’ employees and for the grant of nonstatutory stock options and restricted stock awards to our employees, officers, directors and consultants.

Our 2017 Plan will become effective upon the execution of the underwriting agreement related to this offering. As a result, we do not expect to grant any additional awards under the 2008 Plan following that date, although any awards granted under the 2008 Plan will remain subject to the terms of our 2008 Plan and applicable award agreements, until such outstanding awards that are stock options are exercised, or until they terminate or expire by their terms, and until any restricted stock awards become vested, terminate or are forfeited.

Authorized Shares

The maximum number of shares of our Class B common stock that may be issued under our 2008 Plan is 199,059,586. The maximum number of shares that may be issued upon the exercise of Incentive Stock Options under our 2008 Plan is 398,119,172. Shares subject to stock awards granted under our 2008 Plan that expire or terminate without being exercised in full or are settled in cash do not reduce the number of shares available for issuance under our 2008 Plan. Additionally, shares issued pursuant to stock awards under our 2008 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, become available for future grant under our 2008 Plan, although such shares may not be subsequently issued pursuant to the exercise of an Incentive Stock Option.

Plan Administration

Our board of directors or a duly authorized committee of our board of directors administers our 2008 Plan and the stock awards granted under it. Under our 2008 Plan, the board of directors has the authority to determine and amend the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2008 Plan. The board may amend the 2008 Plan in these and other respects with the consent of any adversely affected participant, although certain material amendments to the 2008 Plan require stockholder approval.

Under the 2008 Plan, the board of directors also has the authority to modify outstanding awards, reprice any outstanding option, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, although if any such action adversely affects a participant, the written consent of that participant is required.

Corporate Transactions

Our 2008 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our Class B common stock outstanding prior to such transaction are converted or exchanged into other property by virtue of the transaction, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or (5) make a payment, in the form determined by the board, equal to the excess, if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants in the same manner.

In the event of a change in control, awards granted under the 2008 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2008 Plan, a change in control is defined to include (a) the acquisition by any person of more than 50% of the combined voting power of our then outstanding stock; (b) a merger, consolidation or similar transaction in which the our stockholders immediately prior to the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (c) our stockholders approve or our board of directors approves a plan of complete dissolution or liquidation or a complete dissolution or liquidation of Roku otherwise occurs except for a liquidation into a parent corporation; and (d) a sale, lease, exclusive license or other disposition of all or substantially all of the assets to an entity that did not previously hold more than 50% of the voting power of our stock.

Transferability

Under our 2008 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2008 Plan.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our 2008 Plan, although certain material amendments require the approval of our stockholders, and amendments that would impair the rights of any participant require the consent of that participant.

2017 Employee Stock Purchase Plan

Our board of directors adopted our 2017 Employee Stock Purchase Plan, or the ESPP in            , 2017, and our stockholders approved our ESPP in            , 2017. The ESPP will become effective immediately on the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees. In addition, the ESPP authorizes grants of purchase rights that do not comply with Section 423 of the Code under a separate non-423 component. In particular, where such purchase rights are granted to employees who are foreign nationals or employed or located outside the United States, our board of directors may adopt rules that are beyond the scope of Section 423 of the Code.

Share Reserve

Following this offering, the ESPP authorizes the issuance of shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1st of each calendar year, beginning on January 1, 2018 (assuming the ESPP becomes effective in the fiscal year ending in December 2017) through January 1, 2027, by the lesser of (1)            % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2)             shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our Class A common stock have been purchased under the ESPP.

Administration

Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. We currently intend to have six (6) month offerings with one purchase period per offering, except that the first purchase period under our first offering may be longer than six months, depending on the date on which the underwriting agreement relating to this offering becomes effective. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deduction.

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to             % of their earnings (as defined in the ESPP) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase. For the initial offering, which we expect will commence on the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares of Class A common stock are first sold to the public.

Limitations

Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our Class A common stock at the beginning of an offering for each year such a purchase right is outstanding and the maximum number of shares an employee may purchase during a single purchase period is                 . Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure

In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights, and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions

In the event of certain significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination

Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan but have not done so to date. Employee contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.

Insurance Premiums

We pay premiums for medical insurance and dental insurance for all full-time employees, including our named executive officers. We also pay premiums for life insurance and long-term disability insurance benefits for all full-time employees, including our named executive officers. These benefits are available to all full-time employees, subject to applicable laws.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our bylaws will provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our bylaws will also provide that, upon satisfaction of certain conditions, we will advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any executive officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification has been sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A and Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to the expiration of the period ending on, and including, the 180th day after the date of this prospectus, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions since January 1, 2014 to which we have been a participant, in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation” or that were approved by our compensation committee.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Preferred Stock Financings

In October 2014, we issued an aggregate of 19,237,429 shares of our Series G preferred stock at a purchase price of $1.29955 per share for an aggregate purchase price of $25.0 million. In November 2015, we issued an aggregate of 29,759,957 shares of our Series H preferred stock at a purchase price of $1.5289 per share for an aggregate purchase price of $45.5 million. The following table summarizes purchases of preferred stock by holders of more than five percent of our capital stock and their affiliated entities and our directors. None of our executive officers purchased shares of preferred stock.

Name	Series G Preferred Stock	Series H Preferred Stock	Aggregate Purchase Price
Entities affiliated with Fidelity(1)	10,880,917	3,270,325	$19,140,296
Twenty-First Century Fox, Inc.(2)	1,980,024	9,810,975	17,573,140
Entities affiliated with Menlo Ventures(3)	5,386,479	1,962,195	9,999,999
Entities affiliated with Globespan Capital Partners(4)	—	4,578,455	7,000,000

(1)	Includes shares of preferred stock purchased by (a) Ball & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (b) Booth & Co fbo Fidelity Securities Fund: Fidelity OTC Portfolio, (c) M Gardiner & Co fbo Fidelity Puritan Trust: Fidelity Puritan Fund, (d) SAILBOAT & CO. fbo Fidelity Magellan Fund: Fidelity Magellan Fund, (e) Mag & Co fbo Fidelity Growth Company Commingled Pool, (f) WAVELENGTH + CO fbo Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund and (g) Powhattan & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund.
(2)	Mr. Ahuja, a member of our board of directors, is Chief Financial Officer at Fox Networks Group, an operating unit of Twenty-First Century Fox, Inc.
(3)	Includes shares of preferred stock purchased by (a) Menlo Ventures X, L.P., (b) Menlo Entrepreneurs Fund X, L.P. and (c) MMEF X, L.P. Mr. Carolan, a member of our board of directors, is a Managing Director at Menlo Ventures.
(4)	Includes shares of preferred stock purchased by (a) Globespan Capital Partners V, L.P. and (b) Globespan Capital Partners Opportunity Fund VI, L.P. Mr. Leff, a member of our board of directors, was a Venture Partner at Globespan Capital Partners V, L.P. until February 2013.

Upon the closing of this offering, each share of preferred stock will convert into one share of Class B common stock. For a description of the material rights and privileges of the preferred stock, see Note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

Investor Rights Agreement

In November 2015, we entered into an amended and restated investor rights agreement with certain holders of our outstanding preferred stock and warrants to purchase preferred stock, including entities affiliated with

Menlo Ventures, Globespan Capital Partners and Twenty-First Century Fox, with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. Shawn Carolan and Ravi Ahuja, members of our board of directors, are affiliated with Menlo Ventures and Twenty-First Century Fox, respectively. Daniel V. Leff, a member of our board of directors, was formerly affiliated with Globespan Capital Partners. The investor rights agreement also provides these stockholders with information rights, which will terminate upon the closing of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate upon, the closing of, this offering. After the closing of this offering, the holders of 498,420,804 shares of our Class B common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock issuable upon the exercise of outstanding warrants, will be entitled to rights with respect to the registration of their shares of Class B common stock under the Securities Act pursuant to this amended and restated investor rights agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Employment, Severance and Change in Control Agreements.”

Equity Grants

We have granted stock options to our executive officers and certain members of our board of directors. For a description of these options, see “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Agreements with BrightSign LLC

In September 2010, we entered into a contribution agreement with BrightSign LLC, or BrightSign, pursuant to which we transferred the assets of our digital sign and controller business to BrightSign. Anthony Wood, our President and Chief Executive Officer, is a member of the board of directors and majority stockholder of BrightSign. In September 2010, we also entered into a transition services agreement with BrightSign, or the Transition Services Agreement, to provide temporary administrative services to BrightSign in order to facilitate its transition to an independent company. Under the original terms of the Transition Services Agreement, BrightSign paid us $35,000 per month for defined services. In May 2011, we amended the Transition Services Agreement to adjust the monthly fee to $28,000 per month and, in January 2012, we further amended the Transition Services Agreement to adjust the monthly fee to $3,000 per month. The Transition Services Agreement with BrightSign terminated in accordance with its terms in June 2014. Until June 2014, we also subleased a portion of our warehouse space in Scotts Valley, California to BrightSign. Pursuant to these arrangements, BrightSign paid us $17,000 in fiscal 2014. There were no payments under these arrangements subsequent to fiscal 2014. We paid BrightSign $314,000 in fiscal 2015 and $414,000 in the six months ended June 30, 2017 for products and services. There were no payments to BrightSign in fiscal 2016.

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our bylaws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related-Party Transaction Policy

We have adopted a formal written policy that our executive officers, directors, holders of more than five percent of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction will be on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related-party’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2017:

•	each of our named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than five percent of our Class A common stock or Class B common stock.

The percentage of shares beneficially owned before the offering shown in the table is based on 514,491,589 shares of Class B common stock outstanding as of June 30, 2017, after giving effect to the conversion of all of our outstanding shares of preferred stock into shares of Class B common stock and reclassification of all of our outstanding shares of common stock into shares of Class B common stock upon the closing of this offering. The information relating to the number and percentage of shares beneficially owned after the offering assumes the sale by us of              shares of Class A common stock in this offering and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown beneficially owned by them, subject to applicable community property laws. Shares of Class B common stock issuable under options or warrants that are exercisable within 60 days after June 30, 2017 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Except as otherwise noted below, the address for persons listed in the table is c/o Roku, Inc., 150 Winchester Circle, Los Gatos, California 95032.

Name and Address of Beneficial Owner	Beneficial Ownership Prior to the Offering				Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock		Class A Common Stock		Class B Common Stock		% of Total Voting Power †
	Shares	%	Shares	%	Shares	%	Shares	%
Executive Officers
Anthony Wood(1)	—	—	155,316,514	28.4%	—	—	155,316,514	28.4%
Steve Louden(2)	—	—	4,750,000	*	—	—	4,750,000	*
Chas Smith(3)	—	—	7,132,358	1.4	—	—	7,132,358	1.4
Directors
Ravi Ahuja(4)	—	—	36,133,556	7.0	—	—	36,133,556	7.0
Shawn Carolan(5)	—	—	181,732,086	35.3	—	—	181,732,086	35.3
Jeffrey Hastings(6)	—	—	625,000	*	—	—	625,000	*
Alan Henricks(7)	—	—	1,349,202	*	—	—	1,349,202	*
Neil Hunt(8)	—	—	500,000	*	—	—	500,000	*
Daniel Leff(9)	—	—	35,716,798	6.9	—	—	35,716,798	6.9
Ray Rothrock(10)	—	—	918,478	*	—	—	918,478	*
All directors and executive officers as a group (13 persons)(11)	—	—	438,429,581	76.2	—	—	438,429,581	76.2

Name and Address of Beneficial Owner	Beneficial Ownership Prior to the Offering				Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock		Class A Common Stock		Class B Common Stock		% of Total Voting Power †
	Shares	%	Shares	%	Shares	%	Shares	%
Principal Stockholders
Entities Affiliated with Menlo Ventures(12)	—	—	181,732,086	35.3	—	—	181,732,086	35.3
Entities Affiliated with Fidelity(13)	—	—	66,281,728	12.9	—	—	66,281,728	12.9
Entities Affiliated with Globespan Capital Partners V, L.P.(14)	—	—	31,359,497	6.1	—	—	31,359,497	6.1
Entities Affiliated with Twenty-First Century Fox, Inc.(15)	—	—	36,133,556	7.0	—	—	36,133,556	7.0

*	Denotes less than 1%
†	Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share and each share of Class B common stock will be entitled to ten votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in the section titled “Description of Capital Stock—Class A and Class B Common Stock—Voting Rights.”
(1)	Includes 32,746,160 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2017.
(2)	All 4,750,000 shares are issuable pursuant to stock options exercisable within 60 days after June 30, 2017.
(3)	Includes 6,300,000 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2017.
(4)	Mr. Ahuja does not own shares in his individual capacity. He is Chief Financial Officer of Fox Networks Group, an operating unit of Twenty-First Century Fox, Inc. Mr. Ahuja does not have either voting or investment control over Twenty-First Century Fox, Inc.’s shares and he disclaims beneficial ownership of Twenty-First Century Fox, Inc.’s shares.
(5)	Mr. Carolan is a managing member of the Menlo Funds (as defined in note (12)).
(6)	All 625,000 shares are issuable pursuant to a stock option exercisable within 60 days after June 30, 2017.
(7)	Includes 1,249,202 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2017.
(8)	All 500,000 shares are issuable pursuant to a stock option exercisable within 60 days after June 30, 2017.
(9)	Mr. Leff was a Venture Partner at Globespan Capital Partners V, L.P. until February 2013 and may be deemed to have shared voting and investment power over the shares held by Globespan Capital Partners V, L.P. Also includes 4,357,301 shares held of record by Luminari Capital, L.P. Daniel Leff is the Founder and Managing Partner of Luminari Capital, L.P. and may be deemed to have shared voting and investment power over the shares held by Luminari Capital, L.P. The address for Luminari Capital, L.P. is 300 Hamilton Avenue, 4th Floor, Palo Alto, California 94301.
(10)	Includes (a) 543,478 shares held of record by FiftySix Investments, LLC and (b) 375,000 shares issuable pursuant to a stock option exercisable within 60 days after June 30, 2017.
(11)	Includes (a) 377,628,630 shares held by the directors and executive officers (or their affiliated funds) and (b) 60,800,951 shares issuable pursuant to stock options exercisable within 60 days after June 30, 2017.
(12)	Consists of (i) 177,126,797 shares held of record by Menlo Ventures X, L.P., (ii) 3,099,713 shares held of record by MMEF X, L.P., and (iii) 1,505,576 shares held of record by Menlo Entrepreneurs Fund X, L.P. (collectively, the “Menlo Funds”). MV Management X, L.L.C. is the general partner of each of the Menlo Funds, and the managing members of the general partner are H. DuBose Montgomery, John W. Javre, Douglas C. Carlisle, Sonja H. Perkins, Mark A. Siegel, Pravin A. Vazirani and Shawn Carolan. These individuals may be deemed to have shared voting and investment power over the shares held by Menlo Funds. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her proportionate pecuniary interest therein. The address for the entities affiliated with Menlo Ventures is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(13)	Consists of (i) 21,475,291 shares held of record by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (ii) 21,680,399 shares held of record by Fidelity Securities Fund: Fidelity OTC Portfolio, (iii) 5,520,836 shares held of record by Fidelity Puritan Trust: Fidelity Puritan Fund, (iv) 691,380 shares held of record by Fidelity Growth Company Commingled Pool, (v) 15,993,324 shares held of record by Fidelity Magellan Fund: Fidelity Magellan Fund, (vi) 30,248 shares held of record by Fidelity OTC Commingled Pool, and (vii) 890,250 shares held of record by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund. Fidelity Management & Research Company, or Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 66,281,728 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.
(14)	Consists of (i) 28,089,172 shares held of record by Globespan Capital Partners V, L.P. and (ii) 3,270,325 shares held of record by Globespan Capital Partners Opportunity Fund VI, L.P. Globespan Management Associates V, LLC is the sole general partner of Globespan Management Associates V, L.P., which is the sole general partner of Globespan Capital Partners V, L.P. Globespan Opportunity Associates VI, LLC is the sole general partner of Globespan Opportunity Associates VI, L.P., which is the sole general partner of Globespan Capital Partners Opportunity Fund VI, L.P. Andrew P. Goldfarb, the Executive Managing Director of Globespan Management Associates V, LLC and Globespan Opportunity Associates VI, LLC, has sole voting and dispositive power over the shares held by Globespan Capital Partners V, L.P. and Globespan Capital Partners Opportunity Fund VI, L.P. The address for Globespan Capital Partners V, L.P. and Globespan Capital Partners Opportunity Fund VI, L.P. is One Boston Place, Suite 2810, Boston, MA 02108.
(15)	Shares are held of record by Twenty-First Century Fox, Inc., a publicly traded company. The address for Twenty-First Century Fox, Inc. is 1211 Avenue of the Americas, New York, NY 10036.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes the most important terms of our capital stock as they are expected to be in effect upon the closing of this offering. The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as Class A common stock;

•	shares are designated as Class B common stock; and

•	shares are designated as preferred stock.

As of June 30, 2017, we had 29,426,596 shares of common stock and 485,064,993 shares of preferred stock outstanding. After giving effect to the reclassification of all outstanding shares of our common stock to Class B common stock and the conversion of all outstanding shares of preferred stock into shares of Class B common stock immediately upon the closing of this offering, there would have been 514,491,589 shares of Class B common stock outstanding on June 30, 2017 held by 198 stockholders of record. As of June 30, 2017 we had outstanding warrants to purchase 13,355,811 shares of preferred stock with a weighted-average exercise price of $0.45 per share and warrants to purchase 2,250,000 shares of Class B common stock with a weighted-average exercise price of $0.06 per share. As of June 30, 2017, we also had outstanding options to acquire 147,361,901 shares of Class B common stock.

Class A and Class B Common Stock

Except with respect to voting, conversion and transfer rights as described below and as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Dividend and Distribution Rights

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Class A common stock and Class B common stock will be entitled to receive, when, as and if declared by the board of directors, out of any assets of Roku legally available therefor, such dividends as may be declared from time to time by the board of directors. Any dividends paid to the holders of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of the majority of the outstanding shares of the applicable class of common stock treated adversely, voting separately as a class. We will not declare or pay any dividend or make any other distribution to the holders of Class A common stock or Class B common stock payable in securities of Roku unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of common stock; provided, however, that (i) dividends or other distributions payable in shares of Class A common stock or rights to acquire shares of Class A common stock may be declared and paid to the holders of Class A common stock without the same dividend or distribution being declared and paid to the holders of the Class B common stock if, and only if, a dividend payable in shares of Class B common stock, or rights to acquire shares of Class B common stock, as applicable, are declared and paid to the holders of Class B common stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B common stock or rights to acquire shares Class B common stock may be declared and paid to the holders of Class B common stock without the same dividend or distribution being declared and paid to the holders of the Class A common stock if, and only if, a dividend payable in shares of Class A common stock, or rights to acquire shares of Class A common stock, as applicable, are declared and paid to the holders of Class A common stock at the same rate and with the same record date and payment date.

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock in order for us to, directly or indirectly, effect an asset transfer, acquisition or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class A common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class B common stock, and there will be a separate vote of our Class B common stock in order for us to, directly or indirectly, take action in the following circumstances:

•	if we propose to amend, alter or repeal any provision of our amended and restated certificate of incorporation or our amended and restated bylaws that modifies the voting, conversion or other powers, preferences or other special rights or privileges or restrictions of the Class B common stock;

•	if we reclassify any outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof; or

•	if we effect an asset transfer, acquisition or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class B common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class A common stock.

Upon the closing of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. In addition, we may not issue any shares of Class B common stock, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Conversion

Each share of Class B common stock is convertible at any time immediately following the closing of this offering at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

Preferred Stock

As of June 30, 2017, there were 485,064,993 shares of preferred stock outstanding. Immediately upon the closing of this offering, each outstanding share of preferred stock will convert into one share of Class B common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of              shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of June 30, 2017, we had a warrant to purchase an aggregate of 2,250,000 shares of our Class B common stock outstanding with an exercise price of $0.06 per share, which was automatically net exercised in July 2017 pursuant to its terms into 2,143,700 shares of our Class B common stock.

As of June 30, 2017, we had warrants to purchase an aggregate of 7,500,000 shares of our Series C-2 preferred stock outstanding with an exercise price of $0.1082 per share. Upon the closing of this offering, these warrants will become exercisable for 7,500,000 shares of our Class B common stock with an exercise price of $0.1082 per share.

As of June 30, 2017, we had warrants to purchase an aggregate of up to 2,887,486 shares of our Series D preferred stock outstanding with an exercise price of $0.3964 per share. Upon the closing of this offering, these warrants will become exercisable for up to 2,887,486 shares of our Class B common stock with an exercise price of $0.3964 per share.

As of June 30, 2017, we had warrants to purchase an aggregate of up to 516,434 shares of our Series E preferred stock outstanding with an exercise price of $0.5809 per share. Upon the closing of this offering, these warrants will become exercisable for up to 516,434 shares of our Class B common stock with an exercise price of $0.5809 per share.

As of June 30, 2017, we had warrants to purchase an aggregate of up to 2,451,891 shares of our Series H preferred stock outstanding with an exercise price of $1.5289 per share. Upon the closing of this offering these warrants will become exercisable for up to 2,451,891 shares of our Class B common stock with an exercise price of $1.5289 per share.

Stock Options

As of June 30, 2017, options to purchase an aggregate of 147,361,901 shares of Class B common stock were outstanding under our 2008 Plan. In August 2017 we granted options to purchase an aggregate of 19,320,000 shares of Class B common stock under our 2008 Plan. As of June 30, 2017, 25,533,017 additional shares of Class B common stock were available for future grant under our 2008 Plan (excluding options granted in August 2017), all of which shares will cease to be available at the time our 2017 Plan becomes effective upon the closing of this offering. For additional information regarding the terms of this plan see the section titled “Executive Compensation—Employee Benefit Plans.”

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement which provides that holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in February 2008 and has been amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our Class A common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or with respect to any particular stockholder, such time as that stockholder holds less than 1% of the number of shares of our Class A common stock then outstanding and that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

The holders of an aggregate of 498,420,804 shares of Class B common stock issuable upon conversion of outstanding shares of preferred stock and shares of preferred stock issuable upon the exercise of outstanding warrants, will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of at least 50% of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover 20% of such shares then outstanding.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 498,420,804 shares of Class B common stock issuable upon conversion of outstanding shares of preferred stock and shares of preferred stock issuable upon the exercise of outstanding warrants, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 498,420,804 shares of Class B common stock issuable upon conversion of outstanding shares of preferred stock and shares of preferred stock issuable upon the exercise of outstanding warrants, will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $500,000. We will not be required to effect more than two registrations on Form S-3 in any twelve month period.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•	provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitation on Liability and Indemnification.”

Exchange Listing

We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “ROKU.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our Class A and Class B common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market for our Class A common stock existed, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices of our Class A common stock from time to time and could impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

Based upon the number of shares outstanding as of June 30, 2017, upon the closing of this offering, we will have outstanding an aggregate of              shares of Class A common stock and 514,491,589 shares of Class B common stock, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock and no exercise of outstanding options or warrants, after giving effect to the conversion of all outstanding shares of our preferred stock into 485,064,993 shares of Class B common stock immediately upon the closing of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless held by our affiliates, as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements. The remaining shares of Class B common stock outstanding upon the closing of this offering are restricted securities as defined in Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up arrangements described below and the provisions of Rule 144, these restricted securities will be available for sale in the public market after the date of this prospectus.

As of June 30, 2017, of the 147,361,901 shares of Class B common stock issuable upon exercise of options outstanding, approximately 95,581,242 shares will be vested and eligible for sale 181 days after the date of this prospectus. In August 2017 we granted options to purchase an aggregate of 19,320,000 shares of Class B common stock under our 2008 Plan, of which                  shares will be vested and eligible for sale 181 days after the date of this prospectus.

We may issue shares of Class A common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of Class A common stock issued in connection with any such acquisition and investment.

In addition, the shares of Class A common stock reserved for future issuance under our 2017 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of common shares outstanding as of June 30, 2017.

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of June 30, 2017, 26,237,585 shares of our outstanding Class B common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and issuance of restricted stock. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to our 2008 Plan and 2017 Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, all of our directors and executive officers and holders of substantially all of our shares of capital stock and securities exercisable for or convertible into shares of our Class A and Class B common stock outstanding immediately upon the closing of this offering, have agreed with the underwriters that, during the period ending on, and including, the 180th day following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section of this prospectus titled “Underwriters.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investor rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of 498,420,804 shares of our Class B common stock issuable upon conversion of outstanding convertible preferred stock and shares of convertible preferred stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of Class A common stock issuable upon conversion of such shares of Class B common stock under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum or Medicare contribution tax on net investment income, and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes (not addressed, for example, are gift and estate taxes). Rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, “foreign governments,” international organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our Class A common stock as part of a “straddle,” “conversion transaction,” or other risk reduction strategy, partnerships and other pass-through entities, and investors in such partnerships or pass-through entities (regardless of their places of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary. This discussion assumes that the Non-U.S. Holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income consequences of acquiring, owning and disposing of our Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of Class A common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our Class A common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation), are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our Class A common stock, the U.S, federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Distributions

Subject to the discussion below regarding backup withholding and foreign accounts, distributions, if any, made on our Class A common stock to a Non-U.S. Holder of our Class A common stock generally will constitute dividends for U.S. tax purposes to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed Internal Revenue Service, or IRS, Form W-8BEN, W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends.

In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Withholding tax is generally not imposed on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes that receives effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce your adjusted basis in our Class A common stock as a non-taxable return of capital, but not below zero, and then any excess will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of Class A common stock as described in the next section.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you generally will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to

(c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate constituted (by fair market value) at least half of our total worldwide real property interests plus business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of our Class A common stock to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our Class A common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or certain financial middlemen) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed appropriate IRS Form W-8 or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is considered effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to the amount withheld.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and, for any disposition occurring on or after January 1, 2019, the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our Class A common stock on behalf of a Non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and, for any disposition occurring on or after January 1, 2019, the gross proceeds of a disposition of our Class A common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Allen & Company LLC
RBC Capital Markets, LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters for their expenses of up to $         related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and compliance with state securities or “blue sky” laws.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the trading symbol “ROKU.”

We and all directors and officers and the holders of all of our outstanding stock, stock options and other securities convertible into or exchangeable or exercisable for our common stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending on, and including, the 180th day after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation, the following:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, provided that any filing required by Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to such court order and that such shares remain subject to a lock-up agreement with the underwriters, and provided further that no other public announcement or filing shall be required or voluntarily made during any such transaction;

•

in connection with the disposition or transfer of shares of common stock or other securities to us upon the “net” or “cashless” exercise of warrants outstanding as of the date of this prospectus and described in this prospectus or stock options or other equity awards outstanding as of the date of this prospectus and granted pursuant to an employee benefit plan described in this prospectus, provided that such shares of common stock received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement, and provided further that no filing under Section 16(a) of the Exchange Act, or other public announcement, shall be required or voluntarily made in connection with any such transaction;

•	the exercise solely with cash of stock options outstanding as of the date of this prospectus granted under an employee benefit plan or stock purchase plan described in this prospectus, provided that the shares received upon exercise shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement, and provided further that, if required, any public report or filing under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the exercise of a stock option, that no shares were sold by the reporting person and that the shares received upon exercise are subject to a lock-up agreement with the underwriters;

•	transfers of shares of common stock or other securities to us in connection with a repurchase by us pursuant to a repurchase right arising upon the termination of the transferee’s employment with us pursuant to contractual agreements with us, provided that any filing required by Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to such repurchase right under such agreement and that no other public announcement or filing shall be required or voluntarily made during any such transaction;

•	transfers of shares of our common stock or other securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of our company that has been approved by our board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the securities shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares described above. The underwriters can close out a covered short sale by exercising such option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under such option. The underwriters may also sell shares in excess of such option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares of Class A common stock may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares of our Class A common stock to the public” in relation to any shares of our Class A in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within

Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Chile

The shares of Class A common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or FIEL has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

New Zealand

The shares of Class A common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within nine months after that corporation or that trust has acquired the shares of Class A common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 26, 2015 and December 31, 2016, and for each of the two years in the period ended December 31, 2016, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.roku.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock. We have included our website address in this prospectus solely as an inactive textual reference.

ROKU, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Roku, Inc.

Los Gatos, California

We have audited the accompanying consolidated balance sheets of Roku, Inc. and subsidiaries (the “Company”) as of December 26, 2015 and December 31, 2016, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roku, Inc. and subsidiaries as of December 26, 2015 and December 31, 2016, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 26, 2017

(August 22, 2017 as to Note 12)

ROKU, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and par value)

	December 26, 2015	December 31, 2016	June 30, 2017	Pro Forma June 30, 2017
			(unaudited)
Assets
Current Assets:
Cash	$75,748	$34,562	$70,169
Accounts receivable, net of allowances of $17,729 and $16,213 at December 26, 2015 and December 31, 2016, respectively, and $14,612 (unaudited) at June 30, 2017	53,169	79,325	56,340
Receivable from related parties	286	148	—
Inventories	30,312	43,568	27,082
Prepaid expenses and other current assets	4,593	4,981	6,950
Deferred cost of revenue	824	2,636	4,363

Total current assets	164,932	165,220	164,904

Property and equipment, net	7,886	9,528	12,071
Deferred cost of revenue, noncurrent portion	2,742	3,815	4,703
Other noncurrent assets	951	515	3,318

Total Assets	$176,511	$179,078	$184,996

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current Liabilities:
Accounts payable	$34,202	$31,397	$23,970
Accrued liabilities	27,687	46,156	47,898
Current portion of long-term debt	—	15,000	—
Deferred revenue, current portion	14,585	23,952	30,981

Total current liabilities	76,474	116,505	102,849

Long-term debt, less current portion	15,000	—	22,811
Preferred stock warrant liability	10,878	9,990	14,673	$—
Noncurrent deferred revenue	18,665	29,084	37,132
Other long-term liabilities	2,050	4,143	7,701

Total Liabilities	123,067	159,722	185,166	170,493

Commitments and Contingencies (Note 7)

Convertible Preferred Stock:
Convertible preferred stock, $0.0001 par value—506,208,956 shares authorized at December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited); 485,064,993 shares issued and outstanding at December 26, 2015 at December 31, 2016 and June 30, 2017 (unaudited); no shares authorized, issued or outstanding pro forma (unaudited)	213,180	213,180	213,180	—

Stockholders’ (Deficit) Equity:
Common stock, $0.0001 par value—732,000,000 shares authorized at December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited), respectively, 27,186,229, 28,913,283, and 29,426,596 shares issued and outstanding at December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited), respectively; 514,491,589 shares issued and outstanding pro forma (unaudited)	3	3	3	51
Additional paid-in capital	17,332	26,002	30,691	258,496
Accumulated deficit	(177,071)	(219,829)	(244,044)	(244,044)

Total stockholders’ (deficit) equity	(159,736)	(193,824)	(213,350)	$14,503

Total Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity	$176,511	$179,078	$184,996

See accompanying notes to consolidated financial statements.

ROKU, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Net Revenue:
Player	$269,977	$293,929	$119,116	$117,329
Platform	49,880	104,720	43,140	82,391

Total net revenue	319,857	398,649	162,256	199,720

Cost of Revenue:
Player	221,416	249,821	99,375	103,122
Platform	8,663	27,783	12,549	20,121

Total cost of revenue	230,079	277,604	111,924	123,243

Gross Profit:
Player	48,561	44,108	19,741	14,207
Platform	41,217	76,937	30,591	62,270

Total gross profit	89,778	121,045	50,332	76,477

Operating Expenses:
Research and development	50,469	76,177	38,471	48,118
Sales and marketing	45,153	52,888	26,245	28,722
General and administrative	31,708	35,341	18,255	20,855

Total operating expenses	127,330	164,406	82,971	97,695

Loss from Operations	(37,552)	(43,361)	(32,639)	(21,218)

Other Income (Expense), Net:
Interest expense	(696)	146	(131)	(471)
Change in fair value of preferred stock warrant liability	(1,768)	888	(394)	(2,651)
Other income (expense), net	(448)	(220)	(25)	211

Total other income (expense), net	(2,912)	814	(550)	(2,911)

Loss before income taxes	(40,464)	(42,547)	(33,189)	(24,129)
Income tax expense	147	211	53	86

Net loss attributable to common stockholders	$(40,611)	$(42,758)	$(33,242)	$(24,215)

Net loss per share attributable to common stockholders—basic and diluted	$(1.68)	$(1.50)	$(1.18)	$(0.83)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	24,183,442	28,475,699	28,177,035	29,196,191

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(0.08)		$(0.04)

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		513,540,692		514,261,184

See accompanying notes to consolidated financial statements.

ROKU, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 27, 2014	452,852,408	$165,099	22,479,313	$2	$11,203	$—	$(136,460)	$(125,255)
Issuance of Series D convertible preferred stock upon exercise of preferred stock warrants	2,452,628	972	—	—	—	—	—	—
Issuance of Series H convertible preferred stock in November at $1.52890 per share—net of issuance costs of $68	29,759,957	45,432	—	—	—	—	—	—
Reclassification of convertible preferred stock warrant liability to equity upon exercise of warrants	—	1,677	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	4,706,916	1	836	—	—	837
Vesting of early exercised stock options	—	—	—	—	9	—	—	9
Stock-based compensation expense	—	—	—	—	5,284		—	5,284
Net loss	—	—	—	—	—	—	(40,611)	(40,611)

Balance—December 26, 2015	485,064,993	213,180	27,186,229	3	17,332	—	(177,071)	(159,736)

Issuance of common stock upon expiration of warrants	—	—	974,358	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	752,696	—	438	—	—	438
Vesting of early exercised stock options	—	—	—	—	26	—	—	26
Stock-based compensation expense	—	—	—	—	8,206	—	—	8,206
Net loss	—	—	—	—	—	—	(42,758)	(42,758)

Balance—December 31, 2016	485,064,993	213,180	28,913,283	3	26,002	—	(219,829)	(193,824)

Issuance of common stock upon exercise of stock options (unaudited)	—	—	1,069,154	—	759	—	—	759
Share repurchases (unaudited)	—	—	(555,841)	—	—	(671)	—	(671)
Vesting of early exercised stock options (unaudited)	—	—	—	—	8	—	—	8
Stock-based compensation expense (unaudited)	—	—	—	—	4,593	—	—	4,593
Net loss (unaudited)	—	—	—	—	—	—	(24,215)	(24,215)

Balance—June 30, 2017 (unaudited)	485,064,993	$213,180	29,426,596	$3	$31,362	$(671)	$(244,044)	$(213,350)

See accompanying notes to consolidated financial statements.

ROKU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Cash flows from operating activities:
Net loss	$(40,611)	$(42,758)	$(33,242)	$(24,215)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,555	5,302	2,850	2,580
Impairment of assets	—	320	320	—
Stock-based compensation expense	5,284	8,206	4,005	4,593
Provision for doubtful accounts	663	336	146	294
Change in fair value of preferred stock warrant liability	1,768	(888)	394	2,651
Noncash interest expense	354	115	59	300
Loss on disposals of property and equipment	137	29	29	51
Loss from exit of facilities	—	3,804	3,804	—
Write-off of deferred initial public offering costs	1,609	594
Changes in operating assets and liabilities:
Due from related parties	(276)	138	(5)	148
Accounts receivable	(13,842)	(26,492)	9,324	22,691
Inventories	(3,754)	(13,256)	(3,390)	16,486
Prepaid expenses and other current assets	(1,887)	(544)	1,138	(2,098)
Deferred cost of revenue	(3,017)	(2,885)	(843)	(2,615)
Other noncurrent assets	1,179	448	447	(2,803)
Accounts payable	4,724	(2,808)	(9,871)	(7,756)
Accrued liabilities	2,802	17,796	2,617	1,271
Other long-term liabilities	1,391	294	1,216	3,558
Deferred revenue	8,317	19,786	3,569	15,077

Net cash provided by (used in) operating activities	(32,604)	(32,463)	(17,433)	30,213

Cash flows from investing activities:
Purchase of property and equipment	(5,019)	(8,596)	(5,915)	(4,586)
Restricted cash	(186)	29	33	86

Net cash used in investing activities	(5,205)	(8,567)	(5,882)	(4,500)

Cash flows from financing activities:
Payments of costs related to initial public offering	(1,120)	(594)	—	—
Proceeds from borrowings, net	—	—	—	24,691
Repayments of borrowings	(2,576)	(15,000)	(15,000)	(15,000)
Borrowings on line of credit	15,000	15,000	—	—
Proceeds from exercise of stock options, net of repurchases	839	438	202	203
Proceeds from exercise of preferred stock warrants	972	—	—	—
Proceeds from issuance of convertible preferred stock	45,500	—	—	—
Issuance costs in connection with issuance of convertible preferred stock	(68)	—	—	—

Net cash provided by (used in) financing activities	58,547	(156)	(14,798)	9,894

Net Increase (Decrease) In Cash	20,738	(41,186)	(38,113)	35,607
Cash—Beginning of period	55,010	75,748	75,748	34,562

Cash—End of period	$75,748	$34,562	$37,635	$70,169

Supplemental disclosures of cash flow information:
Cash paid for interest	$273	$236	$93	$136

Cash paid for income taxes	$83	$121	$57	$66

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment recorded in accounts payable and accrued liabilities	$1,608	$306	$902	$893

Fair value of preferred stock warrants exercised	$1,677	$—	$—	$—

Issuance of convertible preferred stock warrants in connection with debt	$—	$—	$—	$2,032

Unpaid initial public offering costs	$—	$—	$—	$186

See accompanying notes to consolidated financial statements.

ROKU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Roku, Inc. (the “Company” or “Roku”), was formed in October 2002 as Roku LLC under the laws of the State of Delaware. On February 1, 2008, Roku LLC was converted into Roku, Inc., a Delaware corporation. The Company’s TV streaming platform allows users to easily discover and access a wide variety of movies and TV episodes, as well as live sports, music, news and more. The Company operates in two reportable segments and generates revenue through the sale of streaming players, advertising, subscription and transaction revenue sharing, as well as through licensing arrangements with TV brands and cable, satellite, and telecommunication service operators (“service operators”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of the Company’s consolidated financial statements in accordance with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant items subject to such estimates include revenue recognition for multiple element arrangements, determination of revenue reporting as net versus gross, sales return reserves, customer incentive programs, inventory valuation, the valuation of deferred income tax assets, the recognition and disclosure of contingent liabilities and the fair value of the Company’s preferred stock and common stock. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be affected.

Beginning in 2017, the Company reports its consolidated financial results based on calendar years ending on December 31 and quarters ending on the last day of each quarter. Prior to 2017, the Company’s fiscal year was the 52- or 53-week period that ends on the last Saturday of December. The Company’s fiscal years 2015 and 2016 ended on December 26, 2015 and December 31, 2016, respectively. Fiscal year 2015 spanned 52 weeks and 2016 spanned 53 weeks. The two fiscal quarters ended July 2, 2016 and June 30, 2017 included 27 and 26 weeks, respectively. Unless otherwise stated, references to particular years, quarters, months, and periods refer to the Company’s fiscal years ended in December and the associated quarters, months, and periods of those fiscal years.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. GAAP and includes the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2017, the related interim consolidated statements of operations and cash flows for the six months ended July 2, 2016 and June 30, 2017, the consolidated statements of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2017, and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2017, and its results of operations and cash flows for the six months ended July 2, 2016 and June 30, 2017. The results for the six months ended June 30, 2017 are not necessarily indicative of the results expected for the full fiscal year or any other periods.

Unaudited Pro Forma Consolidated Balance Sheet Information

Immediately upon the closing of the initial public offering contemplated by the Company and following the Company’s filing of its amended and restated certificate of incorporation to reclassify all outstanding common stock as Class B common stock and create the Class A common stock, all outstanding shares of convertible preferred stock will automatically convert into shares of Class B common stock. The unaudited pro forma consolidated balance sheet information at June 30, 2017, gives effect to the conversion of all outstanding shares of the Company’s convertible preferred stock into 485,064,993 shares of Class B common stock and the reclassification of all outstanding shares of the Company’s common stock into 29,426,596 shares of Class B common stock. It also gives effect to an automatic conversion of warrants to purchase 13,355,811 shares of convertible preferred stock into warrants to purchase the same number of shares of Class B common stock, which results in the reclassification of the warrant liability to additional paid-in capital.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of these subsidiaries are remeasured into U.S. dollars from the local currency at rates in effect at period-end and nonmonetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at average exchange rates in effect during each period. Foreign currency gains or losses from re-measurement and transaction gains or losses are recorded as other income (expense), net in the consolidated statements of operations. During the years ended December 26, 2015 and December 31, 2016, the Company recorded foreign currency losses of $467,000 and $373,000, respectively. During the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), the Company recorded foreign currency losses of $147,000 and foreign currency gains of $110,000, respectively.

Comprehensive Loss

Comprehensive loss is equal to the net loss for all periods presented. Therefore, the consolidated statements of comprehensive loss have been omitted from the consolidated financial statements.

Certain Significant Risks and Uncertainties

The Company is subject to those risks common in the technology-driven consumer market including, but not limited to, competitive forces, dependence on key personnel, consumer demand for its devices and TV streaming platform, the successful protection of its proprietary technologies, dependence on third-party suppliers, compliance with government regulations, and the ability to obtain additional financing when needed.

Segment Reporting

The Company reports its financial results consistent with the manner in which financial information is viewed by management for decision-making purposes. Financial information and operating performance are reviewed and resource allocation decisions are made based on two reportable segments. Other operating expenses that the Company does not manage at the segment level such as research and development, sales and marketing and general and administrative expenses are not allocated to or included in the segment information.

Concentrations

Financial instruments, which potentially subject the Company to risk of loss consist principally of cash and trade accounts receivable. The Company maintains cash with domestic financial institutions of high credit quality.

The Company performs ongoing evaluations to assess the probability of accounts receivable being collected based on historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions, and other factors that may affect customers’ ability to pay. The Company generally does not require collateral and provides for potential credit losses when deemed necessary. During the fiscal year ended December 26, 2015, the Company recorded an allowance for doubtful accounts of $662,000 to provide for potential credit losses, primarily related to one customer. During the fiscal year ended December 31, 2016, the Company recorded a $600,000 reversal of this allowance when the loss was recovered through bankruptcy proceeds. Actual credit losses during the fiscal year ended December 31, 2016 and the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), were not significant.

Customers accounting for 10% or more of the Company’s net revenue for the fiscal years ended December 26, 2015 and December 31, 2016, and for six months ending July 2, 2016 and June 30, 2017 were as follows:

	Years Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Customer A	16%	13%	13%	*	%
Customer B	15	12	13	10
Customer C	23	24	25	20
Customer D	*	*	*	11

Customers accounting for 10% or more of the Company’s accounts receivable at December 26, 2015 and December 31, 2016 and June 30, 2017, were as follows:

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Customer A	19%	12%	*	%
Customer B	18	11	*
Customer C	14	17	10
Customer D	*	17	16

*	Less than 10%

Allowances for Returns, Sales Incentives and Doubtful Accounts

Accounts receivable are stated at invoice value less estimated allowances for product returns, customer incentives, and doubtful accounts.

Inventories

The Company’s inventories consist primarily of finished goods and are stated at the lower of cost or market on a first-in, first-out basis. If the cost of the inventories exceeds their net realizable value, provisions are made currently for the difference between the cost and the market value. The Company evaluates inventory levels and purchase commitments for excess and obsolete products, based on management’s assessment of future demand and market conditions.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of the assets, generally ranging between eighteen months and five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, which is generally five years.

Website and Internal-Use Software

The Company capitalizes costs to develop its website and internal-use software. The Company expenses all costs that relate to the planning and post-implementation phases of development as incurred. The Company capitalizes subsequent costs when preliminary efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and will be used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. During the fiscal years ended December 26, 2015 and December 31, 2016, the Company capitalized website and internal-use software development costs of $687,000 and $1,796,000, respectively. During the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), the Company capitalized website and internal-use development costs of $856,000 and $718,000, respectively.

Capitalized costs are amortized using the straight-line method over an estimated useful life of the asset, which is generally two years, beginning when the asset is ready for its intended use. During the fiscal years ended December 26, 2015 and December 31, 2016, the Company amortized expenses of $346,000 and $661,000, respectively. During the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), the Company amortized expenses of $242,000 and $521,000, respectively.

Impairment of Long-Lived Assets

The Company’s long-lived assets include property and equipment and other noncurrent assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recovered. Recoverability of assets is measured first by comparing their carrying amounts to their future undiscounted net cash flows. If such assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. During the fiscal year ended December 31, 2016, the Company recorded an impairment of $320,000 for obsolete internal-use software.

Deferred Offering Costs

On December 17, 2014, the Company submitted an initial registration statement with the SEC and submitted subsequent amendments in February 2015 and November 2015. In December 2015, the Company decided to postpone its IPO for more than 90 days based on management’s evaluation of the business environment at that time. Deferred offering costs totaling $1,609,000 were expensed in December 2015 and are included in general and administrative expenses. In July 2016, the Company submitted a third amendment to its registration statement. In August 2016, the Company again decided to postpone its IPO based on an evaluation of the business environment and other factors and withdrew its registration statement. Deferred offering costs related to the July 2016 filing totaling $594,000 were expensed in 2016 and are included in general and administrative expenses in the consolidated statements of operations. In July 2017, the Company submitted a new initial registration statement. There were no deferred offering costs capitalized at December 26, 2015 and December 31, 2016. As of June 30, 2017 (unaudited), $186,000 had been capitalized as deferred offering costs and is included in “other noncurrent assets”.

Revenue Recognition

Overview—The Company derives revenue primarily from sales of its players and platform services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Multiple Element Arrangements—The Company commonly enters into multiple-element arrangements. In such arrangements, the Company will combine arrangement deliverables into units of accounting and allocate the total arrangement consideration to the different units of accounting based on a relative selling price hierarchy. To determine the relative selling price of each element, the Company uses vendor-specific objective evidence of fair value (“VSOE”), if available, third party evidence (“TPE”), if VSOE is not available, or best estimated selling price (“BESP”), if neither VSOE nor TPE are available. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were available on a standalone basis. The Company establishes BESP considering multiple factors including, but not limited to, historical prices of products sold on a stand-alone basis, cost and gross margin objectives, competitive pricing practices and customer and market specific considerations. Revenue is recognized for each unit of accounting provided that all revenue recognition criteria have been met.

Players—The Company sells the majority of its players through consumer retail distribution channels, including brick and mortar and online retailers, and through the Company’s website. For sales through consumer retail distribution channels, revenue recognition occurs when title and risk of loss have transferred to the customer which usually occurs upon shipment to the customers or receipt of the products by the customer depending on shipping terms. The Company establishes allowances for expected product returns and these allowances are recorded as a direct reduction to revenue. Return allowances are based on the Company’s historical experience. Certain payments to retailers and distributors such as market development funds, store promotions and price protection are recorded as a reduction of revenue. Roku reduces revenue at the later of the date at which the related player revenue is recognized or the date on which the program is offered. On occasion, these allowances cannot be reasonably and reliably estimated. Player revenue is then recognized at the time the players sell through to the end customer.

The Company’s player sales include two units of accounting: hardware, which includes embedded software, and unspecified upgrades or enhancements on a when-and-if available basis. The Company has determined that its hardware and embedded software be considered as one single unit of accounting, because the hardware and software individually do not have standalone value and are not sold separately. The Company initially records the relative selling price of the unspecified upgrades or enhancements on a when-and-if-available basis as deferred revenue, and then recognizes the deferred revenue into player, net revenue ratably on a straight-line basis over the estimated economic life of the associated players.

Shipping charges billed to customers are included in player revenue and the related shipping costs are included in cost of player revenue. Revenue is recorded net of taxes collected or accrued. Sales taxes are recorded as current liabilities until remitted to the relevant government authority.

Platform—The Company earns platform revenue from fees received from advertisers and content publishers and licensing its technology and proprietary operating system to service operators and TV brands. Platform revenue primarily includes fees earned or derived from the sale of digital advertising, revenue sharing with content publishers for new or recurring user subscriptions activated through the Company’s platform and revenue share from user purchases of content publishers’ media through its platform. The Company also earns revenue from the sale of branded channel buttons on remote controls. Licensing revenues from service operators are mostly generated from unit activation or flat fees and ongoing maintenance fees. Licensing revenues from TV brands are generated on a flat fee basis or from per unit licensing fees earned.

Digital advertising includes video and display ads that are served on the Company’s platform. Digital advertising revenue consists of video and display advertising commonly sold on a cost per thousand impression basis. Advertising revenue arrangements are evidenced by a fully executed insertion order. Revenue is recognized in the period the impressions and promotional media are delivered.

Fees derived from the Company’s billing services supporting new or recurring user subscriptions activated through its platform and from purchases of content publishers’ media are recognized as transacted at the net amount retained by the Company, generally equal to a fixed percentage of the price charged by the content provider or a contractual flat fee. When the content publisher is responsible for user billing, the Company recognizes revenue from its share of the fees on an as reported basis, in arrears, on a monthly or quarterly basis.

The Company also earns fees through the sale of branded channel buttons on remote controls. These branded buttons provide one-touch, direct access to the providers’ content on the Company’s platform. The Company typically receives a fixed fee per button unit, and revenue is recognized as remote controls are shipped by the Company or reported as shipped by TV brands.

Revenues earned from service operators and TV brands in the licensing of the Company’s technology and proprietary operating system are accounted for under software revenue recognition guidance. The Company has been unable to establish VSOE for any component of these licensing arrangements and therefore these arrangements are accounted for as a single unit of accounting and revenue over the term of the relationship. Arrangements with service operators are generally comprised of a license for the technology and proprietary operating system, unspecified upgrades or enhancements, hosting of a branded channel store, and engineering and support services. Arrangements with TV brands commonly include a license to the technology and proprietary operating system over a specified term including updates and upgrades.

Deferred Revenue and Deferred Cost of Revenue

The Company’s deferred revenue reflect fees received from licensing and service arrangements, including advertising, that will be recognized as revenue over time or as services are rendered. Deferred revenue balances consist of the amount of player sales allocated to unspecified upgrades or enhancements on a when-and-if available basis, licensing and services fees from service operators and TV brands, and payments from advertisers and content publishers.

Deferred cost of revenue consists of amounts associated with related deferred revenues and is recognized as cost of revenue in the same manner as its respective deferred revenue.

Deferred revenue and the associated deferred cost of revenue expected to be realized within one year are classified as current liabilities and current assets, respectively, and the remaining are recorded as noncurrent liabilities and noncurrent assets, respectively.

Cost of Revenue

Cost of Player Revenue—Cost of player revenue is comprised of player manufacturing costs payable to third-party contract manufacturers, technology license or royalty fees, inbound and outbound freight and logistics costs, third-party packaging and assembly costs, warranty costs, write-downs of excess and obsolete inventory, allocated overhead costs related to manufacturing management, facilities and customer support, and salaries, benefits and stock-based compensation for operations personnel.

Cost of Platform Revenue—Cost of platform revenue consists of advertising inventory costs, payment processing fees, third-party cloud service fees and allocated personnel-related costs, including salaries, benefits and stock-based compensation for Company personnel that support platform services, including billing and advertising operations, customer service and the Company’s service operators and TV brands licensing businesses.

Warranty Costs

The Company generally provides for the estimated cost of hardware and software warranties at the time the related revenue is recognized. The Company assesses the adequacy of its preexisting warranty liabilities and adjusts the amounts as necessary based on actual experience and changes in future estimates.

Advertising Costs

Advertising costs are expensed when incurred and are included in sales and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $4,117,000 and $3,852,000 for the years December 26, 2015 and December 31, 2016, respectively, and $1,603,000 and $1,269,000 for the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), respectively.

Research and Development

Costs related to research and development are expensed as incurred. Research and development expenses primarily consist of salaries, benefits and stock-based compensation, as well as consulting expenses and allocated facilities and other overhead costs. Research and development activities include the development of new technologies, features and functionality in support of the Roku OS and devices in order to enhance the Company’s players and platform segments, and the unspecified upgrades and enhancements that are available to activated devices.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards, including stock options granted to employees, based on the estimated fair value on the date of grant. The fair value of each stock option granted is estimated using Black-Scholes option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite vesting period. For the fiscal years ended December 26, 2015 and December 31, 2016, the stock-based compensation was recorded net of estimated forfeitures using a forfeiture rate based on an analysis of the Company’s actual historical forfeitures. The Company adopted new guidance effective January 1, 2017 and will recognize forfeitures as they occur.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in fair value, if any, is recognized in the Company’s consolidated statements of operations during the period the related services are rendered, generally four years.

Preferred Stock Warrant Liability

The Company accounts for freestanding warrants to purchase shares of its convertible preferred stock as a liability as the underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The warrants were recorded at fair value upon issuance and are subject to re-measurement at each balance sheet date. Any change in fair value is recognized in the statements of operations in other income and expense. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants, the completion of a deemed liquidation event, or the conversion of convertible preferred stock into common stock. At that time, the convertible preferred stock warrant liability will be reclassified to equity.

Income Taxes

The Company accounts for income taxes using an asset and liability approach. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

Net Loss per Share

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding and potentially dilutive securities would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive include common stock options, common stock warrants, convertible preferred stock warrants, convertible preferred stock, and unvested shares of common stock issued upon the early exercise of stock options.

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of Series A convertible preferred stock, Series B convertible preferred stock, Series C-1 convertible preferred stock, Series C-2 convertible preferred stock, Series D convertible preferred stock, Series E convertible preferred stock, Series F convertible preferred stock, Series G convertible preferred stock and Series H convertible preferred stock using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

Recently Issued Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued new guidance to address the complexity of the accounting for certain financial instruments with down round features that result in the strike price being reduced on the basis of the pricing of future equity offerings. Under this guidance, when determining the classification of certain financial instruments as liability or equity, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In August 2016, the FASB issued new guidance which addresses classification of certain cash receipts and cash payments related to the statement of cash flows. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In February 2016, the FASB issued new guidance related to new accounting and reporting guidelines for leasing arrangements. The guidance requires organizations that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases, regardless of whether they are classified as finance or operating leases. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, with early adoption permitted. The new standard is to be applied using a modified retrospective approach. The Company is evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In January 2016, the FASB issued new guidance related to the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the impact of this new guidance on the consolidated financial statements and the related disclosures.

In May 2014, the FASB issued new guidance related to the recognition and reporting of revenue that establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In August 2015, the FASB deferred the effective date for annual reporting periods beginning after December 15, 2017. In 2016 the FASB issued amendments on this guidance with the same effective date and transition guidance. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company plans to adopt the new revenue standard in its first quarter of 2018.

To date, the Company has established an implementation team and is in the process of evaluating the impact of the new standard on its accounting policies, processes, and system requirements. Furthermore, the Company has made and will continue to make investments in systems to enable timely and accurate reporting under the new standard.

The Company is continuing to evaluate adoption methods and the potential impact that the implementation of this standard will have on its condensed consolidated financial statements, but has not yet determined whether the effect will be material. However, the Company believes this new standard will impact its accounting for revenue arrangements in the following areas:

•	Revenue from the licensing of the Company’s technology and proprietary operating system to service operators and TV brands, which will be recognized earlier and could result in greater variability in revenue recognition;

•	Estimation of variable consideration for content publisher arrangements with revenue share from user subscriptions and media purchases through its platform and the sale of branded channel buttons on its remote controls; and

•	Required disclosures.

The Company expects revenue recognition related to players to remain relatively unchanged under the new guidance and is in the process of evaluating the impact on its player arrangements.

Impact of Recent Accounting Pronouncements Adoption

In November 2015, the FASB issued new guidance which simplifies the presentation of deferred income taxes. This guidance requires that deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. The Company early adopted the guidance effective December 26, 2015 on a prospective basis. The adoption of this guidance had no impact on the consolidated statements of operations.

In April 2015, the FASB issued new guidance related to simplifying the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding debt liability. This will make the presentation of debt issuance costs consistent with the presentation of debt discounts or premiums. The Company adopted this guidance effective December 27, 2015. The adoption of this guidance had no impact on the consolidated financial statements.

In March 2016, the FASB issued new guidance related to accounting for stock-based payment award transactions. The guidance is designed to simplify several aspects of accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. The Company adopted this guidance effective January 1, 2017. As part of this adoption, the Company will recognize forfeitures as they occur to determine the amount of compensation cost to be recognized in each period. The adoption of this guidance had no impact on the consolidated financial statements.

Subsequent Events

The Company has evaluated the effects of subsequent events on its annual consolidated financial statements for the fiscal year ended December 31, 2016 through June 26, 2017, the date on which consolidated financial statements for the fiscal year ended December 31, 2016 were issued, except for the change in operating segments discussed in Note 12, which were evaluated through August 22, 2017. For the unaudited interim financial statements for the six months ended June 30, 2017, the Company has evaluated subsequent events through August 22, 2017, the date the consolidated financial statements were issued and further evaluated subsequent events in connection with the re-issuance of the interim financial statements on September 1, 2017.

Fair Value Measurements

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Level 1 liabilities consist of accounts payable, accrued expenses and long-term debt. The carrying amounts of accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these items. Based on the borrowing rates currently available to the Company for debt with similar terms, the carrying value of the line of credit and term debt approximate fair value as well.

The tables below summarize the Company’s financial instruments’ classification within the fair value hierarchy as of December 26, 2015, December 31, 2016, and June 30, 2017 as follows (in thousands):

	December 26, 2015
	Level 1	Level 2	Level 3	Total
Financial liabilities—convertible preferred stock warrant liability	$—	$—	$10,878	$10,878

Total financial liabilities	$—	$—	$10,878	$10,878

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial liabilities—convertible preferred stock warrant liability	$—	$—	$9,990	$9,990

Total financial liabilities	$—	$—	$9,990	$9,990

	June 30, 2017
	(unaudited)
	Level 1	Level 2	Level 3	Total
Financial liabilities—convertible preferred stock warrant liability	$—	$—	$14,673	$14,673

Total financial liabilities	$—	$—	$14,673	$14,673

Level 3 instruments consist solely of the Company’s preferred stock warrant liability in which the fair value was measured upon issuance and at each reporting date. Inputs used to determine the estimated fair value of the warrant liability as of the valuation date included remaining contractual term of the warrants, the risk-free interest rate, the volatility of comparable public companies over the remaining term, and the fair value of underlying shares. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability were the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

A reconciliation of the preferred stock warrant liability measured and recorded at fair value on a recurring basis using significant unobservable inputs is as follows (in thousands):

Fair value as of December 27, 2014	$10,787
Fair value of warrants exercised during the period	(1,677)
Change in fair value of preferred stock warrant liability	1,768

Fair value as of December 26, 2015	10,878
Change in fair value of preferred stock warrant liability	(888)

Fair value as of December 31, 2016	$9,990
Fair value of warrants issued during the period (unaudited)	2,032
Change in fair value of preferred stock warrant liability (unaudited)	2,651

Fair value as of June 30, 2017 (unaudited)	$14,673

3. CONSOLIDATED BALANCE SHEET COMPONENTS

Accounts Receivable, Net—Accounts receivable, net, as of December 26, 2015 and December 31, 2016 and June 30, 2017, consisted of the following (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Gross accounts receivable	$70,898	$95,538	$70,952

Allowance for sales returns	(9,514)	(6,916)	(5,047)
Allowance for sales incentives	(7,642)	(8,503)	(8,860)
Other allowances	(573)	(794)	(705)

Total allowances	(17,729)	(16,213)	(14,612)

Total accounts receivable—net	$53,169	$79,325	$56,340

Allowance for Sales Returns—Allowance for sales returns as of December 26, 2015 and December 31, 2016 and June 30, 2017, consisted of the following activities (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Beginning balance	$(7,031)	$(9,514)	$(6,916)
Charged to revenue	(25,458)	(20,810)	(9,259)
Utilization of sales return reserve	22,975	23,408	11,128

Ending balance	$(9,514)	$(6,916)	$(5,047)

Allowance for Sales Incentives—Allowance for sales incentives as of December 26, 2015 and December 31, 2016 and June 30, 2017, consisted of the following activities (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Beginning balance	$(4,015)	$(7,642)	$(8,503)
Charged to revenue	(27,783)	(36,626)	(18,950)
Utilization of sales incentive reserve	24,156	35,765	18,593

Ending balance	$(7,642)	$(8,503)	$(8,860)

Property and Equipment, Net—Property and equipment, net as of December 26, 2015 and December 31, 2016 and June 30, 2017, consisted of the following (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Computers and equipment	$6,242	$8,787	$10,453
Leasehold improvements	4,347	4,201	6,599
Website and internal-use software	1,425	2,902	3,620
Office equipment and furniture	735	1,452	1,735

Total property and equipment	12,749	17,342	22,407
Accumulated depreciation and amortization	(4,863)	(7,814)	(10,336)

Property and equipment, net	$7,886	$9,528	$12,071

Depreciation and amortization expense for the years ended December 26, 2015 and December 31, 2016, was $2,555,000 and $5,302,000, respectively. Depreciation and amortization expense for the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), was $2,850,000 and $2,580,000, respectively.

Accrued Liabilities—Accrued liabilities as of December 26, 2015, and December 31, 2016 and June 30, 2016 consisted of the following (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Accrued royalty expense	$5,396	$14,940	$13,819
Accrued inventory	4,027	4,274	4,295
Accrued payroll and related expenses	2,527	5,342	6,096
Accrued cost of revenue	3,493	7,264	4,660
Accrued payments to content publishers	3,174	8,554	13,301
Marketing and advertising expenses	2,854	1,294	832
Sales tax payable and related liabilities	1,687	769	483
Other accrued expenses	4,529	3,719	4,412

Total accrued liabilities	$27,687	$46,156	$47,898

Deferred Revenue—Deferred revenue as of December 26, 2015, and December 31, 2016, and June 30, 2017 consisted of the following (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Player, current	$10,387	$13,611	$17,013
Platform, current	4,198	10,341	13,968

Total deferred revenue, current	14,585	23,952	30,981

Player, non-current	4,276	5,215	4,856
Platform, non-current	14,389	23,869	32,276

Total deferred revenue, non-current	18,665	29,084	37,132

Total deferred revenue	$33,250	$53,036	$68,113

4. DEBT

Debt obligations as of December 26, 2015 and December 31, 2016 and June 30, 2017, consisted of the following (in thousands):

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Term Loan	$—	$—	$25,000
Line of Credit	15,000	15,000	—

Total debt obligations	15,000	15,000	25,000
Compounding interest due at maturity	—	—	33
Less unamortized debt discount and issuance costs	—	—	(2,222)

Balance	15,000	15,000	22,811
Current portion of long-term debt	—	(15,000)	—

Long-term debt less current portion	$15,000	$—	$22,811

Loan and Security Agreements

Bank—Term Loan—In July 2011, the Company amended its loan and security agreement (the “LSA”) with a financial institution (the “Bank”). The LSA provided for a term loan borrowing of $5,000,000 and a revolving line of credit of up to $7,500,000, both of which could be drawn on under certain conditions. The Company borrowed $4,500,000 in July 2011. Advances under the term loan incurred a financing payment equal to 2% of the advance payable at the end of the loan, in addition to quarterly interest payments at a fixed annual rate of 10%. Borrowings on the line of credit bore interest at a premium of 1.75% over the bank’s prime rate. The length of the term loan borrowing was 48 months, and the length of the revolving line of credit was 12 months. The LSA was secured by all assets of the Company and the Company repaid the loan in July 2015.

The Company had previously amended the LSA at various dates and, in November 2014, replaced the LSA with an amended and restated loan and security agreement (the “Restated 2014 LSA”) providing advances under the revolving line of credit up to $30,000,000 and extending the line of credit to September 30, 2016. Additionally, the Restated 2014 LSA provides for letters of credit to be issued up to the lesser of the available line of credit, reduced by outstanding advances and drawn but unreimbursed letters of credit, or $5,000,000.

The Restated 2014 LSA agreement contains a financial covenant to maintain a minimum required adjusted quick ratio (calculated as the sum of cash maintained with the Bank and the Bank’s affiliates and net billed account receivable balances, divided by current liabilities plus all outstanding obligations to the Bank under the revolving line, less deferred revenue), and non-financial covenants including providing the audited annual financial statements to the bank within 180 days following the year end.

In May 2015, the Company entered into a first amendment to the Restated 2014 LSA with the Bank. The advances under the first amendment to the Restated LSA carry a floating per annum interest rate equal to the prime rate or the prime rate plus 2.5% depending on certain ratios. The first amendment further changed the financial covenant to maintain a current ratio (calculated as current assets, divided by current liabilities less deferred revenue), greater than or equal to 1.1. The interest rate on the line of credit was 3.75% as of December 31, 2016. As of December 26, 2015, and December 31, 2016, $15,000,000 under the line of credit was outstanding and letters of credit in the amount of $868,000 were outstanding. As of December 31, 2016, the Company was in compliance with all of the covenants in the Restated 2014 LSA.

In June 2017, the Company entered into a second amendment to the Restated 2014 LSA. The advances under the second amendment carry a floating per annum interest rate equal to, at the Company’s option, (1) the prime rate or (2) LIBOR plus 2.75%, or the prime rate plus 1% depending on certain ratios. The extension further changed the financial covenant to maintain a current ratio (calculated as current assets, divided by current liabilities less deferred revenue) greater than or equal to 1.25. The revolving line of credit terminates on June 30, 2019 at which time the principal amount of all outstanding advances becomes due and payable. As of June 30, 2017 (unaudited), no borrowings under the revolving line of credit were outstanding and letters of credit in the amount of $1,472,000 were outstanding. As of June 30, 2017 (unaudited), the Company was in compliance with all of the covenants in the amended Restated 2014 LSA.

In June 2017, the Company entered into a subordinated loan agreement (“2017 Agreement”) with the Bank. The 2017 Agreement provides for a term loan borrowing of $40,000,000 with a minimum of $25,000,000 to be initially drawn at the close of the agreement and the remaining amount available for a 24 month period, to be drawn in no less than $5,000,000 increments. Advances under the term loan incur a facility fee equal to 1% of the drawn borrowings, in addition to interest payments at an interest rate equal to, at the Company’s option, (1) the prime rate plus 3.5% or (2) LIBOR plus 6.5%, subject to a 1% LIBOR floor. Additionally, the borrowings incur payment in kind interest fees equal to 2.5%, accruing to the unpaid borrowings balance, compounded monthly. Payment in kind interest may be settled in cash, at the Company’s election, during the term or at maturity. The Company is also obligated to pay final payment fees ranging from 1% to 4% depending on the timing of the payment. The 2017 Agreement terminates on October 9, 2020.

In connection with the 2017 Agreement the Company issued 2,451,891 warrants to purchase shares of Series H convertible preferred stock, with an exercise price of $1.52890. The warrants are exercisable up to ten years from the date of issuance.

Lender—Term Loan—In July 2011, in connection with the LSA, the Company entered into a loan and security agreement (“2011 Agreement”) with an asset-based lender. The 2011 Agreement provided for a term loan borrowing of $10,000,000, which the Company could draw upon in two tranches under certain conditions. The Company borrowed $7,000,000 in July 2011. Advances made under the 2011 Agreement incurred a financing payment equal to 2% of the aggregate amount of the term borrowing advances and bore interest at a fixed rate of 10%. The length of the term loan borrowing was 48 months and the Company repaid the loan in July 2015.

5. CONVERTIBLE PREFERRED STOCK

Convertible Preferred Stock—As of December 26, 2015 and December 31, 2016, and June 30, 2017, convertible preferred stock consisted of the following (in thousands, except share and per share data):

	December 26, 2015 and December 31, 2016 and June 30, 2017 (unaudited)
Series	Price	Shares Authorized	Shares Outstanding	Liquidation Preference
A	$0.06052	138,120,000	138,120,000	$8,359
B	0.15635	38,376,422	38,376,422	6,000
C-1	0.09018	55,443,357	55,443,357	5,000
C-2	0.10822	53,702,800	46,202,800	5,000
D	0.39640	28,114,529	25,227,043	10,000
E	0.72613	66,964,393	66,447,959	48,250
F	0.90566	66,250,026	66,250,026	60,000
G	1.29955	19,237,429	19,237,429	25,000
H	1.52890	40,000,000	29,759,957	45,500

Total		506,208,956	485,064,993	$213,109

In January 2015, the Company issued 2,452,628 shares of Series D convertible preferred stock at a price of $0.39640 per share for cash proceeds of $972,000 from the exercise of Series D convertible preferred stock warrants.

In November 2015, the Company issued 29,759,957 shares of Series H convertible preferred stock at a price of $1.52890 per share for an aggregate purchase price of $45,500,000.

Preferred Stock Rights and Preferences—The holders of convertible preferred stock have the following rights:

Dividends—Holders of the Series A, B, C-1, C-2, (Series C-1 and C-2, together, the “Series C”) D, E, F, G, and H convertible preferred stock are entitled to receive noncumulative cash dividends at the rate of 8% of the applicable original issue price per annum on each outstanding share of preferred stock prior and in preference to any dividends to the common stockholders. In the event dividends are paid on any share of common stock, the Company must pay an additional dividend on all outstanding shares of convertible preferred stock in a per share amount equal to the amount paid or set aside for each share of common stock. Dividends are payable only when, as and if declared by the Company’s board of directors (“Board of Directors”). To date, no dividends have been declared or paid.

Conversion—Each share of Series A, B, C, D, E, F, G, and H convertible preferred stock is convertible, at the option of the holder, into shares of common stock based on a defined conversion rate.

The Company’s amended and restated certificate of incorporation defines the conversion rate as the quotient obtained by dividing the original issue price for each series of convertible preferred stock by the applicable series conversion price. The series conversion price is initially the original issue price. The initial conversion price is adjusted for stock splits and combinations; common stock dividends and distributions; changes to series preferred stock as a result of recapitalization, reclassification, merger, consolidation, or otherwise; and sale of shares below the then-effective applicable series conversion price. As of December 31, 2016 and June 30, 2017 (unaudited), no transactions had occurred that would result in an adjustment to the initial conversion price and the conversion rate for all series of preferred stock was one-for-one.

Shares of Series A, B, C, and D convertible preferred stock (collectively the “Prior Preferred”) will automatically convert into shares of common stock, based on the then-applicable series conversion price, upon the earlier of (i) at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Prior Preferred, voting together as a single class on an as-if-converted basis, or (ii) immediately upon the closing of a firmly underwritten public stock offering in which gross cash proceeds to the Company (before underwriting discounts, commissions, and fees) are at least $80,000,000 (a “Qualified IPO”).

Each share of Series E convertible preferred stock will automatically convert into shares of common stock upon the earlier of (i) the affirmative election of the holders of at least 66 2/3% of the outstanding shares of Series E convertible preferred stock, voting together as a single class on an as-if converted basis or (ii) immediately upon the closing of a Qualified IPO; provided, however, if the offering price per common share to the public in the Qualified IPO is equal to less than two times the then-effective series conversion price of the Series E convertible preferred stock, then upon the closing of the Qualified IPO, each share of Series E preferred stock will automatically be converted into the number of shares of common stock with a value, based on the offering price to the public, of two times the then-effective series conversion price of the Series E convertible preferred stock.

Each share of Series F convertible preferred stock will automatically be converted into shares of common stock upon the earlier of (i) the affirmative election of the holders of at least 66 2/3% of the outstanding shares of the Series F convertible preferred stock, voting together as a single class on an as-if converted basis or (ii) the closing of a Qualified IPO where the offering price to the public is at least equal to the then-applicable series conversion price of the Series F preferred stock.

Each share of Series G convertible preferred stock will automatically be converted into an equal number of shares of common stock upon the earlier of (i) the affirmative election of the holders of at least 66 2/3% of the outstanding shares of the Series G convertible preferred stock, voting together as a single class on an as-if-converted basis, or (ii) the closing of a Qualified IPO where the offering price to the public is at least equal to the then-applicable series conversion price of the Series G preferred stock.

Each share of Series H convertible preferred stock will automatically be converted into an equal number of shares of common stock upon the earlier of (i) the affirmative election of the holders of at least 66 2/3% of the outstanding shares of the Series H convertible preferred stock, voting together as a single class on an as-if-converted basis, or (ii) the closing of a Qualified IPO where the offering price to the public is at least equal to the then-applicable series conversion price of the Series H preferred stock.

Liquidation Preference—The holders of Series A, B, C, D, E, F, G, and H convertible preferred stock are entitled to a liquidation preference per share equal to the applicable original purchase price of $0.06052, $0.15635, $0.09018, $0.10822, $0.39640, $0.72613, $0.90566, $1.29955 and $1.52890 per share, respectively, plus all declared and unpaid dividends.

Upon liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the holders of Series H preferred stock are entitled to be paid an amount per share equal to the Series H original purchase price, plus all declared and unpaid dividends (the “Series H Liquidation Preference”) out of the assets of the Company legally available for distribution before any distribution or payment can be made to the holders of Series A, B, C, D, E, F, and G convertible preferred stock or the holders of common stock. If, upon a Liquidation Event, the assets of the Company are insufficient to make payment in full to all holders of Series H convertible preferred stock, then the assets of the Company will be distributed among the holders of Series H convertible preferred stock ratably in proportion to the full amounts to which they would otherwise be entitled.

After payment of the full Series H Liquidation Preference, before any distribution or payment shall be made to the holders of Series A, B, C, D, E, and F convertible preferred stock or common stock, the holders of Series G convertible preferred stock are entitled to be paid an amount per share equal to the Series G original purchase price, plus all declared and unpaid dividends (the “Series G Liquidation Preference”) out of the assets of the Company legally available for distribution. If, upon a Liquidation Event, the assets of the Company are insufficient to make payment in full to all holders of Series G convertible preferred stock, then the assets of the Company will be distributed among the holders of Series G convertible preferred stock ratably in proportion to the full amounts to which they would otherwise be entitled.

After payment of the full Series G Liquidation Preference, before any distribution or payment shall be made to the holders of Series A, B, C, D, and E convertible preferred stock or common stock, the holders of Series F convertible preferred stock are entitled to be paid an amount per share equal to the Series F original purchase price, plus all declared and unpaid dividends (the “Series F Liquidation Preference”) out of the assets of the Company legally available for distribution. If, upon a Liquidation Event, the assets of the Company are insufficient to make payment in full to all holders of Series F convertible preferred stock, then the assets of the Company will be distributed among the holders of Series F convertible preferred stock ratably in proportion to the full amounts to which they would otherwise be entitled.

After payment of the full Series H Liquidation Preference, Series G Liquidation Preference and Series F Liquidation Preference, the holders of Series A, B, C, D, and E preferred stock (collectively, the “Junior Preferred Stock”) are entitled to be paid an amount per share equal to the applicable original purchase price, plus all declared and unpaid dividends (the “Junior Preferred Liquidation Preference”) before any distribution or payment can be made to the holders of common stock. If, upon a Liquidation Event, the assets of the Company are insufficient to make payment in full to all holders of Junior Preferred Stock, then the assets of the Company will be distributed among the holders of Junior Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled.

After payment of the full Series H Liquidation Preference, Series G Liquidation Preference, Series F Liquidation Preference and Junior Preferred Liquidation Preference, the remaining assets of the Company legally available for distribution will be distributed ratably to the holders of common stock and convertible preferred stock on an as-if converted to common stock basis.

Voting Rights—The Company’s amended and restated certificate of incorporation contains protective provisions for the holders of convertible preferred stock under which the vote of a defined number of each series then-outstanding convertible preferred stock is required for the Company to take actions that would adversely affect the powers, rights, preferences, or privileges of the holders of the Company’s convertible preferred stock.

Holders of Series A, C-1, C-2, D, E, F, G, and H convertible preferred stock (collectively, the “Voting Preferred”) are entitled to voting rights for the number of votes equal to the number of shares of common stock that such shares can be converted into. The Series B convertible preferred stock is nonvoting, except for certain protective rights.

Election of Directors—The holders of Series A convertible preferred stock are entitled to elect two directors to the Board of Directors. The holders of Series C, D, and E convertible preferred stock are entitled to elect one director each to the Board of Directors. The holders of common stock and the Voting Preferred, voting together as a single class on an as-if converted basis, are entitled to elect all remaining members of the Board of Directors.

The Company classifies its convertible preferred stock outside of stockholders’ deficit because the shares are considered effectively redeemable upon a deemed liquidation event. During the periods presented, the Company did not adjust the carry value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable.

6. COMMON STOCK

As of December 26, 2015, and December 31, 2016 and June 30, 2017 the Company had reserved shares of common stock for issuance as follows:

	December 26, 2015	December 31, 2016	June 30, 2017
			(unaudited)
Conversion of:
Series A convertible preferred stock	138,120,000	138,120,000	138,120,000
Series B convertible preferred stock	38,376,422	38,376,422	38,376,422
Series C-1 convertible preferred stock	55,443,357	55,443,357	55,443,357
Series C-2 convertible preferred stock	46,202,800	46,202,800	46,202,800
Series C-2 convertible preferred stock warrants	7,500,000	7,500,000	7,500,000
Series D convertible preferred stock	25,227,043	25,227,043	25,227,043
Series D convertible preferred stock warrants	2,887,486	2,887,486	2,887,486
Series E convertible preferred stock	66,447,959	66,447,959	66,447,959
Series E convertible preferred stock warrants	516,434	516,434	516,434
Series F convertible preferred stock	66,250,026	66,250,026	66,250,026
Series G convertible preferred stock	19,237,429	19,237,429	19,237,429
Series H convertible preferred stock	29,759,957	29,759,957	29,759,957
Series H convertible preferred stock warrants	—	—	2,451,891
Conversion of common stock warrants	3,250,000	2,250,000	2,250,000
Common stock options issued under stock option plan	119,103,419	134,009,844	147,361,901
Common stock options available for grant under stock option plan	18,113,349	2,454,228	25,533,017

Total	636,435,681	634,682,985	673,565,722

Stock Option Plan—As of December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited) the Company had reserved for issuance 137,216,768 and 136,464,072 and 172,894,918 shares of common stock, respectively, under the Company’s 2008 Equity Incentive Plan (the “2008 Plan”). Options granted under the 2008 Plan must be granted at a price per share equivalent to the fair market value on the date of grant. Recipients of option grants under the 2008 Plan who possess more than 10% of the combined voting power of the Company

(a “10% Shareholder”) are subject to certain limitations, and incentive stock options granted to such recipients must be at a price no less than 110% of the fair market value at the date of grant. Options under the 2008 Plan generally vest over four years and have a term of 10 years.

Early Exercise of Stock Options—The 2008 Plan allows employees to exercise options granted prior to vesting, if approved by the Company’s Board of Directors. The unvested shares are subject to the Company’s repurchase right at the original purchase price. The proceeds from the early exercise of stock options are initially recorded as an accrued liability and reclassified to stockholders’ equity as the Company’s repurchase right lapses. As of December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited) 68,439 shares, 19,689 shares, and 120,446 shares subject to repurchase were outstanding, respectively.

Activity under the Company’s 2008 Plan is as follows:

	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Grant Date Fair Value Per Share
Balance—December 27, 2014	19,961,255	84,462,429	$0.34	7.2	—
Increased authorization	37,500,000	—		—	—
Granted	(43,217,481)	43,217,481	0.97	—	$0.43
Exercised	—	(4,779,833)	0.18	—	—
Repurchased	72,917	—	0.61	—	—
Forfeited and expired	3,796,658	(3,796,658)	0.65	—	—

Balance—December 26, 2015	18,113,349	119,103,419	0.56	7.1	—
Granted	(24,234,500)	24,234,500	1.06	—	0.45
Exercised	—	(752,696)	0.58	—	—
Forfeited and expired	8,575,379	(8,575,379)	0.76	—	—

Balance—December 31,2016	2,454,228	134,009,844	0.61	6.6	—
Increase authorization (unaudited)	37,500,000	—		—	—
Granted (unaudited)	(16,761,500)	16,761,500	0.99	—	0.44
Exercised (unaudited)	—	(1,069,154)	0.82	—	—
Forfeited and expired (unaudited)	2,340,289	(2,340,289)	0.92	—	—

Balance—June 30, 2017 (unaudited)	25,533,017	147,361,901	0.65	6.5	—

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
At December 31, 2016
Shares vested and expected to vest	128,213,874	$0.60	6.5	$45,365
Shares vested and exercisable	78,327,809	0.41	5.1	42,558
At June 30, 2017 (unaudited)
Shares vested and exercisable	85,990,784	0.44	5.0	71,120

Stock-Based Compensation—The fair value of options granted under the 2008 Plan is estimated on the grant date using the Black-Scholes option-valuation model. This valuation model for stock-based compensation expense requires the Company to make certain assumptions and judgments about the variables used in the calculation, including the expected term, the expected volatility of the Company’s common stock, an assumed risk-free interest rate, and expected dividends. In addition to these assumptions, the Company also estimated a forfeiture rate of unvested stock options to calculate the stock-based compensation expense prior to January 1, 2017. Beginning January 1, 2017, the Company began recognizing forfeitures as they occur with the adoption of the new guidance related to accounting for stock-based payment award transactions.

Expected Term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined based on the simplified method as described in ASC Topic 718-10-S99-1, SEC Materials SAB Topic 14, Share-Based Payment.

Expected Volatility—The Company’s volatility factor is estimated using several comparable public company volatilities for similar option terms.

Expected Dividends—The Company has never paid cash dividends and has no present intention to pay cash dividends in the future, and as a result, the expected dividends are $0.

Risk-Free Interest Rate—The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equivalent to the estimated life of the stock-based awards. Where the expected term of the Company’s stock-based awards does not correspond with the term for which an interest rate is quoted, the Company performs a straight-line interpolation to determine the rate from the available term maturities.

Fair Value of Common Stock—Given the absence of a public trading market, the Company’s board of directors consider numerous objective and subjective factors to determine the fair value of the common stock at each grant date. These factors include, but are not limited to (i) independent contemporaneous third-party valuations of the common stock; (ii) the prices for the preferred stock sold to outside investors; (iii) the rights and preferences of convertible preferred stock relative to the common stock; (iv) the lack of marketability of the common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

The Company uses the straight-line method for expense recognition.

The assumptions used to value stock-based awards granted during the years ended December 26, 2015 and December 31, 2016, and for the six months ended July 2, 2016 and June 30, 2017 are as follows:

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
(unaudited)
Dividend rate	$—	—	—	—
Expected term (in years)	6.1	5.3-6.5	5.3-6.5	5.3-6.5
Risk-free interest rate	1.39-1.90%	1.33-1.95%	1.32-1.50%	1.90-2.25%
Expected volatility	43-46%	44-46%	44-46%	40-44%
Fair value of common stock	$0.94-$1.17	$0.94-$1.10	$1.10	$1.02-1.27

The total intrinsic value of options exercised during the fiscal years ended December 26, 2015 and December 31, 2016, was $3,946,000 and $367,000, respectively. The total intrinsic value of options exercised during the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), was $242,000 and $207,000, respectively. As of December 31, 2016, the Company had $19,183,000 of unrecognized stock compensation expense, net of estimated forfeitures of $2,284,000 related to unvested stock options that are expected to be recognized over a weighted-average period of approximately 2.7 years. As of June 30, 2017 (unaudited), the Company had $23,595,000 of unrecognized stock compensation expense related to unvested stock options that is expected to be recognized over a weighted-average period of approximately 2.6 years.

As a result of the Company’s Black-Scholes option-valuation fair value calculations and the Company’s use of the straight-line vesting attribution method, the Company recognized employee stock-based compensation expense during the fiscal years ended December 26, 2015 and December 31, 2016, and June 30, 2017 as follows (in thousands):

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Cost of player revenue	$90	$136	$58	$74
Cost of platform revenue	54	224	102	40
Research and development	1,685	2,766	1,273	1,881
Sales and marketing	1,678	2,292	1,157	1,291
General and administrative	1,777	2,788	1,415	1,307

Total	$5,284	$8,206	$4,005	$4,593

Stock Option Repricing—In November 2016, the Company’s Board of Directors approved a common stock option repricing program whereby previously granted and unexercised options held by current employees with exercise prices above $0.94 per share were repriced on a one-for-one basis to $0.94 per share which represented the fair value of the Company’s common stock as of the date of the repricing. There was no other modification to the vesting schedule of the previously issued option. As a result, 30,706,349 unexercised options originally granted to purchase common stock at prices ranging from $0.95 to $1.17 per share were repriced under this program.

We treated the repricing as a modification of the original awards and calculated additional compensation costs for the difference between the fair value of the modified award and the fair value of the original award on the modification date. The repricing resulted in incremental stock-based compensation of $1,043,000. Expense related to vested shares of $96,000 was expensed on the repricing date and the remaining $947,000 related to unvested shares is being amortized over the remaining vesting period of such options.

Common Stock Warrants—In connection with various debt agreements entered into from January 2009 to July 2010, the Company issued a total of 3,250,000 fully vested warrants to purchase shares of common stock, with exercise prices ranging from $0.03 to $0.06 per share. The warrants are exercisable up to seven years from the date of issuance.

The warrant agreements contain clauses that affect the term of the warrants in the event of certain transactions. In the event that the Company is acquired, the warrants generally terminate upon the consummation of the transaction. In the event of an IPO, the warrants issued in 2010 expire on the third anniversary of the closing of the IPO. Both of the warrant agreements contain a clause that provides for an automatic net exercise of the warrant upon expiration of the warrant. None of the warrants had been exercised as of December 26, 2015. In 2016 the Company issued 974,358 shares of common stock upon expiration of 1,000,000 common stock warrants issued in 2009.

Preferred Stock Warrants—In connection with July 2011 loan and security agreements, the Company issued fully vested warrants to lenders to purchase 7,500,000 shares of Series C-2 convertible preferred stock with an exercise price of $0.10822 per share. The warrants are exercisable up to 10 years from the date of issuance. The warrants were initially valued at $2,214,000 and recorded as discounts on the related borrowings.

In connection with October 2011 amendments to loan and security agreements, the Company issued fully vested warrants to lenders to purchase 1,500,000 shares of Series D convertible preferred stock with an exercise price of $0.39640 per share. The warrants are exercisable up to 10 years from the date of issuance. The warrants were initially valued at $503,000 and recorded as discounts on the related borrowings.

In connection with a March 2012 convertible note and warrant purchase agreement, the Company granted fully vested warrants to investors to purchase 3,153,379 shares of Series D convertible preferred stock with an exercise price of $0.39640 per share and a term of five years. The warrants were initially valued at $823,000 and recorded as a discount on the related borrowings. The investors exercised 700,751 of the preferred stock warrants in May 2013 and 2,452,628 of the preferred stock warrants in January 2015.

In connection with a March 2012 amendment to an amended loan and security agreement, the Company issued fully vested warrants to lenders to purchase 1,009,081 shares of Series D convertible preferred stock with an exercise price of $0.39640 per share. The warrants are exercisable up to 10 years from the date of issuance. The warrants were initially valued at $335,000 and recorded as a discount on the related borrowings.

In connection with an April 2012 loan agreement, the Company issued fully vested warrants to lenders to purchase 378,405 shares of Series D convertible preferred stock at an exercise price of $0.39640 per share and 516,434 shares of Series E convertible preferred stock with an exercise price of $0.58091 per share. The warrants are exercisable up to 10 years from the date of issuance. The warrants were initially valued at $278,000 and recorded as a discount on the related borrowings.

In connection with a June 2017 loan agreement, the Company issued warrants to lenders to purchase 2,451,891 shares of Series H convertible preferred stock with an exercise price of $1.52890 per share. The warrants are exercisable up to 10 years from the date of issuance. The warrants were initially valued at $2,032,000 and recorded as a discount on the related borrowings.

Outstanding preferred stock warrants as of December 26, 2015 and December 31, 2016 and June 30, 2017 were as follows:

Series	Number Outstanding December 26, 2015 and December 31,	Number Outstanding June 30, 2017 (unaudited)	Issuance Date	Exercise Price	Original Term
C-2	7,500,000	7,500,000	July 13, 2011	$0.10822	10 years
D	1,500,000	1,500,000	October 17, 2011	0.39640	10 years
D	1,009,081	1,009,081	March 12, 2012	0.39640	10 years
D	378,405	378,405	April 27, 2012	0.39640	10 years
E	516,434	516,434	April 27, 2012	0.58091	10 years
H	—	2,451,891	June 9, 2017	1.52890	10 years

Total	10,903,920	13,355,811

The shares of convertible preferred stock issuable upon exercise of the warrants are convertible into common stock. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in the event of diluting stock issuances. As of December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited), no transactions had occurred that would result in an adjustment to the exercise price or the conversion rate of the warrants and the conversion rate for all of the convertible preferred stock issuable upon exercise of the warrants was one-for-one.

All of the warrant agreements contain clauses that affect the term of the warrant in the event of certain transactions. With the exception of Series H Warrants, in the event that the Company is acquired, the warrants generally terminate upon the consummation of the transaction. The Series H Warrants provide that in the event the Company is acquired, the Series H Warrants either automatically net exercise, terminate immediately prior to the transaction, or are assumed by the acquiring or successor entity, depending on the type and terms of the acquisition transaction. With the exception of the Series H Warrants, in the case of an IPO, the warrants expire on the third anniversary of the closing of the IPO. In addition, the warrant agreements contain a clause that provides for an automatic net exercise of the warrant upon expiration of the warrant.

The fair value of the preferred stock warrants has been recorded as a liability as of December 26, 2015, December 31, 2016 and June 30, 2017 (unaudited). The fair value of the preferred stock warrants is remeasured as of each balance sheet date using the Black-Scholes option-pricing model. Changes in the fair value of the preferred stock warrants during the year are recognized in the consolidated statements of operations.

The assumptions used to value the preferred stock warrants using the Black-Scholes model are as follows:

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
(unaudited)
Dividends	$—	$—	$—	$—
Expected term (in years)	3.3-3.8	3.2-3.9	3.2-3.4	3.0-8.2
Risk-free interest rate	1.1%—1.4%	0.7%—1.6%	0.7%—1.0%	1.5%—2.2%
Volatility	42.0%—46.9%	46.2%—47.8%	46.8%—47.8%	43.8%—49.0%

7. COMMITMENTS AND CONTINGENCIES

Commitments—The Company has operating lease agreements for office, research and development and sales and marketing space in the United States, the United Kingdom (“UK”), and China, with expiration dates from May 2017 to February 2021.

Rent expense for the years ended December 26, 2015 and December 31, 2016, was $4,170,000 and $4,627,000 respectively. Rent expense for the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited) was $2,383,000 (excluding amounts related to the loss from the exit of the former headquarters facilities) and $3,089,000, respectively. Future minimum lease payments under all operating leases as of December 31, 2016, are as follows (in thousands):

Fiscal Year	Operating Leases
2017	$8,138
2018	9,532
2019	9,593
2020	8,539
2021	22
Less: Sublease rental income	(4,436)

Total	$31,388

The total approximate future minimum lease payments is primarily comprised of lease payments for two office locations. The first is for the Company’s headquarters facilities in Los Gatos, California, which expires in 2020 and has future operating lease obligations of $23,327,000. The second is for the Company’s prior headquarters facility in Saratoga, California, which expires in 2020 and has future operating lease obligations of $10,296,000.

In connection with its leased facilities the Company recognized a liability for asset retirement obligations in 2015 representing the present value of estimated costs to be incurred at lease expiration. The liability for asset retirement obligations was not material as of December 31, 2016.

Purchase Commitments—The Company has various manufacturing contracts with vendors in the conduct of the normal course of its business. Two major vendors have contracts that are noncancelable or have varying provisions regarding cancellation. As of December 31, 2016, the Company had $64,347,000 purchase commitments for inventory issued to these vendors.

The Company records a liability for noncancelable purchase commitments in excess of its future demand forecasts. The Company recorded $2,040,000 for these purchase commitments in “Accrued liabilities” at December 31, 2016.

Loss from Exit of Facilities—In January 2016, the Company moved its headquarters facilities to Los Gatos, California from Saratoga, California. The Company has entered into subleases for a portion of the former headquarters and expects to sublease the remaining portion for the remainder of the lease period. In connection with the move, the Company recognized a facilities exit charge for the estimated loss on the sublease of $3,804,000 to “Operating Expenses” during the year ended December 31, 2016. The estimated loss is comprised of the remaining fair value of lease obligations and related expenses for exited locations, as determined at the cease-use dates of those facilities, net of estimated sublease income that could be reasonably obtained in the future, and will be paid out over the remaining lease terms, which end in fiscal 2020. The loss is offset by a non-cash adjustment for deferred rent liability associated with the exited locations of $1,120,000. Projected sublease income is based on management’s estimates, which are subject to change.

A summary of the Company’s exit liability activity for the year ended December 31, 2016 is as follows (in thousands):

December 31, 2016
Beginning balance	$—
Estimated loss from exit	3,804
Non-cash adjustment	1,120
Amortization of liability	(2,839)

Ending balance	$2,085

The Company recorded $2,005,000 of the $2,085,000 lease liability in “Accrued liabilities” and the remaining $80,000 in “Other long-term liabilities” at December 31, 2016.

Letter of Credit—As of December 31, 2016 and June 30, 2017 (unaudited) the Company had irrevocable letters of credit outstanding in the amount of $868,000 and $1,472,000 for the benefit of a landlord related to noncancelable facilities leases. The letters of credit have an expiration date of August 2017.

Contingencies—The Company may be involved in disputes or litigation matters that arise in the ordinary course of business. Management is not aware of any dispute that it believes would have a material adverse effect on its business, operating results, cash flows or financial condition.

Indemnification—Many of the Company’s agreements include certain provisions for indemnifying content publishers, licensees, contract manufacturers and suppliers if the Company’s products or services infringe a third party’s intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each agreement. To date, the Company has not incurred any material costs as a result of such obligations and have not accrued any liabilities related to such obligations in the consolidated financial statements.

Player Warranties—Upon issuance of a standard player warranty, the Company recognizes a liability for the obligation it assumes under the warranty. As of December 26, 2015, December 31, 2016 and June 30, 2017 (unaudited) the accrued warranty reserve was immaterial.

The Company’s standard player warranty period ranges from 12 to 24 months from the date of player activation. Upon shipment of player to its customers, the Company estimates expenses for the cost to replace products that may be returned under warranty and accrues a liability in cost of player revenue for this amount. The determination of the Company’s warranty requirements is based on historical experience. The Company estimates and adjusts these accruals at each balance sheet date for changes in these factors.

The Company offered customers separately priced optional-extended warranties through 2016. The Company defers and amortizes revenue associated with the sales of the extended warranties over the warranty period. As of December 26, 2015, December 31, 2016, and June 30, 2017 (unaudited) the extended warranty deferred revenue was immaterial.

8. INCOME TAXES

Net loss before income taxes for the years ended December 26, 2015 and December 31, 2016, consisted of the following (in thousands):

	Year Ended
	December 26, 2015	December 31, 2016
United States	$(41,696)	$(42,977)
Foreign	1,232	430

Net loss before income taxes	$(40,464)	$(42,547)

The income tax expense for the years ended December 26, 2015 and December 31, 2016, consisted of the following (in thousands):

	Year Ended
	December 26, 2015	December 31, 2016
Current:
Federal	$—	$—
State	71	50
Foreign	76	160

	147	210
Deferred:
Federal	—	—
State	—	—
Foreign	—	1

Total	$147	$211

The following is a reconciliation of the statutory federal income tax to the Company’s effective tax rate for the years ended December 26, 2015 and December 31, 2016:

	Year Ended
	December 26, 2015	December 31, 2016
U.S. federal income tax at statutory rate	34.0%	34.0%
U.S. state and local income taxes	(0.2)	(0.1)
Change in valuation allowance	(33.7)	(36.9)
Federal research and development tax credit	3.9	4.8
Convertible preferred stock warrants	(1.5)	0.7
Stock-based compensation	(1.7)	(2.5)
Permanent items	(1.1)	(0.2)
Foreign rate differential	0.4	—
Other	(0.5)	(0.2)

Effective tax rate	(0.4)%	(0.4)%

Significant components of the Company’s deferred income tax assets and liabilities as of December 26, 2015 and December 31, 2016, consist of the following (in thousands):

	December 26, 2015	December 31, 2016
Deferred tax assets:
Net operating loss carryforwards	$35,112	$46,954
Reserves and accruals	15,147	15,575
Research and development credits	7,397	10,555
Depreciation and amortization	946	1,568
Stock-based compensation	2,338	4,068

Total deferred tax assets	60,940	78,720
Valuation allowance	(60,912)	(78,695)

Net deferred tax assets	$28	$25

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized through future operations. As a result of the Company’s analysis of all available objective evidence, both positive and negative, as of December 31, 2016, management believes it is more likely than not that the deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its deferred tax assets December 26, 2015 and December 31, 2016 with the exception of deferred tax assets related to foreign entities in the UK and China. The valuation allowance increased by $17,783,000 from December 26, 2015 to December 31, 2016.

For federal and state income tax reporting purposes, respective net operating loss carryforwards of $129,788,000 and $65,988,000 are available to reduce future taxable income, if any. These net operating loss carryforwards will begin to expire in 2028 for federal and state income tax purposes.

As a result of certain realization requirements of ASC 718, Compensation—Stock Compensation, the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets as of December 26, 2015 and December 31, 2016, that arose directly from (or the use of which was postponed by) tax deductions related to equity compensation that are greater than the compensation recognized for financial reporting. Equity will be increased by $1,169,000 and $95,000 for federal and state income tax purposes, respectively, if and when such deferred tax assets are ultimately realized. The Company uses ASC 740 ordering when determining when excess tax benefits have been realized.

As of December 31, 2016, the Company has research and development tax credit carryforwards of $9,067,000 and $7,586,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will begin to expire in 2028. The state tax credits can be carried forward indefinitely.

The Internal Revenue Code of 1986, as amended (the “Code”), contains provisions that may limit the net operating loss and credit carryforwards available for use in any given period upon the occurrence of certain events, including a statutorily defined significant change in ownership. Utilization of the net operating loss and tax credit carryforwards is subject to an annual limitation due to an ownership change, as defined by section 382 of the Code. The Company completed a recent study to assess whether any section 382 ownership change has occurred since the Company’s formation. Based on the study, the Company had a section 382 ownership change on December 18, 2009 and tax attributes generated by the Company through the ownership change date are subject to the limitation.

The total amount of unrecognized tax benefits as of December 31, 2016 is $4,368,000 which is fully composed of research and development credits. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the fiscal years ended December 26, 2015 and December 31, 2016 is as follows (in thousands):

	December 26, 2015	December 31, 2016
Unrecognized tax benefits at beginning of year	$2,309	$2,917
Gross increase for tax positions of current years	945	1,246
Gross increase for tax positions of prior year	—	205
Gross decrease for tax positions of prior years	(337)	—

Unrecognized tax benefits balance at end of year	$2,917	$4,368

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of its income tax expense. As of December 31, 2016, there were no accrued interest and penalties related to uncertain tax positions.

None of the Company’s unrecognized tax benefit, if recognized, would affect its effective tax rate. The Company does not believe that the amount of unrecognized tax benefits will change significantly in the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. These audits include questioning the timing and amount of deductions; the nexus of income among various tax jurisdictions; and compliance with federal, state, and local tax laws. The Company is not currently under audit by the Internal Revenue Service or other similar state and local authorities. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

The Company did not provide for federal income taxes on approximately $605,000 of undistributed earnings of its foreign subsidiaries as of December 31, 2016, because the Company intends to permanently reinvest such earnings outside the U.S.

9. RELATED-PARTY TRANSACTIONS

The Company has agreements with one of the Company’s strategic investors. In the fiscal years ended December 26, 2015 and December 31, 2016, the Company recorded $459,000 and $654,000 of revenue from sales to this investor. The Company had receivable balances of $286,000 and $148,000 related to these sales at December 26, 2015 and December 31, 2016, respectively.

In addition, a member of the Company’s Board of Directors is a senior vice president at an operating unit of one of the strategic investors.

10. RETIREMENT PLANS

The Company maintains a 401(k) tax deferred saving plan (the “Savings Plan”) for the benefit of qualified employees. Qualified employees may elect to make contributions to the Savings Plan on a biweekly basis, subject to certain limitations. The Company may make contributions to the Savings Plan at the discretion of the Board of Directors. No contributions were made for the fiscal years ended December 26, 2015 and December 31, 2016.

In 2014, the Company established a defined contribution plan in the U.K. for its U.K.-based employees. The Company contributed $165,000 and $208,000 to the plan for fiscal years ended December 26, 2015 and December 31, 2016, respectively. The Company contributed $101,000 and $137,000 to the plan for the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), respectively.

11. NET LOSS PER SHARE

The Company calculates its basic and diluted net loss per share allocable to common stockholders in conformity with the two-class method required for companies with participating securities. In computing diluted net loss allocable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share allocable to common stockholders is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. For purposes of the calculation of diluted net loss per share allocable to common stockholders, convertible preferred stock, unvested shares of common stock issued upon the early exercise of stock options, convertible preferred stock warrants, options to purchase common stock and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share allocable to common stockholders as their effect is antidilutive.

Basic and diluted net loss per share of common stock allocable to common stockholders is calculated by dividing the net loss allocable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase, and excludes any dilutive effects of employee stock-based awards and warrants. Because the Company has reported a net loss for the years ended December 26, 2015 and December 31, 2016 and the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited), diluted net loss per common share is the same as the basic net loss per share for those years.

The Company considers all series of its convertible preferred stock to be participating securities as they are entitled to receive noncumulative dividends prior and in preference to any dividends on shares of common stock. Due to the Company’s net losses, there is no impact on the loss per share calculation in applying the two-class method since the participating securities have no legal obligation to share in any losses.

The table presents the calculation of basic and diluted net loss per share as follows (in thousands, except share and per share data):

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Numerator:
Net loss allocable to common stockholders	$(40,611)	$(42,758)	$(33,242)	$(24,215)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	24,183,442	28,475,699	28,177,035	29,196,191

Net loss per share, basic and diluted	$(1.68)	$(1.50)	$(1.18)	$(0.83)

The potential common shares that were excluded from the calculation of diluted net loss per share because their effect would have been antidilutive for the periods presented are as follows:

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Options to purchase common stock	119,103,419	134,009,844	128,842,270	147,361,901
Unvested shares of common stock issued upon early exercise of stock options	68,439	19,689	37,709	120,446
Warrants to purchase common stock	3,250,000	2,250,000	2,250,000	2,250,000

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
Warrants to purchase convertible preferred stock	10,903,920	10,903,920	10,903,920	13,355,811
Convertible preferred stock	485,064,993	485,064,993	485,064,993	485,064,993

Total	618,390,771	632,248,446	627,098,892	648,153,151

Unaudited Pro Forma Loss Per Share

Pro forma basic and diluted net loss per share were computed to give effect to the conversion of the Series A, Series B, Series C-1, Series C-2, Series D, Series E, Series F, Series G and Series H convertible preferred stock using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. Also, the numerator has been adjusted to reverse the fair value adjustments related to the convertible preferred stock warrants as they will become warrants to purchase common stock and at such time will no longer require periodic revaluation.

The table presents the calculation of basic and diluted pro forma net loss per share for the periods presented as follows (in thousands, except share and per share data):

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
		(unaudited)
Pro forma loss per share, basic and diluted
Numerator:
Net loss, basic and diluted	$(42,758)	$(24,215)
Add: Change in fair value of convertible preferred stock warrant liability	(888)	2,651

Net loss used in computing pro forma net loss per share, basic and diluted	$(43,646)	$(21,564)

Denominator:
Weighted-average shares used in computing net loss per share, basic and diluted	28,475,699	29,196,191
Add: Pro forma adjustment to reflect assumed conversion of convertible preferred stock	485,064,993	485,064,993

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	513,540,692	514,261,184

Pro forma net loss per share, basic and diluted	$(0.08)	$(0.04)

12. SEGMENT INFORMATION

An operating segment is defined as a component of an entity for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company uses the management approach to determine the segment financial information that should be disaggregated and presented separately in the Company’s notes to its consolidated financial statements. The management approach is based on the manner by which management has organized the segments within the Company for making operating decisions, allocating resources, and assessing performance.

The Company’s CODM is its Chief Executive Officer, and the CODM evaluates performance and makes decisions about allocating resources to its operating segments based on financial information presented on a consolidated basis and on revenue and gross profit for each operating segment. In the second quarter of 2017 the Company changed the operating segments to combine one of the previous operating segments with two existing segments to reflect how the CODM evaluates performance and allocates resources. This change did not result in a change to the reportable segments.

The Company is organized into two reportable segments as follows:

Player—Consists primarily of net sales of streaming media players and accessories through retailers and distributors, as well as directly to customers through the Company’s website.

Platform—Consists primarily of fees received from advertisers and content publishers, and from licensing the Company’s technology and proprietary operating system to service operators. Platform revenue primarily includes fees earned from the sale of digital advertising and revenue share from new or recurring user subscriptions activated through the Company’s platform and revenue share from user purchases of content publishers’ media through its platform. The Company also earns revenue from the sale of branded channels on remote controls.

The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate property and equipment or any other assets or capital expenditures to reportable segments. Operating expenses are not managed at the segment level.

The Company evaluates the performance of its reportable segments based on the financial measures, including segment gross profit, which is regularly reviewed by the CODM and provides insight into the individual segments and their ability to contribute to Company’s operating results.

Customers accounting for 10% or more of player segment revenue, net for the fiscal years ended December 26, 2015 and December 31, 2016, and the six months ended July 2, 2016 and June 30, 2017, were as follows:

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Customer A	19%	18%	18%	13%
Customer B	12	11	11	12
Customer C	26	32	33	32
Customer D	*	*	*	10

Customers accounting for 10% or more of platform segment revenue for the fiscal years ended December 26, 2015 and December 31, 2016, and the six months ended July 2, 2016 and June 30, 2017, were as follows:

	Year Ended		Six Months Ended
	December 26, 2015	December 31, 2016	July 2, 2016	June 30, 2017
			(unaudited)
Customer 1	31%	15%	18%	*	%
Customer 2	11	*	*	*
Customer 3	*	10	*	13

*	Less than 10%

Substantially all Company assets were held in the United States and were attributable to the operations in the United States as of December 26, 2015 and December 31, 2016, and the six months ended July 2, 2016 (unaudited) and June 30, 2017 (unaudited). Revenue in international markets was less than 10% in each of the periods presented.

13. SUBSEQUENT EVENTS

Lease Agreements—In January 2017, the Company entered into a real estate lease agreement for office space in New York, New York. Future minimum lease payments aggregating $7,803,000 are payable 2017 through 2024. The Company issued an irrevocable letter of credit in the amount of $604,000 for the benefit of the landlord related to the lease agreement.

In April 2017, the Company entered into a real estate lease agreement for office space in Santa Monica, California. Future minimum lease payments aggregating $1,770,000 are payable 2017 through 2020.

Common Stock Warrants—In July 2017, the Company issued 2,143,700 shares of common stock upon net exercise of 2,250,000 common stock warrants issued in connection with a debt agreement entered in 2010.

2008 Equity Incentive Plan—In March 2017, the Company increased the number of shares reserved for issuance under the Company’s 2008 Plan by 37,500,000 shares to a total of 199,059,586 shares.

Licensing Agreement—In the first quarter of 2017, the Company entered into a patent and technology license agreement. The agreement provides the Company with a multi-year license for streaming players, with the right to sublicense to Roku TV brand licenses, as well as a release of potential claims for past liabilities under the licensed patents. The Company will incur future license fees over the course of the license. The Company accrued a liability of $4,563,000 as of December 31, 2016, which was recognized as “Cost of Revenue—Player” during the year ended December 31, 2016 related to the release of potential claims for past liabilities.

Since we launched our first streaming device, our users have streamed 27.7 billion hours.1 That’s 3.2 million years of Happy Streaming.™

1. from January 1, 2008 through June 30, 2017

Roku

Now this is TV.™

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market listing fee.

Item	Amount
SEC registration fee		$11,590
FINRA filing fee		15,500
Nasdaq Global Select Market listing fee		25,000
Legal fees and expenses			*
Accounting fees and expenses			*
Printing and engraving expenses			*
Transfer agent and registrar fees			*
Miscellaneous fees and expenses			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Roku, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Roku. At present, there is no pending litigation or proceeding involving a director or officer of Roku regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2014:

Sales of Preferred Stock

(1)	In October 2014, we sold an aggregate of 19,237,429 shares of Series G preferred stock to a total of 11 accredited investors at a purchase price per share of $1.29955 for an aggregate purchase price of $25,000,001.

(2)	In November 2015, we sold an aggregate of 29,759,957 shares of Series H preferred stock to a total of 14 accredited investors at a purchase price per share of $1.5289 for an aggregate purchase price of $45,499,999.

Issuances of Preferred Stock Warrants

(3)	In June 2017, we issued warrants to purchase up to an aggregate of 2,451,891 shares of Series H preferred stock to a total of three accredited investors at an aggregate exercise price per share of $1.5289 for an aggregate exercise price of $3,748,696.15.

Option and Common Stock Issuances

(4)	From January 1, 2014 through September 1, 2017, we granted to certain employees, consultants and directors options to purchase an aggregate of 149,007,335 shares of Class B common stock under our 2008 Plan, at exercise prices ranging from $0.49 to $1.47 per share.

(5)	From January 1, 2014 through September 1, 2017, we issued and sold an aggregate of 12,903,213 shares of Class B common stock upon the exercise of options under our 2008 Plan at exercise prices ranging from $0.0267 to $1.02, per share, for an aggregate exercise price of $3,666,311.14.

(6)	In July 2017, we issued 2,143,700 shares of our Class B common stock upon the automatic net exercise of a warrant to purchase 2,250,000 shares of our Class B common stock.

The offers, sales and issuances of the securities described in paragraphs (1) through (6) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving a public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Roku, Inc., as currently in effect.

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Roku, Inc., as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of Roku, Inc., to be in effect upon closing of the offering.

3.4	Amended and Restated Bylaws of Roku, Inc., as currently in effect.

3.5*	Form of Amended and Restated Bylaws of Roku, Inc., to be in effect upon closing of the offering.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Form of Opinion of Cooley LLP.

10.1	Amended and Restated Investor Rights Agreement, by and among Roku, Inc. and the investors listed on Exhibit A thereto, dated November 9, 2015.

10.2	Amendment to the Amended and Restated Investor Rights Agreement, dated March 6, 2017.

10.3+	Roku, Inc. 2008 Equity Incentive Plan.

10.4+	Forms of Option Agreement and Option Grant Notice under 2008 Equity Incentive Plan.

10.5*+	Roku, Inc. 2017 Equity Incentive Plan.

10.6*+	Forms of Option Agreement and Option Grant Notice under 2017 Equity Incentive Plan.

10.7*+	Roku, Inc. 2017 Employee Stock Purchase Plan.

10.8*+	Form of Indemnification Agreement, by and between Roku, Inc. and each of its directors and executive officers.

10.9+	Employment Terms Agreement, by and between Roku, Inc. and Stephen Kay, dated November 15, 2013.

10.10+	Employment Terms Agreement, by and between Roku, Inc. and Stephen Shannon, dated August 29, 2012.

10.11+	Employment Terms Agreement, by and between Roku, Inc. and Steve Louden, dated June 11, 2015.

10.12+	Employment Terms Agreement, by and between Roku, Inc. and Charles Smith, dated August 27, 2012.

10.13+	Employment Terms Agreement, by and between Roku, Inc. and Scott Rosenberg, dated October 30, 2012.

10.14	Amended and Restated Loan and Security Agreement, by and between Roku, Inc. and Silicon Valley Bank, dated November 18, 2014.

10.15	First Amendment to Amended and Restated Loan and Security Agreement, by and between Roku, Inc. and Silicon Valley Bank, dated May 14, 2015.

Exhibit No.	Description of Exhibit

10.16	Second Amendment to Amended and Restated Loan and Security Agreement, by and between Roku, Inc. and Silicon Valley Bank, June 9, 2017.

10.17	Subordinated Loan and Security Agreement, by and between Roku, Inc. and Silicon Valley Bank, dated June 9, 2017.

10.18	Warrant to Purchase Stock, by and between Roku, Inc. and Gold Hill Capital 2008, LP, dated July 13, 2011.

10.19	Warrant to Purchase Stock, by and between Roku, Inc. and Gold Hill Capital 2008, LP, dated October 17, 2011.

10.20	Warrant to Purchase Stock, by and between Roku, Inc. and Silicon Valley Bank, dated March 12, 2012.

10.21	Warrant to Purchase Stock, by and between Roku, Inc. and Gold Hill Capital 2008, LP, dated April 27, 2012.

10.22	Warrant to Purchase Stock, by and between Roku, Inc. and Pearl Street Technology Finance I Onshore LP, dated June 9, 2017.

10.23	Warrant to Purchase Stock, by and between Roku, Inc. and Silicon Valley Bank, dated June 9, 2017.

10.24	Warrant to Purchase Stock, by and between Roku, Inc. and Westriver Mezzanine Loans—Loan Pool V, LLC, dated June 9, 2017.

10.25	Roku, Inc. Severance Benefit Plan.

10.26	Sublease for 170/180 Knowles Drive, by and between Roku, Inc. and Netflix, Inc., dated August 18, 2015.

10.27	Sublease for 100 Winchester Circle, by and between Roku, Inc. and Netflix, Inc., dated August 18, 2015.

10.28	Sublease for 150 Winchester Circle, by and between Roku, Inc. and Netflix, Inc., dated August 18, 2015.

23.1*	Consent of Cooley LLP (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1	Power of Attorney (see page II-6).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

See index to financial statements on page F-1. All schedules have been omitted because they are not required or are not applicable.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the

Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Gatos, State of California, on the 1st day of September, 2017.

ROKU, INC.

By:	/s/ Anthony Wood
Anthony Wood
President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitute and appoint Anthony Wood and Steve Louden, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony Wood Anthony Wood	President, Chief Executive Officer and Chairman (Principal Executive Officer)	September 1, 2017

/s/ Steve Louden Steve Louden	Chief Financial Officer (Principal Financial and Accounting Officer)	September 1, 2017

/s/ Ravi Ahuja Ravi Ahuja	Director	September 1, 2017

/s/ Shawn Carolan Shawn Carolan	Director	September 1, 2017

/s/ Jeffrey Hastings Jeffrey Hastings	Director	September 1, 2017

/s/ Alan Henricks Alan Henricks	Director	September 1, 2017

/s/ Neil Hunt Neil Hunt	Director	September 1, 2017

/s/ Daniel Leff Daniel Leff	Director	September 1, 2017

/s/ Ray Rothrock Ray Rothrock	Director	September 1, 2017